UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

March 18, 2021

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

March 18, 2021

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Please find attached a copy of the consolidated financial statements of Intercorp Financial Services Inc. (“IFS”) and its subsidiaries, for the fiscal year ended December 31, 2020, including the report of the external independent auditor Paredes Burga & Asociados Sociedad Civil de Responsabilidad Limitada, member of Ernst & Young. These financial Statements were approved by IFS’s Board of Directors in its session held on March 18, 2021 and will be submitted for the evaluation and approval of the Annual General Shareholders Meeting on March 31, 2021.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Michela Casassa

Chief financial Officer

Translation of independent auditor’s report and consolidated financial statements originally issued in Spanish – Note 33

Intercorp Financial Services Inc. and Subsidiaries

Consolidated financial statements as of December 31, 2020 and 2019, together with Independent Auditor’s Report

Translation of independent auditor’s report and consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Intercorp Financial Services Inc. and Subsidiaries

Consolidated financial statements as of December 31, 2020 and 2019, together with Independent Auditor’s Report

Content

Translation of independent auditor’s report and consolidated financial statements originally issued in Spanish – Note 33

Independent Auditor’s Report

To the Shareholders and Board of Directors of Intercorp Financial Services Inc.

We have audited the accompanying consolidated financial statement of Intercorp Financial Services Inc. and Subsidiaries (a holding company incorporated in the Republic of Panama, and Subsidiary of Intercorp Perú Ltd.) which comprise the consolidated statement of financial position as of December 31, 2020, and 2019, and the related consolidated statement of income, other comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2020, 2019 and 2018, and a summary of significant accounting policies and other explanatory notes.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control that Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. Our audits were conducted in accordance with International Standards on Auditing as adopted for use in Peru by the Board of Peruvian Associations of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making this risk assessment, the auditor considers the internal control that is relevant to the entity and its Subsidiaries in the preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate for the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity and its Subsidiaries’ internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Intercorp Financial Services Inc. and Subsidiaries as of December 31, 2020 and 2019, as well as the consolidated results of their operations and their consolidated cash flows for each of the years ended December 31, 2020, 2019 and 2018, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Lima, Peru,

March 17, 2021

Countersigned by:

Victor Tanaka

C.P.C.C. Register No.25613

Translation of consolidated financial statements originally issued in Spanish – Note 33

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of financial position

As of December 31, 2020 and 2019

	Note	2020	2019		Note	2020	2019
		S/(000)	S/(000)			S/(000)	S/(000)
Assets				Liabilities and equity
Cash and due from banks	4(a)			Deposits and obligations	11
Non-interest bearing		3,397,663	2,704,758	Non-interest bearing		9,354,487	5,644,238
Interest bearing		14,750,135	7,153,180	Interest bearing		37,794,788	32,448,986
Restricted funds		617,684	1,270,937			47,149,275	38,093,224
		18,765,482	11,128,875
				Inter-bank funds	4(e)	28,971	169,138
Inter-bank funds	4(e)	18,105	85,006	Due to banks and correspondents	12	9,660,877	3,979,637
Financial investments	5	24,277,115	19,072,718	Bonds, notes and other obligations	13	7,778,751	6,890,290
Loans, net:	6			Due from customers on acceptances		16,320	139,685
Loans, net of unearned interest		43,504,274	38,531,632	Insurance contract liabilities	14	12,501,723	11,426,631
Impairment allowance for loans		(2,984,851)	(1,394,779)	Other accounts payable, provisions and other liabilities	10	2,146,152	1,960,227
		40,519,423	37,136,853	Deferred Income Tax liability, net	15	11	13
				Total liabilities		79,282,080	62,658,845

				Equity, net	16
				Equity attributable to IFS’s shareholders:
				Capital stock		1,038,017	1,038,017
Investment property	7	1,043,978	972,096	Treasury stock		(2,769)	(196)
Property, furniture and equipment, net	8	844,427	950,943	Capital surplus		532,771	530,456
Due from customers on acceptances		16,320	139,685	Reserves		5,200,000	4,700,000
Intangibles and goodwill, net	9	1,042,585	979,262	Unrealized results, net		836,773	442,905
Other accounts receivable and other assets, net	10	1,355,029	1,051,872	Retained earnings		1,303,317	2,145,688
Deferred Income Tax asset, net	15	353,565	44,983			8,908,109	8,856,870
				Non-controlling interest		45,840	46,578

				Total equity, net		8,953,949	8,903,448

Total assets		88,236,029	71,562,293	Total liabilities and equity, net		88,236,029	71,562,293

The accompanying notes are an integral part of these consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of income

For the years ended December 31, 2020, 2019 and 2018

	Note	2020	2019	2018
		S/(000)	S/(000)	S/(000)
Interest and similar income	19	4,664,967	4,847,216	4,321,282
Interest and similar expenses	19	(1,192,284)	(1,423,963)	(1,177,294)
Net interest and similar income		3,472,683	3,423,253	3,143,988
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(2,393,944)	(750,811)	(660,072)
(Loss) recovery due to impairment of financial investments	5(c)	(32,904)	(6,790)	13,077
Net interest and similar income after impairment loss		1,045,835	2,665,652	2,496,993
Fee income from financial services, net	20	723,500	925,885	874,426
Net gain on foreign exchange transactions		318,422	201,352	228,160
Net gain on sale of financial investments	5(b)(***)	185,383	112,215	14,240
Net gain from derecognition of financial assets at amortized cost	5(d)	-	8,474	-
Net gain on financial assets at fair value through profit or loss	5(e) and 10(b)(*)	165,883	103,210	11,979
Net gain on investment property	7(b)	44,929	96,168	85,298
Other income	21	62,117	70,660	69,043
		1,500,234	1,517,964	1,283,146
Insurance premiums and claims
Net premiums earned	22	514,981	420,633	319,579
Net claims and benefits incurred for life insurance contracts and others	23	(794,051)	(700,264)	(720,337)
		(279,070)	(279,631)	(400,758)
Other expenses
Salaries and employee benefits	24	(749,246)	(798,774)	(755,914)
Administrative expenses	25	(748,617)	(786,362)	(775,254)
Depreciation and amortization	8(a) and 9(a)	(268,750)	(262,015)	(164,698)
Other expenses	21	(144,047)	(131,163)	(141,615)
		(1,910,660)	(1,978,314)	(1,837,481)
Income before translation result and Income Tax		356,339	1,925,671	1,541,900
Translation result		(45,723)	17,770	(34,991)
Income Tax	15(c)	72,933	(493,326)	(415,515)
Net profit for the year		383,549	1,450,115	1,091,394
Attributable to:
IFS’s shareholders		383,259	1,441,258	1,084,280
Non-controlling interest		290	8,857	7,114
		383,549	1,450,115	1,091,394
Earnings per share attributable to IFS’s shareholders basic and diluted (stated in Soles)	26	3.320	12.778	9.818
Weighted average number of outstanding shares (in thousands)	26	115,447	112,789	110,436

The accompanying notes are an integral part of these consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of other comprehensive income

For the years ended December 31, 2020, 2019 and 2018

	Note	2020	2019	2018
		S/(000)	S/(000)	S/(000)
Net profit for the year		383,549	1,450,115	1,091,394
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Revaluation of gains on equity instruments at fair value through other comprehensive income	16(e)	8,176	116,672	41,398
Income Tax	16(e)	(36)	219	26
Total unrealized gain that will not be reclassified to the consolidated statement of income		8,140	116,891	41,424
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	16(e)	635,669	1,263,135	(478,005)
Income Tax	16(e)	(2,643)	7,878	6,309
		633,026	1,271,013	(471,696)
Insurance premiums reserve	16(e)	(332,536)	(1,001,073)	750,794
Net movement of cash flow hedges	16(e)	(17,968)	(63,938)	38,453
Income Tax	16(e)	3,559	13,052	(10,335)
		(14,409)	(50,886)	28,118
Translation of foreign operations	16(e)	76,935	(14,507)	26,589
Total unrealized gain to be reclassified to the consolidated statement of income in subsequent periods		363,016	204,547	333,805
Total other comprehensive income for the year, net of Income Tax		754,705	1,771,553	1,466,623
Attributable to:
IFS’s shareholders		752,973	1,762,477	1,460,736
Non-controlling interest		1,732	9,076	5,887
		754,705	1,771,553	1,466,623

The accompanying notes are an integral part of these consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of changes in equity

For the years ended December 31, 2020, 2019 and 2018

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserves	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non- controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2018	113,110	(5,428)	963,446	(467,200)	268,077	3,700,000	105,619	238,348	(675,095)	(36)	76,394	1,507,674	5,717,227	35,780	5,753,007
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	1,084,280	1,084,280	7,114	1,091,394
Other comprehensive income	—	—	—	—	—	—	41,935	(470,685)	750,670	27,947	26,589	—	376,456	(1,227)	375,229
Total other comprehensive income	—	—	—	—	—	—	41,935	(470,685)	750,670	27,947	26,589	1,084,280	1,460,736	5,887	1,466,623
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	(510,688)	(510,688)	—	(510,688)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,969)	(2,969)
Transfer of retained earnings to reserves, Note 16(g)	—	—	—	—	—	1,000,000	—	—	—	—	—	(1,000,000)	—	—	—
Sale of treasury stock, Note 16(b)	—	3,010	—	259,022	—	—	—	—	—	—	—	123,705	382,727	862	383,589
Dividends received by Subsidiaries on treasury stock	—	—	—	—	—	—	—	—	—	—	—	8,972	8,972	63	9,035
Purchase of non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	(161)	(161)
Others	—	—	—	—	—	—	—	—	—	—	—	(10,900)	(10,900)	940	(9,960)
Balance as of December 31, 2018	113,110	(2,418)	963,446	(208,178)	268,077	4,700,000	147,554	(232,337)	75,575	27,911	102,983	1,203,043	7,048,074	40,402	7,088,476
Net profit for the year	—	—	—	—	—	—	—	—	—	-	—	1,441,258	1,441,258	8,857	1,450,115
Other comprehensive income	—	—	—	—	—	—	117,329	1,268,496	(999,430)	(50,669)	(14,507)	—	321,219	219	321,438
Total other comprehensive income	—	—	—	—	—	—	117,329	1,268,496	(999,430)	(50,669)	(14,507)	1,441,258	1,762,477	9,076	1,771,553
Initial Public Offering, Notes 1(c) and 16(a) and (b)	2,337	2,418	74,571	208,178	262,379	—	—	—	—	—	—	138,997	684,125	814	684,939
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	(654,464)	(654,464)	—	(654,464)
Purchase of treasury stock, Note 16(b)	—	(1)	—	(196)	—	—	—	—	—	—	—	—	(196)	—	(196)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,654)	(3,654)
Dividends received by Subsidiaries on treasury stock	—	—	—	—	—	—	—	—	—	—	—	11,422	11,422	80	11,502
Others	—	—	—	—	—	—	—	—	—	—	—	5,432	5,432	(140)	5,292
Balance as of December 31, 2019	115,447	(1)	1,038,017	(196)	530,456	4,700,000	264,883	1,036,159	(923,855)	(22,758)	88,476	2,145,688	8,856,870	46,578	8,903,448
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	383,259	383,259	290	383,549
Other comprehensive income	—	—	—	—	—	—	8,175	630,944	(331,990)	(14,350)	76,935		369,714	1,442	371,156
Total other comprehensive income	—	—	—	—	—	—	8,175	630,944	(331,990)	(14,350)	76,935	383,259	752,973	1,732	754,705
Declared and paid dividends, Note 16(a)	—	—	—	—	—	—	—	—	—	—	—	(698,228)	(698,228)	—	(698,228)
Purchase of treasury stock, Note 16(b)	—	(23)	—	(2,573)	—	—	—	—	—	—	—	—	(2,573)	—	(2,573)
Transfer of retained earnings to reserves, Note 16(g)	—	—	—	—	—	500,000	—	—	—	—	—	(500,000)	—	—	—
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,432)	(2,432)
Sale of equity instruments at fair value through other comprehensive income, Note 5 (j)	—	—	—	—	—	—	24,154	—	—	—	—	(24,154)	—	(40)	(40)
Others	—	—	—	—	2,315	—	—	—	—	—	—	(3,248)	(933)	2	(931)
Balance as of December 31, 2020	115,447	(24)	1,038,017	(2,769)	532,771	5,200,000	297,212	1,667,103	(1,255,845)	(37,108)	165,411	1,303,317	8,908,109	45,840	8,953,949

The accompanying notes are an integral part of these consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Intercorp Financial Services Inc. and Subsidiaries

Consolidated statement of cash flows

For the years ended December 31, 2020, 2019 and 2018

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the year	383,549	1,450,115	1,091,394
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	2,393,944	750,811	660,072
Loss (recovery) due to impairment of financial investments	32,904	6,790	(13,077)
Depreciation and amortization	268,750	262,015	164,698
Provision for sundry risks	4,918	3,872	3,504
Provision for asset seized	-	355	9,754
Deferred Income Tax	(308,068)	38,554	13,727
Net gain on sale of financial investments	(185,383)	(112,215)	(14,240)
Net gain from derecognition of financial assets at amortized cost	-	(8,474)	-
Net gain of financial assets at fair value through profit or loss	(165,883)	(103,210)	(11,979)
Net gain for valuation of investment property	(5,438)	(54,493)	(47,765)
Translation result	45,723	(17,770)	34,991
Net loss (gain) on sale of investment property	-	7,164	(4,655)
(Increase) decrease in accrued interest receivable	(207,474)	3,222	(64,215)
(Decrease) increase in accrued interest payable	(13,692)	48,307	24,627
Net changes in assets and liabilities
Net increase in loans	(5,663,256)	(4,938,144)	(5,421,176)
Net increase in other accounts receivable and other assets	(129,457)	(262,882)	(350,494)
Net decrease in restricted funds	620,292	15,240	673,907
Increase in deposits and obligations	9,138,664	4,373,366	1,045,762
Increase (decrease) in due to banks and correspondents	5,672,189	(320,775)	(124,017)
Increase in other accounts payable, provisions and other liabilities	1,724,914	841,334	899,183
Income Tax paid	(379,963)	(413,001)	(426,356)
(Increase) decrease of investments at fair value through profit or loss	(233,680)	98,583	(189,001)
Net cash provided by (used in) operating activities	12,993,553	1,668,764	(2,045,356)

The accompanying notes are an integral part of these consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Consolidated statement of cash flows (continued)

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Cash flows from investing activities
Net (purchase) sale of investments at fair value through other comprehensive income and at amortized cost	(3,737,749)	145,888	(269,847)
Purchase of property, furniture and equipment	(52,371)	(68,185)	(72,709)
Purchase of intangible assets	(196,056)	(142,539)	(127,928)
Purchase of investment property	(61,243)	(60,865)	(55,795)
Sale of investment property	-	129,800	230,746
Net cash (used in) provided by investing activities	(4,047,419)	4,099	(295,533)
Cash flows from financing activities
Dividends paid	(698,228)	(654,464)	(510,688)
Issuance of bonds, notes and other obligations	1,150,000	2,255,551	595,258
Payments of bonds, notes and other obligations	(837,400)	(1,678,604)	(10,119)
Net decrease (increase) in receivable inter-bank funds	66,901	410,031	(93,821)
Net (decrease) increase in payable inter-bank funds	(140,167)	169,138	(30,008)
Initial Public Offering, net of related expenses	-	684,125	-
(Purchase) sale of treasury stock, net	(2,573)	(196)	383,589
Dividend payments to non-controlling interest	(2,202)	(3,245)	(2,969)
Lease payments	(89,162)	(117,463)	(105,567)
Net cash (used in) provided by financing activities	(552,831)	1,064,873	225,675
Net increase (decrease) in cash and cash equivalents	8,393,303	2,737,736	(2,115,214)
Translation (loss) gain on cash and cash equivalents	(99,113)	26,931	(23,341)
Cash and cash equivalents at the beginning of the year	9,851,729	7,087,062	9,225,617
Cash and cash equivalents at the end of the year, Note 3.4(af)	18,145,919	9,851,729	7,087,062
Supplementary cash flow information:
Cash paid by -
Interest	1,108,310	1,285,163	1,089,114
Dividends	700,660	658,117	513,665
Income Tax	379,963	425,651	363,990
Cash received from -
Interest	4,349,828	4,772,616	4,191,721
Dividends	111,097	83,977	73,047

The accompanying notes are an integral part of these consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Intercorp Financial Services Inc. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2020 and 2019

1.	Business activity and Initial Public Offering
(a)	Business activity -

Intercorp Financial Services Inc. and Subsidiaries (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Perú Ltd. (henceforth “Intercorp Perú”), a holding Company incorporated in 1997 in the Commonwealth of the Bahamas. As of December 31, 2020 and 2019, Intercorp Perú holds directly and indirectly 70.64 and 70.62 percent of the issued and outstanding capital stock of IFS, respectively.

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of December 31, 2020 and 2019, IFS holds 99.30 percent of the capital stock of Banco Internacional del Perú S.A.A. – Interbank (henceforth “Interbank”), 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”).

The operations of Interbank and Interseguro are concentrated in Peru, while the operations of Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly concentrated in Peru and Panama.

The main activities of IFS’s Subsidiaries and their assets, liabilities, equity, operating income, net income, balances and other relevant information are presented in Note 2.

The consolidated financial statements of IFS and Subsidiaries as of December 31, 2019, and for the year then ended, were approved by the General Shareholders’ Meeting held on April 7, 2020. The consolidated financial statements as of December 31, 2020, and for the year then ended, have been approved and authorized for issuance by Management and the Audit Committee on March 17, 2021, and will be submitted for approval by the Board of Directors and the General Shareholders’ Meeting that will be held within the deadline established by law. In Management’s opinion, the accompanying consolidated financial statements will be approved by the Board of Directors and the General Shareholders’ Meeting without modifications.

(b)Global pandemic Covid-19 -

(b.1)	State of National and Sanitary Emergency

In December 2019, a new coronavirus strain (SARS-CoV-2) was identified in Wuhan, China, which causes the coronavirus disease 2019 known as “Covid-19”, and subsequently, in March 2020, it was declared a global pandemic by the World Health Organization. Covid-19 has had a significant impact on the world economy. Many countries imposed travel bans, social isolation, and even people in many places have been and are subject to quarantine measures.

In the case of Peru, in March 2020, the Government declared a State of National and Sanitary Emergency ordering the closure of borders, mandatory social isolation, the closure of businesses considered non-essential (the exceptions were the production, distribution and commercialization of food and pharmaceuticals, financial services and healthcare), among other measures related to the health and well-being of citizens.

Subsequently, in May 2020, through Supreme Decree No. 080-2020, the government approved the gradual resumption of economic activities in order to mitigate the economic negative effects of the pandemic. The proposed reactivation would be in four phases based on the impact of each sector on the economy, being mining and industry, construction, services and tourism and commerce the first ones to restart, followed by manufacturing. The last phase had considered the reopening of the entertainment sector with reduced capacity.

Notwithstanding the aforementioned; due to the increase in the number of infections at national level, through Supreme Decree No. 009-2021, dated February 19, 2021, the Peruvian Government extended the State of Sanitary Emergency until September 2, 2021. Likewise, through Supreme Decree No. 036-2021-PCM , the State of National Emergency was also extended until March, 31, 2021 inclusive, with measures focused by region in the areas of health care and traffic restrictions on movement.

(b.2)	Economic measures adopted by the Peruvian Government

Within this context, the Ministry of Economy and Finance (henceforth “MEF”), the Central Reserve Bank of Peru (henceforth “BCRP”) and the Superintendence of Banking and Insurance and private Pension Fund Administrators (henceforth “SBS”), activated extraordinary measures aimed to alleviate the financial and economic impact of Covid-19, in particular on customers of the financial system (due to the closure of most sectors of economic activity), as well as some additional measures focused on securing the continuity of the economy’s payment chain.

The main measures implemented in the financial system are related to facilities for loan rescheduling (payment deferrals), suspension of counting of past due days, partial withdrawal of deposits from compensation from service time accounts, setting of Repo operations with the BCRP and the launching of credit programs guaranteed by the Peruvian Government, such as “Reactiva Peru”, created through Legislative Decree No. 1455-2020 and expanded through Supreme Decree No. 1486-2020, which has the purpose to secure the continuity of the companies’ payment chain to face the Covid-19’s impact.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Such program grants guarantees to companies to obtain working capital loans and thus fulfill their short-term obligations with their workers and suppliers of goods and services. This program manages guarantees for the entire Peruvian financial system whose total amounted to S/60,000 million.

As of December 31, 2020, Interbank holds loans of the “Reactiva Peru” program for an amount of S/6,615,768,000, from which S/5,855,826,000 are guaranteed by the Peruvian Government.

(b.3)	Measures adopted by the Company and Subsidiaries

Management and Board of IFS monitors the situation closely and is focusing on four fundamental pillars which is going to allow the continuity of its operations; taking the following measures in each one of these pillars:

i)Liquidity and solvency

Active participation in the BCRP’s daily operations, thus raising funds through loan reporting operations represented by securities. These funds were aimed to loans under the “Reactiva Peru” program, which in turn allowed a higher collection in the levels of deposits. Likewise, in order to strengthen its capital and regulatory capital to face with the volatile environment, the Group implemented the following measures:

-

The General Shareholders’ Meeting of Interbank held on April 3, 2020, approved to reduce the percentage of distributable dividends, with the charge to the period 2019, from 45 percent to 25 percent. In addition, the net profit generated in the first quarter of 2020 also has a capitalization agreement, which amounted to S/231,887,000 and will be capitalized within the deadlines established by law for the holding of the General Shareholders’ Meeting.

-On June 30, 2020, Interbank placed an International subordinated bonds for US$300,000,000.

-

In Board’s Session held on June 30, 2020, Interseguro compromised the capitalization of S/50,000,000 with charge to the period’s net profit. The capitalization of this amount will be performed in the year 2021 within the deadline established by law for the holding of the General Shareholders’ Meeting.

-On September 30, 2020, Interseguro placed subordinated bonds for US$25,000,000.

-	In General Shareholders’ Meeting held on December 24, 2020, Interseguro agreed the capitalization of S/48,148,000 with charge to the retained earnings.
ii)Operations

In order to sustain the Group’s operations, the following measures have been taken:

-Provide to employees with technological tools.

-Implementation of new protocols for business continuity under the current circumstances.

-Monitoring of supplier operations related to the supply of cash.

-Reinforcement of IT systems and cybersecurity.

iii) Distribution channels

-Financial stores – implementation of flexible opening hours.

-ATMs – Maintenance and cash availability of cash at full capacity.

-Call center – Increase of telephone operators.

-Apps and home banking

iv) Employees

-Implementation of Covid-19 protocols and health surveillance.

-Home office implementation

-	Testing kits to detect Covid-19 acquired for the Group’s employees and daily health tracking in case of contagion

Due to the nature of its operations, the subsidiary Inteligo, was not significantly impacted by the Covid-19 pandemic.

In Management’s opinion, these and other additional measures implemented will sufficiently address the negative effects of the Covid-19 pandemic.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(c)	Initial Public Offering

On July 3, 2019, the Board of IFS approved the filing with the Securities and Exchange Commission of the United States of America (henceforth “SEC”), of a Registration Statement under Form F-1 of the Securities Exchange Act of 1933 of the United States of America, in relation with a proposal of an Initial Public Offering (henceforth “Offering”) of IFS’s common shares.

On July 18, 2019, IFS announced the placement of the Offering for approximately 9,000,000 common shares at a price of US$46.00 per common share. The sale was performed by (i) IFS, (ii) Interbank, (iii) Intercorp Perú; and (iv) a non-related shareholder. Additionally, IFS granted the Offering placers a 30-day call option for up to 1,350,000 new common shares, as an additional initial issuance.

As result of said Offering, IFS sold 2,418,754 common shares held as treasury stock (including shares sold by Interbank), as well as approximately 1,150,000 new common shares to be issued. Intercorp Perú sold 2,531,246 shares, and the non-related shareholder sold 3,000,000 shares. Additionally, the placers exercised the call option regarding 1,186,841 new common shares.

In this sense, IFS and Subsidiaries combined, sold, 4,755,595 shares at US$46.00 per share. The sale value amounted to approximately US$218,757,000 (before issuance expenses).

The total impact of the Offering on the Company’s net equity, after discounting the issuance expenses, amounted to S/684,125,000 (approximately US$208,384,000), mainly explained by:

(i)

Issuance of 2,336,841 shares, for an amount of S/336,950,000, out of which S/74,571,000 correspond to capital stock and S/262,379,000 to capital surplus (net of issuance expenses for S/15,957,000), see Note 16(a).

(ii)

Sale of 2,418,754 share held as treasury stock, including shares sold by Interbank, for a total amount of S/347,175,000, which were recorded in captions “Treasury stock” and “Retained earnings”, see Note 16(b).

2.	Subsidiaries

IFS’s Subsidiaries are the following:

(a)	Banco Internacional del Perú S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the Superintendence of Banking, Insurance and Private Pension Funds (henceforth “SBS”, by its Spanish acronym) to operate as a universal bank in accordance with Peruvian legislation. The Bank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of December 31, 2020, Interbank had 215 offices (255 offices and a branch established in the Republic of Panama as of December 31, 2019). Regarding said branch, the Boards’ Session held on April 23, 2019, approved the voluntary closure. In this sense, on October 1, 2020, the Superintendency of Banks of the Republic of Panama issued Resolution SBP-0115-2020 through which it cancelled the international banking license it had granted to Interbank to operate a branch in such country. Lastly, on December 14, 2020, the dissolution of the branch was registered in the Public Registry of Panama; at such date, the main asset held by the branch was a financial loan with Interbank itself.

Additionally, IFS holds approximately 100 percent of the shares of the following Subsidiaries:

Entity	Activity
Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.
Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.
Inversiones Huancavelica S.A.	Real estate activities. Through a process of merging by absorption, which was authorized by the SBS in September 2019, the entity was absorbed by Banco Internacional del Perú S.A.A.
Contacto Servicios Integrales de Créditos y Cobranzas S.A.	Collection services. Through a process of merging by absorption, which was authorized by the SBS in September 2019, the entity was absorbed by Banco Internacional del Perú S.A.A.

(b)	Interseguro Compañía de Seguros S.A. and Subsidiary -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts.

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Perú (henceforth “Patrimonio Fideicometido – Interproperties Perú”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to the Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro, which were included in this structured entity as of December 31, 2020 and 2019, amounted to S/118,892,000 and S/114,058,000, respectively; see Note 7. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

“silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Perú). The Group has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, the Group has consolidated the silos containing the investment properties that it controls.

In June and September 2019, Interseguro sold the entirety of its participation, equivalent to 15 percent, of the land lot located in Miraflores (Lima) called “Cuartel San Martín” to Urbi Propiedades S.A.C., a related entity, for an amount of S/63,132,000, through said sale, it transferred the ownership of said property; Note 7(a) and (e).

Additionally, in November 2019, Interseguro and Interproperties Perú transferred an investment property (Lilingstone lot, located in San Isidro) in favor of Interseguro, as well as the annulment of the corresponding certificates of participation. The amount of the transferred property amounted to S/253,557,000; see Note 7(a).

(c)	Inteligo Group Corp. and Subsidiaries -

Inteligo is an entity incorporated in the Republic of Panama. As of December 31, 2020 and 2019, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity
Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.
Inteligo Perú Holding S.A.C.

Financial holding company incorporated in Peru in December 2018. As of December 31, 2020, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds, which was Subsidiary of Interbank until December 2018, and subsequently was sold to Inteligo Perú Holdings S.A.C.

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019 and provides investment consultancy and related services.

(d)	Negocios e Inmuebles S.A. and Holding Retail Perú S.A. -

These entities were acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in year 2017; Note 9(b). As of December 31, 2020 and 2019, as a result of the merger between Interseguro and Seguros Sura, both companies hold 8.50 percent  of Interseguro’s capital stock. Likewise, as of December 31, 2018, these entities held collectively 30.0 percent of the capital stock of Hipotecaria Sura, which was extinguished in October 2019.

(e)	San Borja Global Opportunities S.A.C. -

Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the name of Shopstar, (marketplace online) dedicated to the sale of products from different stores locally.

(f)	IFS Digital S.A.C. -
Entity incorporated in August 2020, which its corporate purpose is to perform any type of investments and related services.
(g)	Hipotecaria Sura Empresa Administradora Hipotecaria S.A. -

Company dedicated to grant mortgage loans and acquired as part of the acquisition of the Sura Group  in 2017. Since 2015 it has not granted loans and was extinguised in October 2019.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Below it presents a summary of the consolidated financial statements of the main Subsidiaries, before adjustments and eliminations for consolidation, as of December 31, 2020 and 2019, in accordance with the IFRS. For information on business segments, see Note 28:

	Interbank and Subsidiaries		Interseguro		Inteligo and Subsidiaries
	2020	2019	2020	2019	2020	2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of financial position -
Cash and due from banks	17,702,412	9,785,892	358,035	459,373	596,796	697,535
Financial Investments	8,966,316	5,574,515	12,895,017	11,463,674	1,881,043	1,592,001
Loans, net	38,859,028	35,512,483	—	—	1,660,526	1,624,503
Investment property	—	—	1,043,978	972,096	—	—
Total assets	68,038,621	53,019,361	14,786,389	13,378,974	4,308,618	4,098,057
Deposits and obligations	44,576,836	35,577,760	—	—	2,855,498	2,878,532
Due to banks and correspondents	9,359,157	3,662,250	1,117	2,049	300,603	315,338
Bonds, notes and other obligations	6,491,890	5,805,465	238,993	134,877	—	—
Insurance contract liabilities	—	—	12,362,929	11,287,837	—	—
Total liabilities	61,814,096	46,676,473	13,321,241	11,966,477	3,233,691	3,244,210
Equity attributable to IFS's shareholders	6,224,525	6,342,888	1,465,148	1,412,497	1,074,927	853,847
Consolidated statement of income -
Net interest and similar income	2,783,057	2,783,943	616,887	582,817	111,762	106,509
Impairment loss on loans, net of recoveries	(2,393,923)	(750,787)	—	—	(21)	(24)
(Loss) recovery due to impairment of financial investments	170	43	(33,819)	(6,170)	745	-663
Net gain of investment property	—	—	5,438	54,493	—	—
Fee income from financial services, net	619,842	827,064	(6,056)	(3,980)	163,968	164,312
Insurance premiums and claims	—	—	(279,070)	(279,620)	—	—
Net profit (loss) for the year attributable to IFS's shareholders	(5,672)	1,228,538	200,826	186,934	243,125	200,254

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

3.	Significant accounting policies
3.1	Basis of presentation -

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (henceforth “IFRS”) as issued by International Accounting Standards Board (henceforth “IASB”) and are presented in Soles, which is the functional currency of the Group. All values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the consolidated financial statements in conformity with the IFRS requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of significant events in the notes to the consolidated financial statements; see Note 3.6.

3.2	Adoption of new standards and disclosures -

In these consolidated financial statements, the Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The following standards, interpretations or amendments have been adopted for the first time in 2020, but they have not had a significant impact on the Group's consolidated financial statements

-	Amendments to IFRS 3 “Business Combinations”

The amendment to IFRS 3 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that, together, significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs.

These amendments did not have any impact on the Group´s consolidated financial statements, but may impact future periods if the Group enter into any business combinations.

-	Amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”

The amendments provide a new definition of “material” that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purposes financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity”. The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, reported in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users.

These amendments did not have any significant impact on the Group´s consolidated financial statements.

-	Conceptual Framework for Financial Reporting issued on March 29, 2018

Although the Conceptual Framework is not a standard, its purpose is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards.

The revised Conceptual Framework includes some new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments did not have any impact on the Group´s consolidated financial statements.

-	Amendments to IFRS 16 “Leases”

In May 2020, the IASB issued amendment to IFRS 16 that provide relief to lessees from applying of said standard, which are related to lease modification accounting for rent concessions for Covid-19 pandemic. These amendments require a lessee applying the practical expedient, record Covid-19 related rent concessions as if they were not a lease modification. Likewise, a lessee may elect not to assess whether a Covid-19 related rent concession is a lease modification.

This amendment did not have impact on the Group´s consolidated financial statements.

Since January 1, 2019, the Group is applying:  (i) IFRS 16 “Leases”, whose accounting policies and impacts are described in Notes 3.4(j) and 8(e); and (ii) the first phase of the amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement”, and IFRS 7 “Financial Instruments: Disclosures”; referred to the Interest rate benchmark reform, whose accounting policies and impacts are described in Notes 3.4(ag) and 10(b)(vi).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

3.3	Basis of consolidation -

The consolidated financial statements comprise the financial statement of IFS and its Subsidiaries (see Note 2).

For consolidation accounting purposes, control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns. Specifically, the Group controls an investee if and only if the Group has:

-Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

-Exposure, or rights, to variable returns from its involvement with the investee; and

-The ability to use its power over the investee to affect its returns.

Generally, it is presumed that a majority of voting rights entitles to control. In order to support this presumption and when the Group has less than the majority of votes or similar rights in the investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

-The contractual arrangement with the other vote holders of the investee;

-Rights arising from other contractual arrangements; and

-The Group’s voting rights and potential voting rights.

The Group assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation with a Subsidiary begins when the Group obtains control over the Subsidiary and ceases when the Group loses control of the Subsidiary.

For consolidation purposes, profit and loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Group’s parent Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All assets and liabilities, income, expenses and cash flows relating to transactions between members of the Group are fully eliminated. When necessary, adjustments are made to the financial statement of Subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

The subsequent acquisition of the non-controlling interest is directly recorded in the consolidated statement of changes in equity; the difference between the paid amount and the acquired net assets is registered as an equity transaction. Therefore, the Group reports no additional goodwill after the purchase of the non-controlling interest and recognizes no profit or loss for the sale of the non-controlling interest.

Assets in custody or managed by the Group, such as investment funds and others, are not part of the Group’s consolidated financial statements; see Note 3.4(ab).

3.4	Summary of significant accounting policies
(a)	Foreign currency translation -

Functional and presentation currency:

The Group has determined that its functional and presentation currency is the Sol, because it reflects the economic substance of the underlying events and circumstances relevant to most of the Group’s entities, insofar as its main operations and/or transactions, such as loans granted, financing obtained, sale of insurance premiums, interest and similar income, interest and similar expenses and an important percentage of purchases are established and settled in Soles; in addition, it corresponds to the functional currency to most of the Subsidiaries; except for Inteligo Bank, whose functional currency is the US Dollar.

Because Inteligo Bank has a functional currency different from the Sol, its balances were translated for consolidation purposes using the methodology established by IAS 21 “The Effects of Changes in Foreign Exchange Rates”, as follows:

-	Assets and liabilities at the closing rate at the date of each consolidated statement of financial position.
-	Income and expenses, at the average exchange rate for each month.

As a result of the translation, the Group has recorded the difference in the caption “Exchange differences on translation of foreign operations” in the consolidated statement of other comprehensive income.

Foreign currency balances and transactions:

Foreign currency transactions and balances are those performed in currencies different from the functional currency. Transactions in foreign currencies are initially recorded in the functional currency using the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate in effect on the reporting date. The differences between the closing rate at the date of each consolidated statement of financial position presented and the exchange rate initially used to record the transactions in foreign currency are recognized in the consolidated statement of income in the period in which they arise, in the caption “Translation result”. Non-monetary assets and liabilities acquired in a foreign currency are recorded at the exchange rate at the date of the initial transaction.

(b)	Interest income -
(b.1)	Effective interest rate method -

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Interest income is recorded using the effective interest rate (“EIR”) method for all financial assets measured at amortized cost, interest rate derivatives for which hedge accounting is applied and the related amortization/recycling effect of hedge accounting. The interest income of financial assets that accrue interests measured at fair value through other comprehensive income according to IFRS 9 is also recorded using the EIR method. Interest expenses are also calculated using the EIR method for all financial liabilities held at amortized cost. EIR is the rate that exactly discounts estimated future cash flows through the expected life of the financial instrument or, when appropriate, a shorter period at the net carrying amount of the financial asset.

The EIR is calculated by taking into account transaction costs and any discount or premium on the acquisition of the financial asset, as well as fees and costs that are an integral part of the EIR. The Group recognizes interest income using the best estimate of a constant rate of return over the expected life of the financial asset. Therefore, the EIR calculation also takes into account the effect of potentially different interest rates that may be charged at various stages of the financial asset’s expected life, and other characteristics of the product’s life cycle (including prepayments, penalty interest and charges).

If expectations of fixed rate financial assets’ or liabilities’ cash flows are revised for reasons other than credit risk, then changes to future contractual cash flows are discounted at the original EIR, and the adjustment is recorded as a positive or negative adjustment of the carrying amount of the financial asset in the consolidated statement of financial position with a increase or decrease in Interest revenue.

For floating-rate financial instruments, periodic re-estimation of cash flows to reflect the movements in the market rates of interest also alters the effective interest rate, but when instruments were initially recognized at an amount equal to the principal, re-estimating the future interest payments does not significantly affect the carrying amount of the asset or the liability.

(b.2)	Interest income and similar -

The Group calculates the interest income by applying the EIR to the gross carrying amount of non-impaired financial assets.

When a financial asset becomes impaired, and, therefore, it is classified as Stage 3 (as established in Note 3.4(h), the Group calculates the interest income by applying the EIR at the amortized cost of the asset. If the financial assets “recover”, as detailed in Note 30.1(d), and is no longer impaired, the Group recalculates the interest income in gross figures.

For purchased or originated credit-impaired (POCI) assets, as established in Note 30.1(d), the Group calculates the interest income by determining the credit-adjusted EIR at the amortized cost of the asset. The credit-adjusted EIR is the interest rate that, in the initial recognition, discounts the estimated future cash flows (including credit losses) at the amortized cost of POCI assets.

The interest income for all trading assets, that is, for those that are measured at fair value through profit or loss, are presented under the caption “Net gain (loss) of financial assets at fair value through profit or loss” of the consolidated statement of income.

(c)	Banking services commissions -

The Group earns fee and commission income from a diverse range of financial services it provides to its customers. Fee and commission income is recognized at an amount that reflects the consideration to which the Group expects to be entitled in exchange for providing the services.

The performance obligations, as well as the timing of their satisfaction, are identified and determined at the inception of the contract. The Group’s income from contracts do not typically include multiple performance obligations.

When the Group provides a service to its clients, the consideration is invoiced and generally due immediately upon satisfaction of a service provided at a point in time or at the end of the contract period for a service provided over time.

The Group has generally concluded that it is the principal in its revenue arrangements because it typically controls the services before transferring them to the customer.

The fees included in the caption “Fees for banking services, net” that make up part of the consolidated statement of income include fee income where performance obligations are satisfied at a specific time or over a period of time.

Fee income where performance obligations are satisfied over a period of time include, among others, collection services, funds management, memberships, fees for contingent loans and credit card insurance. Likewise, fee income where performance obligations are satisfied at a specific time include, among others, banking service fees, brokerage and custody services, and credit card fees.

Below is the main income from contracts with customers that are recognized in the consolidated statement of financial position:

-

Fees receivable for credit cards and certain fees receivable for letters of guarantee included in the caption “Other accounts receivable and other assets, net”, represent the Group’s right to an unconditional consideration (i.e., it only

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

requires the passing of time for the consideration payment). This income is measured at amortized cost and is subject to impairment specifications under IFRS 9.
-

Deferred income from commissions for letters of guarantee included in the caption “Other accounts payable, provisions and other liabilities”, represent the Group’s obligation to render services to a customer, from whom the Group has received a consideration (or a due amount). A liability for unearned fees and commissions is recognized when the payment is made or when the payment is due (whichever happens first). Unearned fees and commissions are recognized as income when the Group renders the service.

(d)	Insurance contracts –

Accounting policies for insurance activities:

The Group applies to insurance contracts the existing accounting policies prior to the adoption of IFRS (i.e., accounting standards established by the SBS for financial and insurance entities in Peru) with certain modifications as described below:

-

Incurred but not reported claims reserves (IBNR): These reserves are calculated and applied at each recording period using the Chain Ladder methodology, which considers past experience based on cumulative claims losses to estimate future claims developments.

-

Technical reserves for life annuities and retirement, disability and survival pensions: Until May 31, 2018, to calculate the reserve of insurance contracts; the Group considered the Chilean current mortality and morbidity tables (improved RV-2009, B-2006 and MI-2006). In addition, to discount the future cash flows of these liabilities, for portfolio’s debt instruments, the Group set an average rate for matching periods and a 3-percent rate for non-matching periods. From June 2018, the Group uses the Peruvian mortality tables SPP-S-2017 and SPP-I-2017 (men and women), published by the SBS through Resolution No. 886-2018 dated March 7, 2018, and set the discount interest rate through the Matching Adjustment method plus an illiquidity premium to discount all the pension cash flows; see Note 14(e).

As previously mentioned, in year 2018, the Group’s Management decided to modify its accounting policy and reflect the effect of the change in the value of liabilities coming from retirement, disability and survival pensions, caused by the variations in the market interest rate used to discount these liabilities, in the consolidated statement of other comprehensive income (formerly reflected in the consolidated statement of income). This change was made to reduce the volatility in the profits or losses associated to the effect of changes in market interest rates, as the financial assets supported such insurance liabilities were measured at fair value through other comprehensive income. Likewise, it modified the assumptions used in the determination of the discount rate with the purpose of reflecting the business nature in the long term.

The effect of the first application of SPP-S-2017 and SPP-I-2017 tables as of June 1, 2018, amounted to S/144,777,000; which, in accordance with IAS 8, has been recognized prospectively affecting the results of the year within the caption "Net premiums earned" in the year 2018.

The effects of the first application of “Matching Adjustement” interest rates as of June 1, 2018, amounted to S/423,080,000; which, according to IAS 8, was prospectively recognized and was part of the year's movement in other comprehensive results within the caption “Unrealized results, net”, in the year 2018.

Product classification:

Insurance contracts are those contracts where the Group (the insurer) has accepted significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder for a specified uncertain future event (the insured event) that adversely affects the policyholder. As a general guideline, the Group determines whether it has significant insurance risk by comparing benefits paid with benefits payable if the insured event did not occur. Insurance contracts may also transfer a financial risk. When the contract has a financial component and transfers no relevant insurance risk as established by IFRS 4 “Insurance Contracts”, the contract is recorded based on IFRS 9 “Financial Instruments”. These contracts are presented in the caption “Other accounts payable, provisions and other liabilities” as “Contract liability with investment component” of the consolidated statement of financial position; see Note 10(a).

Once a contract has been classified as an insurance contract, it remains as an insurance contract for the remainder of its life, even if the insurance risk is reduced significantly during this period, unless all rights and obligations are extinguished or expire.

Life insurance contracts offered by the Group include retirement, disability and survival insurance, annuities and group and individual life. Non-life insurance contracts mainly include SOAT (mandatory individual car accident insurance) and credit card insurance, among others.

Insurance receivables:

Insurance receivables are initially recognized when due and are measured at the fair value of the consideration received or receivable. Consequently, in its initial recognition, insurance receivables are measured at amortized cost. As of December 31, 2020 and 2019, the carrying value of the insurance receivables is similar to their fair value due to their short-term maturity. The carrying value of insurance receivables is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable, with the impairment loss recorded in the consolidated statement of income.

Reinsurance:

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The Group cedes the insurance risk in the normal course of its operations mainly due to pension fund risks and life insurance risks (individual and group). The reinsurance assets represent balances due and payable by reinsurance companies. Reinsurance is ceded on a proportional basis.

The amounts recoverable from the contracts with reinsurers are estimated consistently with the loss reserve pending settlement or losses settled and with the premiums ceded, associated with policies ceded, in accordance with the clauses established in the related reinsurance contracts.

Reinsurance assets are reviewed for impairment at each date of the consolidated statement of financial position or more frequently when necessary. Impairment arises when there is objective evidence the Group cannot receive all of the outstanding amounts receivable under the contract terms and the event has a reliably measurable impact on the amounts that the Group will obtain from the reinsurer. Impairment loss is registered in the consolidated statement of income.

Reinsurance contracts ceded do not release the Group from its obligations to the insured.

The liabilities from reinsurance contracts represent balances due and payable to reinsurance companies. The amounts payable are estimated consistently with the related reinsurance contract.

Premiums and claims are presented as gross amounts for the reinsurance ceded. Reinsurance assets or liabilities are written off when the contractual rights are extinguished, expire, or when the contract is transferred to a third party.

Reinsurance commissions:

The commissions from the reinsurance contracts for premiums ceded are amortized on a straight-line basis over the term of the related insurance contract.

Insurance contract liabilities:

Life insurance contract liabilities are recognized when contracts are entered into.

The technical reserves for retirement, disability and survival insurance and annuities are determined as the sum of the discounted value of expected future pensions to be paid during a defined or non-defined period, computed on the basis of current mortality and morbidity tables and current discount interest rates described in Note 14(e).

Individual life technical reserves are determined as the sum of the discounted value of expected future benefits, administration expenses, policyholder options and guarantees and investment income, less the discounted value of the expected premiums that would be required to meet the future cash outflows. Furthermore, the technical reserves for group life insurance contracts comprise the provision for unearned premiums and unexpired risks.

Insurance claims reserves include reserves for reported claims and an estimate of the IBNR. As of December 31, 2020 and 2019, IBNR reserves were determined on the basis of the Chain Ladder methodology, whereby the weighted average of past claims’ development is projected into the future. Adjustments to the liabilities at each reporting date are recorded in the consolidated statement of income. The liability is derecognized when the contract expires, is discharged or cancelled.

At each reporting date an assessment is made on whether the recognized life insurance liabilities are sufficient, by using an existing liability adequacy test as established by IFRS 4. In the case of annuities and retirement, disability and survival insurance, this test was conducted by using current assumptions for mortality and morbidity tables and interest rates. As of December 31, 2020 and 2019, Management determined that liabilities were sufficient and therefore, it has not recorded any additional life insurance contract liability.

The accounts payable to reinsurers and coinsurers arise from the ceded premiums issued based on the evaluation of the risk assumed and the losses coming from the reinsurance contracts accepted as well as from the clauses executed for the coinsurance received, and are registered in the item “Accounts payable to reinsurers and coinsurers” that is part of the caption “Other accounts payable, provisions and other liabilities” of the consolidated statement of financial position.

Income recognition:

Life insurance contracts:

Gross premiums on life insurance are recognized as revenue when due from the policyholder. For single premium products, revenue is recognized on the date when the policy is effective. The net premiums earned include the annual variation of technical reserves.

Property, casualty and group life insurance contracts:

Unearned premiums are those proportions of premiums written in a year that relate to periods of risk afterwards the reporting date. Unearned premiums are calculated on a daily pro rata basis. The proportion attributable to subsequent periods is deferred as a provision for unearned premiums.

Recognition of benefits, claims and expenses:

(i)	Gross benefits and claims

Gross benefits and claims for life insurance contracts include the cost of all claims arising during the year, including internal and external claims handling costs that are directly related to the processing and settlement of claims.

Death, survival and disability claims are recorded on the basis of notifications received. Annuities payments are recorded, when due.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(ii)	Reinsurance premiums

Reinsurance premiums comprise the total premiums payable for the whole coverage provided by contracts entered into in the period and are recognized at the date at which the policy is effective. Unearned ceded premiums are deferred during the period of the related insurance contract.

(iii)	Reinsurance claims

Reinsurance claims are recognized when the related gross insurance claim is recognized according to the terms of the relevant contract.

(iv)	Acquisition costs

Acquisition costs related to the sale of new policies are recognized when incurred.

(e)	Financial instruments: Initial recognition -
(e.1)	Date of recognition

Financial assets and liabilities, with the exception of loans, are initially recognized at the trading date. This includes regular transactions of purchases or sales of financial assets that require the delivery of assets within the time frame generally established by regulation or convention on the marketplace. Loans are recognized when the funds are transferred to the customers while deposits and obligations are recognized when the funds are received by the Group .

(e.2)	Initial measurement of financial instruments

The classification of financial instruments at initial recognition depends on the characteristics of the business model and contractual flows for managing the instruments, as described in Notes 3.4(f.1.1) and 3.4(f.1.2). Financial instruments are initially measured at their fair value (as defined in Note 3.4(e.4)), except in the case of financial assets and financial liabilities recorded at fair value through profit or loss, transaction costs are added to, or substracted from, this amount. Accounts receivable are measured at the transaction price. When the fair value of financial instruments at initial recognition differs from the transaction price, the Group accounts for the Day 1 profit or loss, as described below.

(e.3)	Day 1 profit or loss

When the transaction price of the instrument differs from the fair value at origination and the fair value is based on a valuation technique that only uses inputs observable in market transactions, the Group recognizes the difference between the transaction price and fair value in the net trading income. In those cases where fair value is based on models for which some of the inputs are not observable, the difference between the transaction price and the fair value is deferred and is only recognized in profit or loss when the inputs become observable, or when the instrument is derecognized. It should be noted that during the years 2020 and 2019, the Group did not originate any differences related to these characteristics.

(e.4)	Measurement categories of financial assets and liabilities

The Group classifies all of its financial assets based on the business model and the contractual terms, measured at either:

-	Amortized cost, as explained in Note 3.4(f.1).
-	Fair value through other comprehensive income, as explained in Notes 3.4(f.4) and (f.5).
-	Fair value through profit or loss, as explained in Note 3.4(f.7).

The Group classifies and measures its derivative and trading portfolio at fair value through profit or loss as explained in Notes 3.4(f.2) and (f.3). The Group may designate financial instruments at fair value through profit or loss, if so doing eliminates or significantly reduces measurement or recognition inconsistencies, as explained in Note 3.4(f.7).

Financial liabilities, other than financial guarantees, are measured at amortized cost or at fair value through profit or loss when they are held for trading, are derivative instruments or the fair value designation is applied, as explained in Note 3.4(f.6). It should be noted that during 2020 and 2019, the Group only presents derivative financial instruments measured in this way.

(f)	Financial assets and liabilities -

Following is the description of the assets and liabilities held by the Group, as well as the criteria for their classification:

(f.1)	Assets measured at amortized cost -

As required by IFRS 9, the Group measure cash and due from banks inter-bank funds, financial investments in debt instruments, loans and other financial assets at amortized cost if the following two conditions are met:

-	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and
-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The details of these conditions are presented below:

(f.1.1)	Business model assessment -

The Group's business model is assessed at a higher level of aggregated portfolios, and not instrument by instrument, and is based on observable factors such as:

-	How the performance of the business model and the financial assets held within that business model are assessed and reported to the entity's key management personnel.
-	The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way those risks are managed.

The expected frequency, value and timing of sales are also important aspects of the Group’s assessment. The business model assessment is based on reasonably expected scenarios without taking “worst case” or “stress case”. If cash flows after initial recognition are realized in a way that is different from the Group's original expectations, the classification of the remaining financial assets that remain in that business model will not be changed, but incorporates such information when assessing newly purchased financial assets.

(f.1.2)	The SPPI test (Solely payments of principal and interest) -

As a second step of its classification process, the Group assesses the contractual terms to identify whether they meet the SPPI test.

“Principal”, for the purpose of this test, is defined as the fair value of the financial asset at initial recognition and may change over the life of the financial asset (for example, if there are repayments of principal or amortization of the premium/discount).

The most significant elements within a lending arrangement are the time value of money and credit risk. To perform the SPPI assessment, the Group applies judgement and considers relevant factors such as the currency in which the financial asset is denominated, and the period for which the interest rate is set. In contrast, contractual terms that introduce volatility in the contractual cash flows that are unrelated to a basic lending arrangement do not give rise to contractual cash flows that are solely payments of principal and interest on the amount outstanding. In such cases, the financial asset is required to be measured at fair value through profit or loss.

(f.2)	Derivatives recorded at fair value through profit or loss -

A derivative is a financial instrument or other contract with the following three characteristics:

-

Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable; provided that, in the case of a non-financial variable, it is not specific to part of the contract (i.e., the “underlying”).

-	It requires no initial net investment or an initial net investment that is smaller than the required for other types of contracts expected to have a similar response to changes in market factors.
-	It is settled at a future date.

The Group enters into derivative transactions with various counterparties, such as: interest rate swaps, cross-currency swaps, foreign currency options and foreign currency forward contracts. Derivatives are recorded at fair value and carried as assets when their fair value is positive and as liabilities when their fair value is negative. The notional amount and fair value of such derivatives are presented separately in Note 10(b). Changes in the fair value of derivatives are included in net trading income unless hedge accounting is applied. Hedge accounting disclosures are presented in Note 3.4(i).

(f.2.1)	Embedded derivatives -

An embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided that, in the case of a non-financial variable, it is not specific to a party to the contract. A derivative that is attached to a financial instrument, but is contractually transferable independently of that instrument, or has a different counterparty from that instrument, is not an embedded derivative, but a separate financial instrument.

Embedded derivatives in financial assets, liabilities and non-financial host contacts, were treated as separate derivatives and recorded at fair value if they met the definition of a derivative (as defined above), their economic characteristics and risks were not closely related to those of the host contract, and the host contract was not itself held for trading or designated at fair value through profit or loss. The embedded derivatives separated from the host contract are carried at fair value in the trading portfolio with changes in the fair value recognized in the consolidated statement of income.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

In the case of embedded derivatives in financial assets, they are not separated from the financial asset and, therefore, the classification rules are applied to the hybrid instrument in its entirety, as described in Note 3.4(e.4).

As of December 31, 2020 and 2019, the Group does not present embedded derivatives needed to be separated from the host contract for being closely related.

(f.3)	Financial assets or financial liabilities held for trading -

The Group classifies financial assets or financial liabilities as held for trading when they have been purchased or issued primarily for short-term profit making through trading activities or form part of a portfolio of financial instruments that are managed together, for which there is evidence of a recent pattern of short-term profit taking. Held-for-trading assets and liabilities are recorded and measured in the consolidated statement of financial position at fair value. Changes in fair value are recognized in the statement of income. Interest income or expense and dividend are recorded in the statement of income according to the terms of the contract, or when the right to payment has been established. Included in this classification are debt securities, equities and short positions that have been acquired mainly for the purpose of selling them in the short term.

(f.4)	Debt instruments at fair value through other comprehensive income -

The Group applies the category of debt instruments measured at fair value through other comprehensive income when both of the following conditions are met:

-	The instrument is held within a business model, the objective of which is achieved by collecting contractual cash flows and selling financial assets.
-	The contractual terms of the financial asset meet the SPPI test.

Debt instruments at fair value through other comprehensive income are subsequently measured at fair value through other comprehensive income. Interest income and foreign exchange gains and losses are recognized in profit or loss in the same manner as for financial assets measured at amortized cost, as explained in Note 3.4(f.1). The expected credit loss calculation for debt instruments at at fair value through other comprehensive income is explained in Note 3.4(h)(iii) . When the Group holds more than one investment in the same security, they are deemed to be disposed of on a “first-in first-out” basis. On derecognition, cumulative gains or losses previously recognized in other comprehensive income are reclassified to income.

(f.5)	Equity instruments at fair value through other comprehensive income -

Upon initial recognition , the Group occasionally elects to classify irrevocably some of its equity investments as equity instruments at at fair value through other comprehensive income when not held for trading. Such classification is determined on an instrument-by- instrument basis.

Gains and losses on these equity instruments are never recycled to profit even when the asset is sold.  Dividends are recognized in the consolidated statement of income as income when the right of the payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the instrument, in which case, such gains are recorded in other comprehensive income . Equity instruments at at fair value through other comprehensive income are not subject to impairment assessment.

(f.6)	Financial liabilities -

After initial measurement, financial liabilities, except those measured at fair value through profit or loss; see (f.7), are measured at amortized cost. Amortized cost includes commissions and interest, transaction lost and any other premium or discount. A compound financial instrument which contains both a liability and an equity component is separated at the issuance date.

The Group first establishes whether the instrument is a compound instrument and classifies such instrument’s components separately as financial liabilities, financial assets, or equity instruments in accordance with IAS 32. Classification of the liability and equity components of a convertible instrument is not revised as a result of a change in the likelihood that a conversion option will be exercised, even when exercising the option may appear to have become economically advantageous to some holders. When allocating the initial carrying amount of a compound financial instrument to the equity and liability components, the equity component is assigned as the residual amount after deducting from the entire fair value of the instrument, the amount separately determined for the liability component. The value of any derivative features (such as call options) embedded in the compound financial instrument, other than the equity component (such as an equity conversion option), is included in the liability component. Once the Group has determined the split between equity and liability, it further assesses whether the liability component has embedded derivatives that must be split for accounting purposes.

(f.7)	Financial assets and financial liabilities at fair value through profit or loss -

Financial assets and financial liabilities in this category are those that are not held for trading and have been either designated by Management upon initial recognition or are mandatorily required to be measured at fair value under

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

IFRS 9. Management designates an instrument at fair value through profit or loss upon initial recognition when one of the following criteria is met:

-

The designation eliminates, or significantly reduces, the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognizing gains or losses on them on a different basis, or

-

The liabilities are part of a group of financial liabilities which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, or

-	The liabilities contain one or more embedded derivatives, unless they do not significantly modify the cash flows that would otherwise be required by the contract.

Financial assets and liabilities at fair value through profit or loss are recorded in the consolidated statement of financial position at fair value. Changes in fair value are recorded in profit and loss with the exception of movements in fair value of liabilities designated at fair value through profit or loss due to changes in the Group’s own credit risk. Such changes in fair value are recorded in other comprehensive income and do not get reclassified to profit or loss. Interest accrued on assets that must be measured at fair value through profit or loss is recorded using the contractual interest rate. Dividend income from equity instruments measured at fair value through profit or loss is recorded in profit or loss as “Interest and similar income”; see Note 19, when the right to the payment has been established.

(f.8)	Financial guarantees and letters of credit -

The Group issues financial guarantees, and letters of credit.

Financial guarantees are initially recognized in the consolidated financial statements (within provisions) at fair value, which is equivalent to the commission received. Subsequent to initial recognition, the recognized liability is measured at the higher amount between: a) amount initially recognized less its cumulative amortization; and b) an Expected Credit Loss (“ECL”) provision determined as set out in Note 3.4(h)(ii).

The commission received is recognized in the consolidated statement of income in the caption “Fee income from financial services, net” on a straight-line basis over the life of the guarantee.

Letters of credit are commitments under which, over the duration of the commitment, the Group is required to provide a loan with pre-specified terms to the customer. Similar to financial guarantee contracts, these contracts are within the scope of the ECL requirements.

The nominal contractual value of financial guarantees and letters of credit, where the loan agreed to be provided is on market terms, is not recorded in the consolidated statement of financial position. The nominal values of these instruments together with the corresponding ECLs are disclosed in Note 6(d).

(f.9)	Reclassification of financial assets and liabilities -

The reclassification of financial assets will take place as long as the business model that manages the financial assets is changed. It is expected that this change is very rare. These changes are determined by Management as a result of external or internal changes and must be significant for the Group's operations and demonstrable to third parties. Consequently, a change in the Group's business model will take place only when it begins or ceases to carry out an activity that is significant for its operations. As of December 31, 2020 and 2019, the Group has not reclassified its financial assets after their initial recognition. Financial liabilities are never reclassified.

(f.10)	Repurchase agreements -

Securities sold under repurchase agreements  on a specified future date are not derecognized from the consolidated statement of financial position since the Group retains substantially all of the risks and rewards inherent to its ownership. Cash received is recognized as an asset with the corresponding obligation to return it, including accrued interest, as a liability, reflecting the transaction’s economic substance as a loan to the Group. The difference between the sale and repurchase price is recorded as interest expense and is accrued over the life of the agreement using the effective interest rate and is recognized in the caption “Interest and similar expenses” of the consolidated statement of income.

As of December 31, 2020 and 2019, the Group did not keep any repurchase agreements.

(g)	Derecognition of financial assets and liabilities -
(g.1)	Derecognition due to substantial change in terms and conditions -

The Group derecognizes a financial asset, such as a loan to a customer, when the terms and conditions have been renegotiated to the extent that, substantially, it becomes a new loan, with the difference recognized as a derecognition gain or loss, to the extent that an impairment loss has not already been recorded.

When assessing whether or not to derecognize a loan to a customer, among others, the Group considers the following factors:

-	Change in the loan’s currency.
-	Introduction of an equity feature.
-	Change in customer's credit risk.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

-	If the modification is such that the instrument would no longer meet the SPPI criterion.

Regarding the financial liabilities, the Group considers a substantial amendment based on qualitative factors and provided it exists a difference between the present value of the discounted cash flows under the new conditions and the original book value of the financial liability is larger than ten percent.

If the modification does not result in cash flows that are substantially different, the modification does not result in derecognition. Based on the change in cash flows discounted at the original EIR, the Group records a modification gain or loss, to the extent that an impairment loss has not already been recorded.

(g.2)	Derecognition other than for substantial modification -
(g.2.1)	Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when the rights to receive cash flows from the financial asset have expired.

The Group has transferred the financial asset if, and only if, either:

-	Has transferred its contractual rights to receive cash flows from the financial asset, or
-	It retains the rights to the cash flows, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement.

Pass-through arrangements are transactions whereby the Group retains the contractual rights to receive the cash flows of a financial asset (the 'original asset'), but assumes a contractual obligation to pay those cash flows to one or more entities (the 'eventual recipients'), when all of the following conditions are met:

-	The Group has no obligation to pay amounts to the eventual recipients unless it has collected equivalent amounts from the original asset.
-	The Group cannot sell or pledge the original asset other than as security to the eventual recipients.
-

The Group has to remit any cash flows it collects on behalf of the eventual recipients without material delay. In addition, the Group is not entitled to reinvest such cash flows, except for investments in cash or cash equivalents including interests earned, during the period between the collection date and the date of agreed revision with the eventual recipients.

A transfer only qualifies for derecognition if either:

-	The Group has transferred substantially all the risks and rewards of the asset, or
-	The Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

The Group considers that control is transferred if, and only if, the transferee has the ability to sell the asset in its entirety to an unrelated third party and is able to exercise that ability unilaterally.

When the Group has neither transferred nor retained substantially all the risks and rewards and has retained control of the asset, the asset continues to be recognized only to the extent of the Group’s continuing involvement, in which case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group retains.

When the continuing involvement takes the form of a guarantee over the transferred asset, the amount of the Group’s continuing involvement will be the lowest between the asset amount and the maximum amount of consideration the Group may be required to pay.

When the continuing involvement takes the form of a written or purchased option (or both) over the transferred asset, the amount of the Group’s continuing involvement will be the amount of the transferred asset that the Group could repurchase. In the case of a written put option on an asset that is measured at fair value, the amount of the Group's continuing involvement will be limited to the lowest between the fair value of the transferred asset and the option exercising price.

The net loss originated as consequence of the derecognition of financial asset accounts measured at amortized cost is calculated as the difference between the book value (impairment included) and the amount received. As of December 31, 2020 and 2019, the Group did not recognize net losses as consequence of derecognition of financial assets accounts.

(g.2.2)	Financial liabilities

A financial liability is derecognized when the obligation under the liability has been discharged, cancelled or has expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference between the carrying value of the original financial liability and the consideration paid is recognized in profit or loss of the period.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(h)	Impairment of financial assets -
(i)	Overview of the expected credit loss principles -

The Group records an allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with financial guarantee contracts. Equity instruments are not subject to impairment under IFRS 9.

The determination of the expected credit loss is based on the credit losses expected to arise over the life of the asset, unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 month expected credit loss as described in (ii) below. The policies for determining whether there has been a significant increase in credit risk are set out in Note 30.1(d).

Both lifetime expected credit loss and 12 month expected credit loss are calculated on either an individual basis or a collective basis, depending on the nature of the portfolio. The Group’s policy for grouping financial assets measured on a collective basis is explained in Note 30.1(d).

The Group has established a policy to perform an assessment, at the end of each reporting period, of whether a financial instrument’s credit risk has increased significantly since initial recognition. This is further explained in Note 30.1(d).

Based on the above mentioned process, IFS groups its loans into “Stage 1”, “Stage 2”, “Stage 3” and purchased or originated credit impaired financial assets (“POCI”), as described below:

Stage 1: When loans are first recognized, the Group recognizes an allowance based on the 12-month expected credit loss. Stage 1 also includes loans whose credit risk has improved and the loan has been reclassified from Stage 2.

Stage 2: When a loan has shown a significant increase in credit risk since inception, the Group records an allowance based on the expected credit lossfor rhe entire lifetime of the financial asset. Stage 2 also includes loans whose credit risk has improved and the loan has been reclassified from Stage 3.

Stage 3: Loans considered credit impaired (as outlined in Note 30.1(d)). The Group records an allowance for the entire lifetime of the financial asset.

POCI: Purchased or originated credit impaired assets are financial assets that are impaired on initial recognition. POCI assets are recorded at fair value at original recognition and interest income is subsequently recognized based on a credit-adjusted EIR. ECLs are only recognized or released to the extent that there is a subsequent change in the expected credit losses. It should be noted that during the year 2020 and 2019, the Group has not purchased or originated POCI financial assets.

For financial assets for which the Group has no reasonable expectations of recovering either the entire outstanding amount, or a proportion thereof, the gross carrying amount of the financial asset is reduced. This is considered a (partial) derecognition of the financial asset.

The Group recognizes a value correction for expected credit losses on the following financial assets:

-	Financial assets that are measured at amortized cost.
-	Financial assets that are measured at fair value with changes in other comprehensive income if the following two conditions are met:
(i)	The financial asset is maintained within a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets; and
(ii)	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount.
-	Accounts receivable from leases.
-	Assets from contracts.
-	Financial guarantee contracts.

In this regard, as of December 31, 2020 and 2019, the Group's financial assets subject to a correction for expected credit loss are the following:

-	Cash and due from banks.
-	Inter-bank funds.
-	Financial investments; see Notes 3.4(f), 5 and 30.1(e).
-	Loans; see Notes 3.4(f.1), 6 and 30.1(d).
-	Due from customers on acceptances.
-	Other accounts receivable and other assets.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Due to Covid-19 pandemic, the Group has been periodically assessing impairment signs to timely identify an increase in the credit loss risk. Thus, for those financial assets other than financial investments and the loan portfolio, Group Management has estimated the expected credit loss, concluding that it is neither significant nor relevant, given that the maximum period considered for measuring expected credit losses is very small or, even if it implies a longer term, because the main debtor is the Central Reserve Bank (“BCRP”, by its Spanish acronym) or corresponds to cash in vaults of the Group.

(ii)	Calculation of ECL -

The Group calculates ECL based on three probability-weighted scenarios to measure the expected cash shortfalls, discounted at an approximation to the EIR. A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive.

The mechanics of the ECL calculations are described below, and the key elements are the following:

-

PD (“Probability of default”) is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period, if the financial asset has not been previously derecognized and is still in the portfolio. The definition of PD is further explained in Note 30.1(d).

-

EAD (“Exposure at default”) is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments. The definition of EAD is further explained in Note 30.1(d).

-

LGD (“Loss Given Default”) is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD. The definition of LGD is further explained in Note 30.1(d).

When estimating the ECLs, the Group considers three scenarios (optimistic, base and pessimistic). Each of these is associated with different PDs, as presented in Note 30.1(d). When is relevant, the assessment of multiple scenarios also incorporates how defaulted loans are expected to be recovered, including the probability that the loans will “cure” and the value of collateral or the amount that might be received for selling the asset.

With the exception of credit cards, for which the treatment is separately set out in (iv) below, the maximum period for which the credit losses are determined is the contractual life of a financial instrument (considering the prepayments) unless the Group has the legal right to call it earlier.

Impairment losses and reversals are accounted for and disclosed separately from modification losses or gains that are accounted for as an adjustment of the financial asset’s gross carrying value.

The criteria followed for calculating the ECL based on each stage are described below:

-

Stage 1: The provision for credit losses of those financial instruments that do not show a significant increase in risk since the initial recognition, will be calculated as the expected credit losses in the following 12 months. The group calculates the expectation that there is a probability of default (PD) in the 12 months after the reporting date. To this probability of default is multiplied and expected loss in case of default (LGD) and exposure on the date of default (EAD) and discounting the original effective interest rate. This calculation is made for each of the three scenarios (optimistic, base and pessimistic) defined by the Group.

-

Stage 2: When the financial instrument shows a significant increase in credit risk since initial recognition, the provision of credit losses of this financial instrument will be calculated as the expected credit loss throughout the life of this asset. The calculation method is similar to that for Stage 1, including the use of multiple scenarios, but expected credit loss is estimated over the lifetime of the instrument.

-

Stage 3: When there is  objective evidence that the financial instrument is impaired, the provision of credit losses will be calculated as the expected credit loss over the life of the asset. The method is similar to that for Stage 2, with the PD set at 100 percent.

Financial guarantee contracts

The Group measures each financial guarantee as the highest of the amount initially recognized minus cumulative amortization recognized in the consolidated statement of income, and the ECL provision. For this purpose, the Group estimates ECL based on the present value of the expected payments to reimburse the holder for a credit loss that it incurs. The deficits are discounted by the risk-adjusted interest rate relevant to the exposure. The ECLs related to financial guarantee contracts are recognized in provisions.

(iii)	Debt instruments measured at fair value through other comprehensive income -

The ECLs for debt instruments measured at fair value through other comprehensive income do not reduce the carrying amount of these financial assets in the consolidated statement of financial position, which remains at fair

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Notes to the consolidated financial statements (continued)

value. However, the expected losses that arise at each measurement date must be reclassified from other comprehensive income to results of the period.

(iv)	Credit cards -

The Group calculates the expected losses in a period that reflects the Group's expectations regarding the client's behavior, probability of default and the Group's future risk mitigation procedures that could include the reduction or cancellation of lines of credit. Based on past experience and the Group's expectations, the period during which the Group calculates the expected lifetime losses of this product is 17 months.

The assessment of whether there has been a significant increase in credit risk for revolving products is similar to other credit products. This is based on changes in the customer's credit rating, as explained in Note 30.1(d).

The interest rate used to discount the ECL for credit cards is based on the average effective interest rate that is expected to be charged over the expected period of exposure to the facilities. This estimation takes into account that many facilities are repaid in full each month and are consequently not charged interest.

(v)	Forward-looking information -

In its expected credit loss models, the Group relies on the following macroeconomic variables as forward-looking information inputs as of December 31, 2020 and 2019:

	2020	2019
GDP growth	X	X
Unemployment rate	X	X
Consumer price index		X
Consumer	X
Inflation		X
Domestic demand	X	X
Exchange rate		X
Purchase capacity	X	X
Real compensation	X	X
Unit labor cost	X

The inputs and models used, see Note 30.1, for calculating ECLs may not always capture all characteristics of the market at the date of the consolidated financial statements. To reflect this, qualitative adjustments or overlays are occasionally made as temporary adjustments when such differences are significantly material. Detailed information about these inputs are provided in Note 30.1(d).

(vi)	Valuation of guarantees -

To mitigate the credit risks on financial assets, the Group generally uses three types of guarantees: physical guarantee, personal guarantees and title guarantees.

The guarantee, unless recovered, is not recorded in the Group's consolidated statement of financial position. However, the fair value of the guarantee affects the calculation of the expected losses, and because of that, it is assessed periodically.

The nominal contract value of the guarantees and the letters of credit not used where the loan was agreed to be granted is in market terms, is not recorded in the consolidated statement of financial position. The nominal values of these instruments together with the corresponding expected losses are disclosed in Note 30.1(d).

To the extent possible, the Group uses active market data for valuing financial assets held as guarantees. Non-financial guarantees, such as real estate, is valued based on data provided by third parties such as appraisers.

(vii)	Write-offs -

Financial assets are written off only when the Group has stopped pursuing the recovery, at which time the cumulative provision recorded coincides with the total amount of the asset.

(viii)	Refinanced and modified loans -

The Group may make concessions or modifications to the original terms of loans as a response to the borrower’s financial difficulties, rather than taking possession or to otherwise enforce collection of guarantees. Once the terms have been renegotiated, any impairment is measured using the original EIR (as calculated before the modification of terms). It is the Group’s policy to monitor refinanced loans to help ensure that future payments continue to be likely to occur.

A refinanced asset is initially classified into Stage 2 and there will be no clean-up period. However, if the financial asset presents a default mark, it will be reclassified from Stage 2 to Stage 3.

During 2020 and due to the Covid-19 pandemic, Interbank granted reschedulings to its clients, which consisted of modifying payment schedules and/or granting grace periods to mitigate the financial and economic impact. Likewise, on the basis of a detailed monitoring of the economic situation of the country as consequence of the Covid-19 pandemic, increases in the credit risk of said clients were identified and, therefore, additional provisions were

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Notes to the consolidated financial statements (continued)

constituted through subsequent adjustments to the expected loss model based on expert jugdments for each of the loans types. See Note 30.1(d).

(i)	Hedge derivatives -

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured at their fair value. All derivatives are recognized as assets when the fair value is positive and they are recorded as “Accounts receivables related to derivative financial instruments” under “Other accounts receivable and other assets, net” and as liabilities when they are negative and they are recorded as “Accounts payable related to derivative financial instruments” under “Other accounts payable, provisions and other liabilities” in the consolidated statement of financial position.

Derivatives can be designated as hedging instruments under hedge accounting and in the event they qualify, depending upon the nature of the hedged item, the method for recognizing gains or losses from changes in fair value will be different. These derivatives, which are used to hedge exposures to risk or modify the characteristics of financial assets and liabilities and that meet IFRS 9 criteria, are recognized as hedging accounting.

Derivatives not designated as hedging instruments or that do not qualify for hedging accounting are initially recognized at fair value and are subsequently remeasured at their fair value, which is estimated based on the market exchange rate and interest rate. Gains or losses due to changes in their fair value are recorded in the consolidated statement of income, see Note 3.4(f.2).

In accordance with IFRS 9, to qualify for hedge accounting, all of the following conditions must be met:

(i)	The hedging relationship consists of only hedging instruments and eligible hedged items.
(ii)

At the inception of the hedge, there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge. This documentation will include the identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and the way the entity will assess if the hedging relationship meets the hedge effectiveness requirements.

(iii)	The hedging relationship meets all the following hedge effectiveness requirements:
-	There is an economic relationship between the hedged item and the hedging instrument.
-	The effect of the credit risk does not dominate the value changes that result from that economic relationship.
-

The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of the hedged item.

IFRS 9 presents three hedge accounting categories: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. The Group uses derivatives as hedging instruments under cash flow hedges, as detailed in Note 10(b).

For derivatives that are designated and qualify as cash flow hedge, the effective portion of derivative gains or losses is recognized in other comprehensive income for cash flow hedge, and reclassified to income in the same period or periods in which the hedge transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in other comprehensive income and subsequently reclassified to income are recorded in the corresponding income or expenses lines in which the related hedged item is reported.

When a hedging instrument expires, is sold, when a hedge no longer meets the criteria for hedge accounting or when the Group re-designates a hedge, the cumulative gain or loss existing in other comprehensive income is kept and recognized in income when the hedged item is ultimately recognized in the consolidated statement of income. When a projected transaction is no longer expected to occur, the cumulative gain or loss recognized in other comprehensive income is immediately transferred to the consolidated statement of income.

(j)	Leases -

The determination of whether an arrangement is a lease, or contains a lease, is based on the substance of the arrangement at contract inception: whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset., even if it is not explicitly specified in the contract in exchange for consideration.

(i)	The Group as a lessee -

The Group, as a lessee, applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets.

-	Right-of-use assets -

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment loss, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The Group holds as right-of-use assets: land

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Notes to the consolidated financial statements (continued)

lots, buildings and facilities and furniture and equipment. Land lots do not depreciate; buildings and facilities and furniture and equipment depreciate based on the straight-line method during the lease term and are presented in Note 8 “Property, furniture and equipment, net”, and are subject to impairment.

-	Lease liabilities -

The Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. Given that this interest rate implicit in the lease agreement is not easily determinable, in the calculation of the present value of the lease payments, the Group uses the rate it applies to its loans. The lease payments include fixed payments (less any lease incentives receivable), variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs. Lease liabilities are presented in Note 10 as “Lease liabilities” in the caption “Other accounts payable, provisions and other liabilities”.

The Group performs accounting estimates related to the determination of terms and rates of the lease agreements, as detailed below:

-	Determination of the lease term for lease contracts with renewal and termination options

The Group as a lessee determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control that affects its ability to exercise or not to exercise the option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customisation of the leased asset).

-	Estimating the incremental borrowing rate

In order to  determine the interest rate implicit in the lease, the Group uses its incremental borrowing rate - “IBR” to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency).The Group estimates the IBR using observable inputs such as the free-risk interest rates, Peruvian government yield curves of global bonds (in Dollars) and sovereign bonds (in Soles), and a credit risk differential, using a spread on the most recent debt issuance.

The Group used the exemption proposed by the standard for short term and low value assets; thus, short term and low value lease agreements are kept classified as operating leases, and the disbursements incurred due to these leases are recorded in the caption “Administrative expenses” of the consolidated statement of income.

Until December 31, 2018, leases in which a significant portion of the asset’s risks and benefits was retained by the lessor were classified as operating leasing according to IAS 17 “Leases”. Under this concept, the Group held mainly rented facilities used as offices and agencies of the Group’s Subsidiaries; see Note 25(c).

(ii)	The Group as a lessor –

As of December 31, 2020 and 2019, the Group holds the following types of leases:

-	Financial leases –

Leases in which the Group substantially transfers all risks and benefits related to the ownership of the asset are classified as financial leases.

Financial leases are recognized as loans at the present value of the installments. The difference between the total value receivable and the present value of the loan is recognized as accrued interest. This income is recognized during the term of the lease using the effective interest rate method, which reflects a constant rate of return.

As of December 31, 2020 and 2019, leasing receivables are subject to the financial asset impairment policy; see Notes 3.4(f.1) and (h).

-	Operating leases –

Leases in which the Group does not  substantially transfers all risks and benefits related to the ownership of the asset are classified as operating leases.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Lease revenues obtained from investment properties are recorded using the straight-line method for the contract terms, and they are recorded as a revenue in the consolidated statement of income due to their operative nature, except for contingent lease revenues, which are recorded when realized.

The lease term is the non-cancelable period, together with any other additional period for which a lessee has the option of continuing with the lease, where, at the start date of the lease, Management is reasonably confident that a lessee will exercise such option.

Amounts received from tenants to terminate leases or to compensate impairment of leased facilities are recognized as revenues in the consolidated statement of income when the right to receive them arises.

Service charges, administration expenses and other recoverable expenses paid by the lessees and the revenues resulting from expenses charged to the lessees are recognized in the period in which the compensation becomes an account receivable. Service charges and administration expenses and other receipts are included in the gross revenues from rentals of the related costs, given that Management considers that the Group acts as  principal party.

(k)	Customer Loyalty Program -

The Group has a customer loyalty program, which allows customers to accumulate points that can be exchanged for products. Loyalty points give rise to a separate performance obligation, since they provide a material right to the customer. A part of the transaction price is allocated to the loyalty points granted to customers on the basis of the relative independent selling price and is recognized as a contractual liability until the points are redeemed and presented as "Other accounts payable" in the item "Other accounts payable, provisions and other liabilities" of the consolidated statement of financial position. Expenses are provisioned montlhy regardless of the customer’s redemtion of products.

By estimating the selling price independent of the loyalty points, the Group considers the probability of a client will use the cumulated points. The Group updates the estimates of points to be monthly redeemed and any adjustment to the liability balance will be recognized in the caption "Administrative expenses" of the consolidated statement of income.

(l)	Services of purchase-sale of financial investments “principal versus agent”-

The Group has contracts with customers to buy and sell, on their behalf, financial investments on the stock market and over-the-counter market. The Group acts as an agent in these agreements.

When another party participates in the supply of services to their client, the Group determines whether it is a principal or an agent in these transactions when evaluating the nature of its agreement with the client. The Group is a principal and records the revenue by gross amounts if it controls the committed services before transferring to the customer. However, if the Group's role is only to arrange for another entity to provide the services, then the Group is an agent and records the revenues for the net amount it retains for its services as an agent.

(m)	Investments in associates -

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but without having control over those policies. The considerations taken for determining significant influence are similar to those needed to determine control over Subsidiaries.

The Group’s investments in its associates are recognized initially at cost and then are accounted for using the equity method. The Group’s investments in associates are included in the caption “Other accounts receivable and other assets, net” of the consolidated statement of financial position, see note 10. Gains resulting from the use of the equity method of accounting are included in the caption “Other income” of the consolidated statement of income.

(n)	Investment property -

Investment property comprises land and buildings (mainly shopping malls, educational institutions and offices) that are not occupied substantially for use in the operations of the Group, nor for sale in the ordinary course of business, but are held primarily to earn rental income and capital appreciation. These buildings are substantially rented and not intended to be sold in the ordinary course of business. Investment property comprises completed property and property under construction or re-development.

The Group measures its investment property at fair value according to the requirements of IAS 40 “Investment Property”, as it has chosen to use the fair value model as its accounting policy.

Investment property is measured initially at cost, including transaction costs, that include transfer taxes, professional fees for legal services and initial leasing commissions to bring the property to the condition necessary to start operating. The carrying amount also includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met.

Properties under construction are measured based on estimates prepared by independent real estate valuation experts, except where such values (e.g. work-in-progress incurred on properties under construction) cannot be readily determined. Accordingly, the work-in-progress incurred on properties under construction is measured at cost until either its fair value becomes reliably measurable or construction is completed (whichever is earlier). Investment property under construction includes the value of land, which is determined by appraisals performed by an accredited appraiser using the price per square meter as a market comparable method.

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Notes to the consolidated financial statements (continued)

Subsequent to initial recognition, investment property is recorded at fair value. Gains or losses arising from changes in fair values are included in the caption “Net gain on investment property” of the consolidated statement of income in the year in which they arise.

Fair values are assessed periodically by Management, based on the discounted cash flows that are expected to be obtained from these investments. Fair values of investment properties under construction or investment properties held to operate in the future are assessed by an independent external appraiser, through the application of a recognized valuation model. See Note 7 for details of fair value and related assumptions.

Transfers to or from Investment property are made only when there is a change in the use of the asset. In case of assets transferred from Investment property to Property, furniture and equipment, the reclassified amount corresponds to the asset’s fair value at the date when the asset’s use was changed. If an item of Property, furniture and equipment moves to Investment property, the Group transfers the fixed asset’s net cost to Investment property and the asset is subsequently measured at fair value according to the policies established by the Group.

During 2020, and considering the new rented properties, the Group transferred part of the “Orquídeas” building, located in San Isidro, Lima, from “Property, furniture and equipment” to “Investment property”, for S/5,201,000.

Likewise, during 2018, the Group transferred “Las Orquídeas” building, located in San Isidro, Lima, from “Investment property” to “Property, furniture and equipment” for S/20,029,000. In addition, the Group transferred part of the “Pardo y Aliaga” building and part of the “Sede Wiese”, both located in San Isidro, Lima, from “Property, furniture and equipment” to “Investment property” for S/6,453,000 and S/4,037,000, respectively.

Investment property is derecognized when it has been disposed or withdrawn from use and no future economic benefit is expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset would result in either gains or losses at the retirement or disposal of investment property. Any gains or losses are recognized in the consolidated statement of income of the year of retirement or disposal.

(o)	Property, furniture and equipment, net -

Property, furniture and equipment are stated at historical acquisition cost less residual value, cumulative depreciation and impairment losses, if applicable. The historical acquisition cost includes the expenses that are directly attributable to the acquired property, furniture or equipment. Maintenance and repair costs are charged to the consolidated statement of income; significant renewals and improvements are capitalized when it is probable that future economic benefits, in excess of the originally assessed standard of performance, will result from the use of the acquired property, furniture or equipment.

Land does not depreciate. Depreciation of property, furniture and equipment is calculated using the straight-line method over the estimated useful lives, which are as follows:

Years
Buildings and facilities	40 - 75
Leasehold improvements	5
Furniture and equipment	10
Vehicles	5

An item of property, furniture and equipment and any significant part initially recognized, is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising from the derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income.

The residual value of each asset, its useful life and the selected depreciation method are periodically reviewed to ensure that they are consistent with current economic benefits and useful life expectations.

(p)	Assets seized through legal actions -

Assets seized through legal actions are recorded in the item “Others” of the caption “Other accounts receivable and other assets, net” of the consolidated statement of financial position, see note 10; and are recognized at the lower value between the cost or the estimated market value (minus cost to sell), determined from valuations made by independent appraisers. Reductions in book value are recorded in the consolidated statement of income.

(q)	Intangible assets with finite useful lives -

Generally, the intangible assets with finite useful lives are included in the caption “Intangibles and goodwill, net” of the consolidated statement of financial position and they are mainly costs incurred in connection with the acquisition of computer software used in operations and other minor intangible assets. The amortization expense is calculated following the straight-line method over the useful life estimated between 4 and 5 years; see Note 9.

On the other hand, when an insurance contract portfolio is acquired, whether directly from another insurance company or as part of a business combination (in the case of the Group, the acquisition of Seguros Sura), the difference between the fair value of the insurance contract liability and the value of the insurance contract liability, as measured with the acquirer’s accounting policies, is recognized as an intangible asset named “Present Value of In-Force Business” (henceforth “PVIF”).

In this sense, PVIFs resulting from the acquisition of Seguros Sura are recognized in the consolidated statement of financial position at their estimated market value at the acquisition date. After the initial recognition, the PVIF is recorded at cost,

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Notes to the consolidated financial statements (continued)

minus the cumulative amortization and cumulative impairment loss, if any. The PVIF is amortized on a linear basis over the useful life of the acquired policies, which has been estimated in ten years.

The recoverability of PVIF is considered as part of the liability adequacy test performed at each reporting period. PVIF is derecognized when the related contracts are settled or disposed of.

Changes in the estimated useful life or in the pattern of consumption of the expected future economic benefits embedded in the intangible asset (PVIF) are recorded by changing the amortization period or method and are treated as a change in an accounting estimate.

Gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net amount of the disposal of the asset and the book value of said asset and they are recognized in the consolidated statement of income at the derecognition date.

(r)	Goodwill -

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, if any, over the net identifiable assets acquired and liabilities assumed. If the fair value of net assets acquired is in exceess of the the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If from the reassessment still results in an excess of fair value of net assets aquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statement of income.

After initial recognition, goodwill is measured at cost less any cumulative impairment loss, if any. A goodwill impairment testing is performed on a yearly basis. To perform an impairment testing, goodwill acquired in a business combination is allocated, since the acquisition date, to one of the Group’s cash-generating units (henceforth “CGU”) that are expected to benefit from the business combination, irrespective of whether other assets or liabilities of the acquirer are assigned to those units.

Goodwill impairment is determined by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Where the goodwill has been allocated to the CGU and part of the operation within that unit is dispossed of, the goodwill associated to the dispossed operation is included in the carrying amount of the operation when determining the gain or loss of disposal. Goodwill dispsed in these circumstances is measured based on the relative values of the disposed operation and the withheld portion of the CGU retained.

Goodwill, recorded by the Group; see Note 9(b), arises from the acquisition of Seguros Sura and, considering that this entity was merged with Interseguro, has been allocated to the CGU of the insurance business.

(s)	Business combinations -

Business combinations are accounted for using the acquisition method established by IFRS 3 "Business Combinations". The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at the acquisition date’s fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group chooses whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in the caption “Administrative expenses” of the consolidated statement of income.

The Group determines that it has acquired a business when the the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs . The acquired process is considered substantive if it is critical for the capacity to the ability to continue producing outputs , and the inputs acquired include an organized workforce with the necessary skills, knowledge or experience to performe that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without incurring in significant costs, effort or delay in the ability of continue producing outputs.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer shall be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 “Financial Instruments: Recognition and Measurement”, is measured at fair value with the changes in the consolidated statement of income or in the consolidated statement of other comprehensive income. If the contingent consideration is not within the scope of IFRS 9, this shall be measured according to the applicable IFRS. The contingent consideration that is classified as equity must not be measured again and its subsequent settlement shall be recorded in equity. As of December 31, 2020 and 2019, there have been no contingencies arising from business combinations.

A business combination between entities or businesses under common control is beyond the scope of IFRS 3, because it corresponds to a business combination in which all entities or businesses that are combined are ultimately controlled by the same part or parts, both before and after the business combination.  In these transactions, the Group recognizes the assets

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Notes to the consolidated financial statements (continued)

acquired under the method of unification of interest, whereby the assets and liabilities of the combined companies are reflected in their book values and no commercial credit is recognized as a result of the combination.

(t)	Impairment of non-financial assets -

Property, furniture and equipment and intangible assets with a finite life are assessed to determine whether there are any indications of impairment as of the closing of each period. If any indication exists, the Group estimates the asset’s recoverable value. The recoverable amount of the assets is the highest between the value of an asset or a CGU less the costs of sale and its use value, and it is determined for an individual asset, unless the asset does not generate cash revenues that are largely independent from those of other assets or groups of assets.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value minus costs to sell, an appropriate valuation model is used.

(u)	Due from customers on acceptances -

Due from customers on acceptances corresponds to accounts receivable from customers for import and export transactions, whose obligations have been accepted by the Group. The obligations that must be assumed by the Group for such transactions are recorded as liabilities.

(v)	Defined contribution pension plan -

The Group only operates a defined contribution pension plan. The defined contribution payable in the pension plan is in proportion to the services rendered to the Group by the employees and it is recorded as an expense in the caption “Salaries and employee benefits” of the consolidated statement of income. Unpaid contributions are recorded as liabilities.

(w)	Provisions -

Provisions are recognized when the Group has a present obligation (legal or implicit) as a result of a past event, and it is probable that an outflow of resources embodying economic benefits will be required in order to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the consolidated statement of income, net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a pre-tax rate that reflects, where appropriate, the specific risks of the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a financial expense.

(x)	Contingencies -

Contingent liabilities are not recognized in the consolidated financial statements, but are disclosed in notes to the consolidated financial statements, unless the probability of an outflow of resources is remote. Contingent assets are not recorded in the consolidated financial statements, but they are disclosed if it is probable that an inflow of economic benefits will emerge.

(y)	Fair value measurement -

Fair value is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-	On the principal market for the asset or liability; or
-	In the absence of a principal market, on the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group. Also, the fair value of a liability reflects its non-performance risk.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

When possible, the Group measures the fair value of a financial instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price on an active market, then the Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure the fair value, maximizing the use of relevant and observable data and variables, and minimizing the use of unobservable data and variables.

The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

In the case of investment property, the Group has considered the specific requirements relating to highest and best use, valuation of premises and principal (or most advantageous) market. The determination of investment property fair value requires the use of estimations such as the future cash flows of the assets (e.g., leases, sales, fixed rents for the different lessees, variable rents based on the sales percentage, operating costs, construction costs, maintenance costs and the use of discount rates). Additionally, real estate development risks (such as construction and abandonment) are also taken into account when determining the fair value of the land related to the investment property under construction.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The fair value of investment property in the consolidated statement of financial position must reflect the volatile nature of real estate markets; therefore, Management and its appraisers use their market knowledge and professional criteria and do not depend solely on historical comparable transactions. In this sense, there is a higher degree of uncertainty than when a more active market exists for the estimation of fair value. Significant methods and assumptions used in the estimation of fair value of investment property are detailed in Note 7.

All assets and liabilities for which the fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described below:

-	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
-	Level 2 - Valuation techniques for input that is significant to the fair value measurement is directly or indirectly observable.
-	Level 3 - Valuation techniques for which data and variables of the lowest significant level to measure fair value are unobservable.

For assets and liabilities that are recognized at fair value in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of hierarchy of the fair value, as explained above.

Fair values of financial instruments measured at amortized cost are disclosed in Note 31(b).

(z)	Income Tax -

Income Tax is computed based on the separate financial statement of each Subsidiary.

Deferred Income Tax is accounted for in accordance with IAS 12 “Income Taxes”. In this sense, the deferred Income Tax reflects the effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts determined for tax purposes. Deferred assets and liabilities are measured using the tax rates that are expected to be in force in the years in which such temporary differences are expected to be recovered or settled. Consequently, the deferred Income Tax has been calculated by applying the rates that are in force; see Note 17(c). The measurement of deferred tax assets and deferred tax liabilities reflects the tax consequences that arise from the manner in which each individual entity of the Group expects, at the consolidated statement of financial position dates, to recover or settle the carrying amount of their assets and liabilities.

Deferred tax assets and liabilities are recognized regardless of when the temporary differences are likely to reverse. Deferred tax assets are recognized when it is probable that sufficient taxable income will be generated against which the deferred tax assets can be offset. At each consolidated statement of financial position date, unrecognized deferred assets and the carrying amount of deferred tax assets registered are assessed. A previously unrecognized deferred tax asset is recognized to the extent that it has now become probable that future taxable income will allow the deferred tax asset to be recovered. Likewise, the carrying amount of a deferred tax asset is reduced when it is no longer probable the generation of a sufficient taxable income that allow the application of the tax deferred asset.

According to IAS 12, the deferred Income Tax is determined by applying the Income Tax rate applicable to the retained earnings, recognizing any additional tax on distribution of dividends that may arise on the date when the liability is recognized.

(aa)	Segment information -

IFRS 8 “Operating Segments” requires that the information of operating segments be disclosed consistently with information provided by the chief operating decision maker, who allocates resources to the segments and assesses their performance. Segment information is presented in Note 28.

(ab)	Fiduciary activities and management of funds -

The Group provides trust management, investment management, advisory and custody services to third parties that result in the holding of assets on their behalf. These assets and the income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group; see Note 32.

Commissions generated from these activities are included in the caption “Fee income from financial services, net” of the consolidated statement of income.

(ac)	Earnings per share -

The amount of basic earnings per share is calculated by dividing the net profit for the year attributable to common shareholders by the weighted average number of common shares outstanding during the year. As of December 31, 2020 and 2019, the Group does not have financial instruments with dilutive effect, therefore, basic and diluted earnings per share are identical for the years reported.

(ad)	Capital surplus -

It is the difference between the nominal value of shares issued and their public offering price made in 2007 and 2019; see Note 1(c). Capital surplus is presented net of expenses incurred in the issuance of shares.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(ae)	Treasury stock -

Shares repurchased are recorded in the shareholders’ equity under treasury stock caption at their purchase price. No loss or gain is recorded in the consolidated statement of income arising from the purchase, sale, issuance or amortization of these instruments. Shares that are subsequently sold are recorded as a reduction in treasury stock, measured at the average price of treasury stock held at such date; and the resulting gain or loss is recorded in the consolidated statement of changes in net equity in the caption “Retained earnings”.

(af)	Cash and cash equivalents -

Cash presented in the consolidated statement of cash flows includes cash and due from banks balances with original maturities lower than three months, excludes the restricted funds, which are subject to an insignificant risk of changes in value. The cash and cash equivalent item does not include accrued interest.

On the other hand, the cash collateral committed as part of a repurchase agreement is included in the “Cash and due from banks” caption of the consolidated statement of financial position; see Note 4(d).

(ag)	Amendments to IFRS 9, IAS 39 and IFRS 7: “Interest Rate Benchmark Reform” - Phase 1 -

Since year 2019, the Group applies the exceptions of the Interest Rate Benchmark reform to all affected hedging relationships. A hedging relationship will be affected if the reform generates uncertainty about the moment or the amount of the cash flows related to the hedged account of the hedging instrument in the period prior to the replacement of the rate benchmark with the alternate rate benchmark, given that this rate can be almost risk free. With exceptions applied, the Group has the intention of avoiding any disruption in the existing relationships in the hedge accounting of cash flows and the fair value of interest rate risk which, in the absence of these amendments, would result in the ineffectiveness of the hedge and potential inconsistencies in the hedge accounting as result of the interest rate benchmark reform.

The exceptions provided by the amendments are:
-

“Highly probable” requirement for cash flow hedges: If the hedged item is a forecast transaction, it will be determined that the forecast transaction is highly probable by assuming that the interest rate benchmark on which the hedged cash flows are based is not altered as result of the interest rate benchmark reform.

-

Reclassification of the cash flow hedge reserve to statement of income: In order to determine if it is not expected that the hedged cash flows occur, it is assumed that the interest rate benchmark on which the hedged cash flows are based is not altered as result of the interest rate benchmark reform.

-

Economic relationship between the hedged item and the hedge instrument: It is assumed that the interest rate benchmark on which the hedged cash flows are based, and/or the interest rate benchmark on which the cash flows of the hedge instrument are based, is not altered as result of the interest rate benchmark reform.

At the end of the periods 2019 and 2020, the Group has exposure to mainly USD-Libor rates; thus, the impact will be the change into other interest rate benchmark.

The main affected items within the Group are the derivative positions (interest rate swaps – IRS, and cross currency swaps – CCS, outstanding as of the transition date which accrue USD-Libor interest).

Additionally, the Group holds some financial instruments with exposure to the inter-bank Euribor rate (Euro Interbank Offered Rate). The calculation methodology of Euribor changed during the year 2019 through the adoption of a hybrid methodology based mainly, to the extent possible, on observable market data and, in case they are not sufficient, on other market price sources, in order to assure the strength of the Euribor inter-bank rate. In July 2019, the Belgian Authority of Financial Services and Markets granted an authorization regarding the applicability of the Euribor inter-bank rate under the European Union Benchmark Regulation, thus allowing market participants to continue using this rate after January 1, 2020, for both existing and new contracts. The Group expects that the Euribor inter-bank rate will continue existing as rate benchmark in the foreseeable future. Because of this, the Group does not consider that this index benchmark may be directly affected as result of the interest rate benchmark reform.

Note 10(b)(vi) details the nominal value and the average term in years of derivative financial instruments that are subject to the interest rate benchmark reform.

(ah)	Reclassifications on financial statements as of December 31, 2019 and 2018 –

During year 2020, the Management performed a detailed analysis on the nature of the products “Renta Particular Plus” and “Renta Particular Plus - Vitalicio”, considering the important growth they have had during the last years; and which were being recorded on “Other accounts payable, provisions and other liabilities”, considering mainly the financial component included in these products. This analysis had the purpose to separate these products based on their main characteristics. In this regard, the product “Renta Particular Plus”, whose majority of contracts (policies) have an important financial component, it remained as a financial liability, while the product “Renta Particular Plus - Vitalicio”, having additionally a significant insurance component, it was decided to reclassify and present it as insurance product according to IFRS 4 (insurance contract liabilities).

In this sense, the balances of the product “Renta Particular Plus - Vitalicio” were reclassified from “Other accounts payable, provisions and other liabilities” into the caption “Insurance contracts liabilities” of the consolidated statement of financial position, see Notes 10 and 14, respectively; and its respective effects on income from the captions “Net premiums earned”

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

and “Net claims incurred for life insurance and others” into the caption “Interest and similar expenses” of the consolidated statement of income, see Notes 22 and 19, respectively. Lastly, with the purpose of making comparable the consolidated financial statements, the balances of previous periods were modified, as presented below:

	Before reclassification	Reclassification	After reclassification
Year 2019	S/(000)	S/(000)	S/(000)

Consolidated statement of financial position
Insurance contract liabilities	11,338,810	87,821	11,426,631
Other accounts payable, provisions and other liabilities	2,048,048	(87,821)	1,960,227
Consolidated statement of income
Interest and similar expenses	(1,407,897)	(16,066)	(1,423,963)
Net premiums earned	426,608	(5,975)	420,633
Net claims and benefits incurred for life insurance contracts and others	(722,305)	22,041	(700,264)

Year 2018

Consolidated statement of income
Interest and similar expenses	(1,170,586)	(6,708)	(1,177,294)
Net premiums earned	328,566	(8,987)	319,579
Net claims and benefits incurred for life insurance contracts and others	(736,032)	15,695	(720,337)

In Group Management’s opinion, these reclassifications allow a better presentation in the consolidated financial statements.

3.5	Standards issued but not yet effective -

Following is the description of the new and amended standards and interpretations issued, but which are not yet in force at the date of issuance of these consolidated financial statements. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective:

•	IFRS 17 “Insurance contracts”

In May 2017, the IASB issued IFRS 17 “Insurance Contracts”, a comprehensive new accounting standard for insurance contracts, covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 “Insurance Contracts”, issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements in IFRS 4, which are based to a large extent on the compliance of previous local accounting policies, IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects. IFRS 17 is a general model which is complemented by:

(i)	A specific adaptation for contracts with direct participation features (the variable fee approach).
(ii)	A simplified approach (the premium allocation approach) mainly for short-duration contracts.

IFRS 17 is effective for reporting periods beginning on or after 1 January 2023, with the presentation of comparative figures required. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date that it first applies IFRS 17.

Group’s Management is assessing the impact of this standard on the consolidated financial statements.

-	Amendments to IAS 1 “Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current”

In January 2020, the IASB issued amendments of IAS 1 with the purpose of specifying the requisites for the classification of liabilities as current or non-current. The amendments clarify:

-	What is meant by a right to defer a settlement arrangement.
-	That a right to defer must exist at the end of the reporting period.
-	That liability classification unaffected by the likehood that an entity will exercise its deferral right.
-	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments are effective for annual periods beginning on January 1, 2023 and must be applied in a retrospectively.  These amendments are not applicable to the Group because given the nature of its operations (mainly banking and insurance), it does not perform the classification of current and non-current in its financial statements.

-	Amendments to IFRS 3 “Business Combinations: References to the Conceptual Framework”

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

In May 2020, the IASB issued amendments to IFRS 3 “Business Combinations: References to the Conceptual Framework”. The amendment is intended to replace a reference to the Framework for the preparation and presentation of the financial statements, issued in 1989, with a reference to the conceptual framework for financial reporting issued in March 2018, without significantly changing its requirements.

The IASB also added an exception to the recognition principle of IFRS 3 to avoid the recognition of potential gains or losses arising for contingent assets and liabilities that would be within the scope of IAS 37 or IFRIC 21, if incurred separately.

At the same time, the IASB decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the preparation and presentation of the financial statements.

The amendments are effective for annual periods beginning on or after January 1, 2022 and apply prospectively.

It is not expected that the amendments have a significant impact of the Group’s consolidated financial statements.

-	Amendments to IAS 16 “Property, Plant and Equipment: Proceeds Before Intended Use”

In May 2020, the IASB issued an amendment to IAS 16 “Property, Plant and Equipment: Proceeds Before Intended Use”, which prohibits entities deducting from the cost of an item of fixed asset, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the way intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in the statement of income.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of fixed assets made available for use on or after the beginning of the earlier period presented when the entity first applies the amendment.

It is not expected that the amendments have a significant impact of the Group’s consolidated financial statements.

-	Amendments to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets: Onerous Contracts – Cost of Fulfilling a Contract”

In May 2020, the IASB issued an amendment to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making.

The amendments are applied a “directly related costs approach”. The costs that related directly to a contract to provide goods or services include both the incremental costs and an allocation of costs directly related to the contractual activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022.

The Group will apply these amendments to contracts for which it has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments.

It is not expected that the amendments have a significant impact of the Group’s consolidated financial statements.

-	IFRS 1 “First-time Adoption of International Financial Reporting Standards – Subsidiary as a First-time Adopter”

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued an amendment to IFRS 1 “First-time Adoption of International Financial Reporting Standards”. This amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition into IFRS. This amendment is also applied to an associated or joint venture that elects to apply paragraph D16(a) of IFRS 1.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022, with early adoption permitted.

-	IFRS 9 “Financial Instruments – Fees in the ‘10 per cent’ Test for Derecognition of Financial Liabilities”

As part of 2018-2020 annual improvements to IFRS standards process, the IASB issued an amendment to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendment is effective for annual reporting periods beginning on or after 1 January 2022 with earlier adoption permitted. The Group will apply the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

It is not expected that the amendment has a significant impact of the Group’s consolidated financial statements.

-	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 “Interest Rate Benchmark Reform – Phase 2”

Phase 2 of the Interest Rate Benchmark Reform includes a series of reliefs and additional disclosures. The reliefs apply to financial instruments when the interest rate benchmarks are replaced by alternate interest rates (practically risk-free rates). As practical relief, it is permitted that the entities apply prospectively the change in the cash flows basis; that is, as though it

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

was an asset or liability at a floating interest rate, and provided that it was direct consequence of the Reform and on an economically equivalent basis.

Phase 2 of the Interest Rate Benchmark Reform provides temporary reliefs which allow the hedging relationships to continue upon the replacement of an existing interest rate benchmark with an alternate interest rate. The reliefs require entities to amend hedge designations and hedge documentation. This includes redefining the hedged risk, redefining the description of the hedging instrument and/or the hedged item (noting the new alternate rate) and amending the method for assessing hedge effectiveness. Updates to the hedging documentation must be made by the end of the reporting period in which a replacement takes place. An alternate rate benchmark designated as component of contractually non-specified risk that is not identifiable separately at the date it is designated, has complied with that requirement at that date, if and only if, the entity expects reasonably that the alternative rate benchmark will be identifiable separately within a 24-month period since the date at which the alternative rate benchmark is designated as a risk component.

As of December 31, 2020, Interbank holds exposure mainly to USD-Libor rates, thus the impact will be the change to another benchmark rate. In the United Kingdom, the Financial Conduct Authority (“FCA”) is responsible of the regulation of the Libor rates. It is expected that the publication of Libor rates by the FCA will end after 2021. In the United States, the Federal Reserve Bank of New York is leading the transition of the USD-Libor into the robust rate benchmark Secured Overnight Financial Rate (“SOFR”). In that sense, it has been planned the transition into the new rate benchmarks will be implemented before December 31, 2021. However, at the end of November 2020, LIBOR administrator, the ICE Benchmark Administration, placed on consultation a proposal to continue with the publication of the LIBOR rates until June 2023, and it is expected that the proposal will be approved.

Regarding the exposures, among the items potentially affected in Interbank are commercial loans, funding liabilities and derivative positions. The positions within the balance sheet that accrue interest at the USD-Libor rate are not significant and represent less than 3% of the asset or liability, respectively. In the case of commercial loans, the agreements have been reviewed and the majority corresponds to syndicated loans where the leading banks do not yet define the rate at which to migrate. In the case of liabilities, there are exposures in loans and bonds. In the case of loans, the last date of interest calculation will be before December 31, 2021, thus there will not be positions exposed to Libor. In the case of issued bonds, there is an issuance that could pay interest based on Libor in the future, but this issuance has a fallback clause, which determines the conditions governing contracts when indices are not available. In derivative products, it is under review the “ISDA Protocol”, to which the Bank is expected to adhere in order to being aligned to the global market standard. Considering that in all of Interbank’s products global banks take part, the process of negotiation with clients will develop in line with advances at the global level, considering that it is highly probable that the Libor publication date may continue until June 2023.

3.6	Significant accounting judgments, estimates and assumptions -

The preparation of the consolidated financial statement of the Group requires Management to make judgments, estimates and assumptions that affect the reported amount of income, expenses, assets and liabilities, and the accompanying disclosures, as well as the disclosure of contingent liabilities. In the process of applying the Group's accounting policies, Management has used judgments and assumptions about the future and other key sources to make its estimates at the reporting date, which have a significant risk that may cause a material adjustment to the value in books of assets and liabilities within the next financial year. The estimates and existing assumptions may change due to circumstances beyond the control of the Group and are reflected in assumptions if they occur. The items with the most impact recognized in the consolidated financial statements with judgements and/or considerable estimates are the following: the calculation of the impairment of the portfolio of loans and financial investments, the measurement of the fair value of the financial investments and investment properties, the assessment of the impairment of the goodwill, the liabilities for insurance contracts and the measurement of the fair value of derivative financial instruments; also, there are other estimates such as provisions for litigation, the estimated useful life of intangible assets, and property, furniture and equipment, and the estimation of assets and liabilities for deferred Income Tax, and the determination of terms and estimation of the interest rate of lease agreements. The accounting criteria used for each of these items are described in Note 3.4.

4.	Cash and due from banks and inter-bank funds
(a)	The detail of cash and due from banks is as follows:

	2020	2019
	S/(000)	S/(000)
Cash and clearing (b)	2,152,432	1,877,843
Deposits in the BCRP (b)	14,102,067	5,861,570
Deposits in banks (c)	1,891,420	2,112,316
Accrued interest	1,879	6,209
	18,147,798	9,857,938
Restricted funds (d)	617,684	1,270,937
Total	18,765,482	11,128,875

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(b)

In accordance with rules in force, Interbank is required to maintain a legal reserve in order to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP and is made up as follows:

	2020	2019
	S/(000)	S/(000)
Legal reserve(*)
Deposits in the BCRP	4,603,067	4,998,770
Cash in vaults	1,958,921	1,757,917
Subtotal legal reserve	6,561,988	6,756,687
Non-mandatory reserve
Term deposits in the BCRP (**)	9,499,000	-
Overnight deposits in the BCRP	-	862,800
Cash and clearing	193,461	119,859
Subtotal non-mandatory reserve	9,692,461	982,659
Cash balances not subject to legal reserve	50	67
Total	16,254,499	7,739,413
(*)

The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrued interest at a nominal annual rate. As of December 31, 2020, the excess in foreign currency accrued interest in US Dollars at an annual average rate of 0.01 percent (annual average rate of 1.25 percent as of December 31, 2019). During 2020 and 2019, Interbank did not maintain excess reserves in national currency.

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(**)

As of December 31, 2020, corresponds to six term deposits in local currency that Interbank holds in the BCRP, have maturity in the first days of January 2021, and accrue an annual interest rate of 0.25 percent.

(c)	Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.
(d)	The Group maintains restricted funds related to:

	2020	2019
	S/(000)	S/(000)
Repurchase agreements with the BCRP (*)	542,922	1,208,506
Derivative financial instruments, Note 10(b)(i)	70,559	57,816
Others	4,203	4,615
Total	617,684	1,270,937

(*)

As of December 31, 2020, correspond to deposits maintained in the BCRP which guarantee agreements amounting to S/520,000,000 (guaranteed agreements amounting to S/1,205,200,000 as of December 31, 2019); see Note 12(b).

Cash and cash equivalents presented in the consolidated statements of cash flows exclude the restricted funds and accrued interest; see Note 3.4(af).

(e)	Inter-bank funds

These are loans made between financial institutions with maturity, in general, minor than 30 days. As of December 31, 2020, Inter-bank funds assets accrue interest at an annual rate of 0.25 percent in foreign currency and Inter-bank funds liabilities accrue interest at an annual rate of 0.25 percent in foreign currency (annual rate of 2.26 percent in national currency for Inter-bank funds assets and annual rate of 2.25 percent in national currency and 1.75 percent in foreign currency for Inter-bank funds liabilities, as of December 31, 2019) and do not have specific guarantees.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

5.	Financial investments
(a)	This caption is made up as follows, as of December 31, 2020 and 2019:

	2020	2019
	S/(000)	S/(000)
Debt instruments measured at fair value through other comprehensive income (b) and (c)	17,902,352	14,010,029
Investments at amortized cost (d)	2,650,930	2,160,775
Investments at fair value through profit or loss (e)	2,042,777	1,551,537
Equity instruments measured at fair value through other comprehensive income (f)	1,373,548	1,125,722
Total financial investments	23,969,607	18,848,063
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	251,140	178,444
Investments at amortized cost (d)	56,368	46,211
Total	24,277,115	19,072,718

In the determination of the expected loss in the financial investments’ portfolio, the Group has not needed to apply any subsequent adjustment to the model through the expert judgment to reflect the impact of uncertainty of Covid-19 pandemic, because the most significant investments held as of December 31, 2020 are permanently evaluated by local and international credit-rating agencies, in an individual manner. Said agencies modify the ratings of the issuers in accordance with the risk increase of each of the financial instrument, which they contemplate periodically based on the particular situation of issuers.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(b)	Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated	Maturity	S/		US$
2020	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
Corporate, leasing and subordinated bonds (*)(***)	8,031,775	1,046,789	(121,797)	8,956,767	Mar-21 / Feb-97	0.04	13.33	0.44	10.73
Sovereign Bonds of the Republic of Peru (**) (***)	5,765,074	589,423	(154)	6,354,343	Aug-24 / Feb-55	0.15	6.13	-	-
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru - BCRP	1,279,644	4,087	(5)	1,283,726	Jan-21 / Mar-23	0.25	2.28	-	-
Bonds guaranteed by the Peruvian Government	566,915	79,762	-	646,677	Oct-24 / Jul-34	0.58	2.61	2.64	4.24
Global Bonds of the Republic of Peru (***)	491,791	9,189	-	500,980	Jul-25 / Dec-32	-	-	1.04	1.79
Global Bonds of the Republic of Colombia	157,405	2,454	-	159,859	Jul-21 / Feb-24	-	-	0.25	1.38
Total	16,292,604	1,731,704	(121,956)	17,902,352
Accrued interest				251,140
Total				18,153,492

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated	Maturity	S/		US$
2019	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
Corporate, leasing and subordinated bonds (*)(***)	7,562,985	648,601	(12,300)	8,199,286	Jan-20 / Jan-114	0.71	21.76	2.26	10.73
Sovereign Bonds of the Republic of Peru (***)	3,213,581	330,856	(242)	3,544,195	Aug-24 / Feb-55	1.59	5.31	-	-
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru - BCRP	1,481,962	1,533	(2)	1,483,493	Jan-20 / Jun-21	2.15	3.04	-	-
Bonds guaranteed by the Peruvian Government	626,087	42,153	(167)	668,073	Oct-24 / Jul-34	2.24	4.14	3.61	5.14
Global Bonds of the Republic of Colombia	114,431	551	-	114,982	Jul-21 / Mar-23	-	-	2.24	2.46
Total	12,999,046	1,023,694	(12,711)	14,010,029
Accrued interest				178,444
Total				14,188,473
(*)

As of December 31, 2020 and 2019, Inteligo holds corporate bonds and mutual funds from different entities for approximately S/393,364,000 and S/440,409,000, respectively, which guarantee loans with Credit Suisse First Boston and Bank J. Safra Sarasin; see Notes 12(d)

(**)	As of December 31, 2020, Interbank holds Sovereign Bonds of the Republic of Peru for approximately S/320,713,000, which guarantee loans with the BCRP, see Note 12(b).

(***)

As of December 2020, 2019 and 2018, the Group recognized net gains from the sale of financial investments for S/185,383,000, S/112,215,000 and S/14,240,000, respectively due, to the sale of sovereign bonds, corporate bonds and global bonds for S/1,387,643,000, S/1,497,451,000 and S/1,197,115,000, respectively, in each of these years.

The following table shows the credit quality and maximum exposure to credit risk based on the Group's internal credit rating of debt instruments measured at fair value through other comprehensive income as of December 31, 2020 and 2019. The amounts presented do not consider impairment.

	2020				2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)
Not impaired
High grade	7,051,739	—	—	7,051,739	6,482,810	—	—	6,482,810
Standard grade	10,638,473	31,939	—	10,670,412	7,194,044	333,175	—	7,527,219
Sub-standard grade (*)	—	180,201	—	180,201	—	—	—	—
Impaired
Individual	—	—	—	—	—	—	—	—
Total	17,690,212	212,140	—	17,902,352	13,676,854	333,175	—	14,010,029

(*)As of December 31, 2020, correspond to the investment in Rutas de Lima whose expected loss, amortized cost and unrealized loss amounted to S/61,059,000, S/295,720,000 and S/115,519,000, respectively.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(c)

The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the early recovery of the fair value, up to the maximum period for the early recovery or the due date.

The following table shows  the analysis of changes in fair value and the corresponding expected credit loss:

	2020
Gross carrying amount of debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	13,676,854	333,175	—	14,010,029
New originated or purchased assets	6,361,898	7,956	—	6,369,854
Assets matured or derecognized (excluding write-offs)	(3,024,176)	—	(9,780)	(3,033,956)
Change in fair value	388,695	(129,146)	(15,318)	244,231
Transfers to Stage 1	—	—	—	—
Transfers to Stage 2	—	—	—	—
Transfers to Stage 3	(25,098)	—	25,098	—
Write-offs	—	—	—	—
Foreign exchange effect	312,039	155	—	312,194
End of year balances	17,690,212	212,140	—	17,902,352

	2020
Movement of the allowance for expected credit losses for debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	6,849	27,894	—	34,743
New originated or purchased assets	120	—	—	120
Assets matured or derecognized (excluding write-offs)	(811)	—	(8,068)	(8,879)
Transfers to Stage 1	—	—	—	—
Transfers to Stage 2	—	—	—	—
Transfers to Stage 3	(422)	—	422	—
Effect on the expected credit loss due to the change of the stage during the year	—	—	7,646	7,646
Others (*)	(230)	34,247	—	34,017
Write-offs	—	—	—	—
Recoveries	—	—	—	—
Foreign exchange effect	3,911	2	—	3,913
Expected credit loss at the end of the period	9,417	62,143	—	71,560

(*)	It corresponds mainly to the effects on the expected loss as a result of changes in investment ratings and that not necessarily have resulted in stage transfers during the year.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2019
Gross carrying amount of debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	12,830,281	313,245	—	13,143,526
New originated or purchased assets	3,813,427	—	—	3,813,427
Assets matured or derecognized	(3,987,934)	(24,453)	—	(4,012,387)
Change in fair value	1,024,945	37,797	—	1,062,742
Transfers to Stage 1	—	—	—	—
Transfers to Stage 2	—	—	—	—
Transfers to Stage 3	—	—	—	—
Write-offs	—	—	—	—
Foreign exchange effect	(3,865)	6,586	—	2,721
End of year balances	13,676,854	333,175	—	14,010,029

	2019
Movement of the allowance for expected credit losses for debt instruments measured at fair value through other comprehensive income	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	6,446	21,604	—	28,050
New originated or purchased assets	1,588	—	—	1,588
Assets matured or derecognized (excluding write-offs)	(987)	(303)	—	(1,290)
Transfers to Stage 1	—	—	—	—
Transfers to Stage 2	(4)	4	—	—
Transfers to Stage 3	—	—	—	—
Effect on the expected credit loss due to the change of the stage during the year	—	—	—	—
Others (*)	(109)	6,601	—	6,492
Write-offs	—	—	—	—
Recoveries	—	—	—	—
Foreign exchange effect	(85)	(12)	—	(97)
Expected credit loss at the end of the period	6,849	27,894	—	34,743

(*)	It corresponds mainly to the effects on the expected loss as a result of changes in investment ratings and that not necessarily have resulted in stage transfers during the year.

In the determination of the expected loss for the portfolio of financial investments, it has not been necessary to perform a subsequent adjustment to the model because it captures the expected loss in a satisfactory manner considering the Group portfolio investments.

As a result of the assessment of the impairment of its debt instruments at fair value through other comprehensive income, the Group recorded an expense of S/32,904,000 and S/6,790,000 during the year 2020 and 2019, respectively and a reversal of the impairment of S/13,077,000 during the year 2018, which are presented in the caption “(Loss) recovery to impairment of financial investments” in the consolidated statement of income. The movement of unrealized results of investments at fair value through other comprehensive income, net of Income Tax and non-controlling interest, is presented in Notes 16(d) and (e).

(d)

As of December 31, 2020 and 2019, investments at amortized cost corresponds to Sovereign Bonds of the Republic of Peru issued in Soles, for an amount of S/2,707,298,000 and S/2,206,986,000, respectively, including accrued interest. Said investments present low credit risk and the expected credit loss is not significant.

As of December 31, 2020, these investments have maturity dates that range from September 2023 to August 2037, have accrued interests at effective annual rates ranging from 4.29 percent and 5.15 percent, and estimated fair value amounting to approximately S/2,988,539,000 (as of December 31, 2019, their maturity dates ranged from September 2023 to August 2037, accrued interests at effective annual rates between 4.29 percent and 6.26 percent, and its estimated fair value amounted to approximately S/2,328,303,000).

During the year 2019, the Government of the Republic of Peru performed public offerings to buyback certain sovereign bonds, with the purpose of renewing its debt and funding the fiscal deficit. Considering the purpose of this offering, subsequently to it, there should not be existing remaining sovereign bonds of the repurchased issuances or, in case of existing, they would become illiquid on the market. In that sense, Interbank took part of these public offerings and sold to the Government of the Republic of Peru sovereign bonds classified as investments at amortized cost for approximately S/340,518,000, generating a gain amounting to S/8,474,000, which was recorded in the caption “Net gain from derecognition of financial investments at amortized cost” of the consolidated statement of income. Notwithstanding the aforementioned, with the purpose of maintaining its asset management strategy, the Bank purchased simultaneously other sovereign bonds of the Republic of Peru for approximately S/340,432,000, and classified them as investments at amortized cost. In Management’s opinion and pursuant to IFRS 9, said transaction is congruent with the Group’s business model because although said sales were significant, they were infrequent and were performed with the sole purpose of facilitating the debt renewal and the funding of the fiscal deficit of the Republic of Peru, and thus the business model regarding these assets has always been the collection of the contractual cash flows.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

As of December 31, 2020 and 2019, Interbank keeps loans with the BCRP that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/1,071,740,000 and S/762,347,000, respectively; see Note 12(b).

(e)	The composition of financial instruments at fair value through profit or loss is as follows:

	2020	2019
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,212,259	1,083,079
BioPharma Credit PLC (g)	131,623	132,054
Royalty Pharma (h)	107,530	117,682
Ishares (*)	90,647	72,835
Dhani Services Limited.	53,557	—
LendUp and Mission Lane	48,670	23,375
ViaSat Inc.	43,626	26,683
Others	91,635	30,575
Debt instruments
Indexed Certificates of Deposit issued by the BCRP	182,888	—
Corporate, leasing and subordinated bonds	80,342	65,254
Total	2,042,777	1,551,537

(*)	Corresponds to shares of Ishares, whose investment purpose is aimed mainly to Japan, Russia, Latin America and emerging and developed Asian countries.

As of December 31, 2020 and 2019, investments at fair value through profit or loss include investments held for trading for approximately S/357,325,000 and S/194,535,000, respectively; and those assets that are necessarily measured at fair value through profit or loss for approximately S/1,685,452,000 and S/1,357,002,000, respectively.

As of December 31, 2020, 2019 and 2018, the Group recognized gains from valuation of instruments at fair value through profit or loss for approximately S/205,090,000, S/41,027,000 and S/25,103,000, respectively, which are part of caption “Net gain from financial assets at fair value through profit or loss” of the consolidated statement of income.

(f)	The following is the composition of equity instruments measured at fair value through other comprehensive income as of December 31, 2020 and 2019:

	2020	2019
	S/(000)	S/(000)
BioPharma Credit PLC (g)	358,848	336,338
InRetail Perú Corp (i)	339,945	285,962
Ishares	131,795	39,465
VíaSat Inc.	117,033	—
Luz del Sur S.A.A.	87,129	87,983
Engie- Energía Perú S.A.	80,852	90,670
Ferreycorp S.A.A.	73,785	83,013
Credicorp	70,130	18,030
Zipline International Inc.	36,210	—
Cementos Pacasmayo S.A.A.	34,002	13,602
Unión de Cervecerías Backus y Johnston	13,531	17,138
Ishares, (j)	—	100,733
Gilead Sciences INC, (j)	—	19,381
Others below S/17 million	30,288	33,407
Total	1,373,548	1,125,722

(g)

The Group holds investments in BioPharma Credit PLC, a public limited liability company dedicated to the biological sciences industry and which is quoted in the “Specialist Fund Segment” (segment designed for highly specialized investment entities, which focus on highly informed institutional investors or professional investors) of the London Stock Exchange.

As of December 31, 2020, the Group, holds 36,504,244 shares classified as investments at fair value through profit and loss. Additionally, the Group holds a total of 99,500,000 shares classified as investment at fair value through other comprehensive income. Combined, this investment represents 9.90 percent of the capital stock of Biopharma Credit PLC. As of December 31, 2019, the Group held 39,065,925 shares classified as investments at fair value through profit and loss. and 99,500,000 shares classified as investment at fair value through other comprehensive income, that combined, represented 10.09 percent of the capital stock of said entity.

(h)

Corresponds to participations in RPI International Holding, which invests in a series of subordinated funds whose objective is to invest in Royalty Pharma Investments, an investment fund established under the laws of the Republic of Ireland and authorized by

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

the Central Bank of Ireland. This investment fund is dedicated to buying medical and biotechnology patents. The participations in RPI International Holding are not liquid and require authorization for trading.

As of December 31, 2020 and 2019, the Group holds 138,000 and 192,500 participations, respectively, in RPI International Holding classified as investments at fair value through profit or loss.

During the years 2020, 2019 and 2018, the Group received dividends from these investments for approximately S/8,216,000, S/11,010,000 and S/9,847,000, respectively, which are included in the caption “Interest and similar income” in the consolidated statement of income.

(i)

As of December 31, 2020 and 2019, the Group holds 2,396,920 shares, which represent 2.33 percent of the capital stock of InRetail Perú Corp. (a related entity), classified as equity instrument measured at fair value through other comprehensive income.

During the years 2020, 2019 and 2018, the Group received dividends from this related entity for approximately S/4,606,000, S/2,706,000 and S/4,969,000, respectively, which are recorded in the caption “Interest income and similar income” of the consolidated statement of income.

(j)

During the year 2020, the Group sold 904,915 shares of IShares, corresponding to Chile, Switzerland, Australia, Netherlands, Brazil and South Africa, and 90,000 shares of Gilead Sciences INC, which were irrevocably designated at fair value through other comprehensive income. The amount of the sale was S/132,726,000 and S/25,357,000, generating total losses for approximately S/24,154,000. Said loss was reclassified to caption “Retained Earnings” of the consolidated statement of changes in equity.

(k)

The following is the balance of investments at fair value through other comprehensive income (debt and equity instruments) and investments at amortized cost as of December 31, 2020 and 2019 classified by contractual maturity (without including accrued interest):

	2020		2019
	Investments at fair value through other comprehensive income	Investments at amortized cost	Investments at fair value through other comprehensive income	Investments at amortized cost
	S/(000)	S/(000)	S/(000)	S/(000)
Up to 3 months	995,001	—	621,673	—
From 3 months to 1 year	188,848	—	1,041,788	—
From 1 to 3 years	686,905	499,125	407,657	—
From 3 to 5 years	1,190,562	652,230	909,183	1,158,805
From 5 years onwards	14,841,036	1,499,575	11,029,728	1,001,970
Equity instruments (without maturity)	1,373,548	—	1,125,722	—
Total	19,275,900	2,650,930	15,135,751	2,160,775

(l)	Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost according to the stages indicated by IFRS 9 as of December 31, 2020 and 2019:

	2020				2019
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	9,005,273	—	—	9,005,273	5,704,970	—	—	5,704,970
Corporate, leasing and subordinated bonds	8,744,627	212,140	—	8,956,767	7,866,111	333,175	—	8,199,286
Negotiable Certificates of Deposit issued by the BCRP	1,283,726	—	—	1,283,726	1,483,493	—	—	1,483,493
Bonds guaranteed by the Peruvian Government	646,677	—	—	646,677	668,073	—	—	668,073
Global Bonds of the Republic of Peru	500,980	—	—	500,980	—	—	—	—
Global Bonds of the Republic of Colombia	159,859	—	—	159,859	114,982	—	—	114,982
Total	20,341,142	212,140	—	20,553,282	15,837,629	333,175	—	16,170,804

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

6.	Loan, net
(a)	This caption is made up as follows:

	2020	2019
	S/(000)	S/(000)
Direct loans
Loans (*)	34,718,320	28,504,689
Credit cards	4,379,884	5,876,983
Leasing	1,211,324	1,533,395
Discounted notes	468,664	686,164
Factoring	571,994	374,192
Advances and overdrafts	39,414	87,373
Refinanced loans	287,119	251,180
Past due and under legal collection loans	1,405,185	943,168
	43,081,904	38,257,144
Plus (minus)
Accrued interest from performing loans	445,122	316,171
Unearned interest and interest collected in advance	(22,752)	(41,683)
Impairment allowance for loans (d)	(2,984,851)	(1,394,779)
Total direct loans, net	40,519,423	37,136,853
Indirect loans, Note 18(a)	4,611,931	4,101,977

(*)

As of December 31, 2020, Interbank maintains operations of loan reports represented in securities according to the BCRP’s definition. In consequence, loans provided as guarantee is presented in the caption “Loan, net”, and the related liability is presented in the caption “Accounts payable for repurchase agreements” of the consolidated statement of financial position.

(b)	The classification of the direct loan portfolio is as follows:

	2020	2019
	S/(000)	S/(000)
Commercial loans (c.1)	22,001,567	17,479,006
Consumer loans (c.1)	11,416,175	12,821,567
Mortgage loans (c.1)	7,721,267	7,206,445
Small and micro-business loans (c.1)	1,942,895	750,126
Total	43,081,904	38,257,144

During the year 2020, the balance of the direct loans includes disbursements made by Interbank within the “Reactiva Peru” program for approximately S/6,617 million, out of which S/5,159 million were granted to clients of its commercial loans and S/1,458 million to clients of its small and micro-business loans, see Notes 1(b.2) and 30.1. As of December 31, 2020, the balance of loans under said program amounts to S/6,616 million.

During year 2019, Interbank acquired a commercial loan from Sumitomo Mitsui Banking Corporation for an amount of S/164,950,000.

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group's loans is segmented into homogeneous groups that share similar risk characteristics; the Group determined these 3 types of portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Small Business Banking (loans to small and micro-business).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(c)

The following table shows the credit quality and maximum exposure to credit risk based on the Group's internal credit rating as of December 31, 2020 and 2019. The amounts presented do not consider impairment.

	2020				2019
Direct loans, (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	29,056,184	1,268,445	—	30,324,629	28,314,167	271,610	—	28,585,777
Standard grade	4,354,168	1,534,936	—	5,889,104	4,675,010	528,372	—	5,203,382
Sub-standard grade	692,669	1,159,438	—	1,852,107	358,527	969,387	—	1,327,914
Past due but not impaired	790,257	1,781,871	—	2,572,128	1,474,310	770,876	—	2,245,186
Impaired
Individually	—	—	7,678	7,678	—	—	8,444	8,444
Collectively	—	—	2,436,258	2,436,258	—	—	886,441	886,441
Total direct loans	34,893,278	5,744,690	2,443,936	43,081,904	34,822,014	2,540,245	894,885	38,257,144

	2020				2019
Contingent Credits: Guarantees and stand by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	3,938,193	460,431	—	4,398,624	3,733,040	62,860	—	3,795,900
Standard grade	104,499	68,379	—	172,878	108,515	118,463	—	226,978
Sub-standard grade	65	10,302	—	10,367	7,597	41,095	—	48,692
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired
Individually	—	—	22,607	22,607	—	—	22,607	22,607
Collectively	—	—	7,455	7,455	—	—	7,800	7,800
Total indirect loans	4,042,757	539,112	30,062	4,611,931	3,849,152	222,418	30,407	4,101,977

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(c.1)	The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	2020				2019
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	15,876,174	757,184	—	16,633,358	12,786,786	53,449	—	12,840,235
Standard grade	2,902,150	966,358	—	3,868,508	2,605,473	127,347	—	2,732,820
Sub-standard grade	304,843	124,287	—	429,130	132,707	401,991	—	534,698
Past due but not impaired	419,007	414,829	—	833,836	1,069,813	102,267	—	1,172,080
Impaired
Individually	—	—	7,678	7,678	—	—	8,444	8,444
Collectively	—	—	229,057	229,057	—	—	190,729	190,729
Total direct loans	19,502,174	2,262,658	236,735	22,001,567	16,594,779	685,054	199,173	17,479,006

	2020				2019
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	6,615,423	209,136	—	6,824,559	9,319,421	176,764	—	9,496,185
Standard grade	798,142	400,173	—	1,198,315	1,443,966	311,673	—	1,755,639
Sub-standard grade	135,137	539,175	—	674,312	196,126	362,228	—	558,354
Past due but not impaired	133,187	882,195	—	1,015,382	167,295	443,693	—	610,988
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	1,703,607	1,703,607	—	—	400,401	400,401
Total direct loans	7,681,889	2,030,679	1,703,607	11,416,175	11,126,808	1,294,358	400,401	12,821,567

	2020				2019
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	5,447,111	24,010	—	5,471,121	5,676,737	21,775	—	5,698,512
Standard grade	422,425	145,076	—	567,501	550,656	65,662	—	616,318
Sub-standard grade	217,289	371,910	—	589,199	25,855	190,605	—	216,460
Past due but not impaired	233,595	416,371	—	649,966	225,687	201,506	—	427,193
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	443,480	443,480	—	—	247,962	247,962
Total direct loans	6,320,420	957,367	443,480	7,721,267	6,478,935	479,548	247,962	7,206,445

	2020				2020
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	1,117,476	278,115	—	1,395,591	531,223	19,622	—	550,845
Standard grade	231,451	23,329	—	254,780	74,915	23,690	—	98,605
Sub-standard grade	35,400	124,066	—	159,466	3,839	14,563	—	18,402
Past due but not impaired	4,468	68,476	—	72,944	11,515	23,410	—	34,925
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	60,114	60,114	—	—	47,349	47,349
Total direct loans	1,388,795	493,986	60,114	1,942,895	621,492	81,285	47,349	750,126

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d)	The balances of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:
(d.1)	Direct loans

	2020				2019
Gross carrying amount of direct loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	34,822,014	2,540,245	894,885	38,257,144	30,382,175	2,858,361	814,672	34,055,208
New originated or purchased assets	21,449,051	—	—	21,449,051	18,046,202	—	—	18,046,202
Assets matured or derecognized (excluding write-offs)	(13,398,763)	(484,271)	(68,664)	(13,951,698)	(10,863,470)	(786,157)	(76,716)	(11,726,343)
Transfers to Stage 1	730,043	(728,403)	(1,640)	—	969,214	(967,118)	(2,096)	—
Transfers to Stage 2	(5,701,687)	5,737,777	(36,090)	—	(1,931,859)	1,969,563	(37,704)	—
Transfers to Stage 3	(1,105,357)	(1,232,556)	2,337,913	—	(504,354)	(470,499)	974,853	—
Write-offs	—	—	(925,960)	(925,960)	—	—	(874,068)	(874,068)
Others (*)	(2,833,086)	(146,760)	216,109	(2,763,737)	(1,111,112)	(56,737)	101,042	(1,066,807)
Foreign exchange effect	931,063	58,658	27,383	1,017,104	(164,782)	(7,168)	(5,098)	(177,048)
End of year balances	34,893,278	5,744,690	2,443,936	43,081,904	34,822,014	2,540,245	894,885	38,257,144

	2020				2019
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	461,892	394,773	538,114	1,394,779	394,801	462,749	507,254	1,364,804
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	451,031	—	—	451,031	317,473	—	—	317,473
Assets matured or derecognized (excluding write-offs)	(83,688)	(59,007)	(33,298)	(175,993)	(98,575)	(82,624)	(42,311)	(223,510)
Transfers to Stage 1	75,293	(74,069)	(1,224)	—	126,904	(125,255)	(1,649)	—
Transfers to Stage 2	(464,875)	480,358	(15,483)	—	(139,232)	156,706	(17,474)	—
Transfers to Stage 3	(78,182)	(364,587)	442,769	—	(63,227)	(135,678)	198,905	—
Impact on the expected credit loss for credits that change stage in the year (***)	(97,685)	770,405	1,478,591	2,151,311	(91,914)	148,328	650,594	707,008
Others (**)	(86,483)	(17,357)	54,482	(49,358)	16,327	(28,174)	(16,381)	(28,228)
Total	(284,589)	735,743	1,925,837	2,376,991	67,756	(66,697)	771,684	772,743
Write-offs	—	—	(925,960)	(925,960)	—	—	(874,068)	(874,068)
Recovery of written–off loans	—	—	106,395	106,395	—	—	136,468	136,468
Foreign exchange effect	2,938	14,691	15,017	32,646	(665)	(1,279)	(3,224)	(5,168)
Expected credit loss at the end of year balances	180,241	1,145,207	1,659,403	2,984,851	461,892	394,773	538,114	1,394,779

(*)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (partial amortizations that did not represent a reduction or derecognized of the loan), and (ii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(***)

With the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), the Group decided to apply the expert judgment to perform migrations of clients with higher risk from Stage 1 to Stage 2 and Stage 3, and from Stage 2 to Stage 3. These migrations into higher risk Stages led to incur in a higher provision for expected loss during 2020 compared to the year 2019; see Note 30.1(d.4).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d.1.1)	The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	2020				2019
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	54,693	24,399	67,158	146,250	68,705	27,397	98,111	194,213
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	118,602	—	—	118,602	42,558	—	—	42,558
Assets derecognized or matured (excluding write-offs)	(21,764)	(5,610)	(3,272)	(30,646)	(35,809)	(9,153)	(9,384)	(54,346)
Transfers to Stage 1	2,759	(2,759)	—	—	6,996	(6,996)	—	—
Transfers to Stage 2	(40,813)	40,813	—	—	(13,571)	14,721	(1,150)	—
Transfers to Stage 3	(1,112)	(1,772)	2,884	—	(4,506)	(3,583)	8,089	—
Impact on the expected credit loss for credits that change stage in the year (**)	(4,594)	46,314	22,446	64,166	(2,900)	5,779	26,199	29,078
Others(*)	(39,045)	(14,597)	2,963	(50,679)	(6,239)	(3,599)	(25,290)	(35,128)
Total	14,033	62,389	25,021	101,443	(13,471)	(2,831)	(1,536)	(17,838)
Write-offs	—	—	(27,817)	(27,817)	—	—	(29,800)	(29,800)
Written-off portfolio recoveries	—	—	1,756	1,756	—	—	968	968
Foreign exchange effect	2,546	11,252	2,330	16,128	(541)	(167)	(585)	(1,293)
Expected credit loss at end of year	71,272	98,040	68,448	237,760	54,693	24,399	67,158	146,250

	2020				2019
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	384,989	332,697	340,914	1,058,600	303,953	398,353	284,645	986,951
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	185,014	—	—	185,014	257,150	—	—	257,150
Assets derecognized or matured (excluding write-offs)	(57,327)	(49,644)	(18,275)	(125,246)	(57,268)	(69,819)	(17,238)	(144,325)
Transfers to Stage 1	57,658	(56,434)	(1,224)	—	111,506	(109,857)	(1,649)	—
Transfers to Stage 2	(364,594)	368,484	(3,890)	—	(120,042)	124,906	(4,864)	—
Transfers to Stage 3	(73,702)	(353,230)	426,932	—	(54,960)	(121,246)	176,206	—
Impact on the expected credit loss for credits that change stage in the year (**)	(85,873)	630,793	1,363,177	1,908,097	(81,409)	135,659	553,748	607,998
Others(*)	39,014	26,254	79,720	144,988	26,129	(24,275)	7,613	9,467
Total	(299,810)	566,223	1,846,440	2,112,853	81,106	(64,632)	713,816	730,290
Write-offs	—	—	(868,121)	(868,121)	—	—	(785,863)	(785,863)
Written-off portfolio recoveries	—	—	100,760	100,760	—	—	130,184	130,184
Foreign exchange effect	142	2,682	6,477	9,301	(70)	(1,024)	(1,868)	(2,962)
Expected credit loss at end of year	85,321	901,602	1,426,470	2,413,393	384,989	332,697	340,914	1,058,600

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2020				2019
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	9,418	22,788	89,476	121,682	8,428	20,142	86,040	114,610
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	2,125	—	—	2,125	2,153	—	—	2,153
Assets derecognized or matured (excluding write-offs)	(932)	(1,972)	(10,652)	(13,556)	(1,017)	(1,354)	(12,834)	(15,205)
Transfers to Stage 1	13,011	(13,011)	—	—	6,760	(6,760)	—	—
Transfers to Stage 2	(11,306)	22,819	(11,513)	—	(1,174)	12,634	(11,460)	—
Transfers to Stage 3	(430)	(4,667)	5,097	—	(312)	(3,472)	3,784	—
Impact on the expected credit loss for credits that change stage in the year (**)	(5,902)	34,008	72,212	100,318	(6,185)	2,094	32,211	28,120
Others(*)	4,920	2,066	(32,125)	(25,139)	787	(420)	(2,212)	(1,845)
Total	1,486	39,243	23,019	63,748	1,012	2,722	9,489	13,223
Write-offs	—	—	(4,350)	(4,350)	—	—	(5,427)	(5,427)
Written-off portfolio recoveries	—	—	—	—	—	—	—	—
Foreign exchange effect	219	751	5,934	6,904	(22)	(76)	(626)	(724)
Expected credit loss at end of year	11,123	62,782	114,079	187,984	9,418	22,788	89,476	121,682

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2020				2019
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	12,792	14,889	40,566	68,247	13,715	16,857	38,458	69,030
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	145,290	—	—	145,290	15,612	—	—	15,612
Assets derecognized or matured (excluding write-offs)	(3,665)	(1,781)	(1,099)	(6,545)	(4,481)	(2,298)	(2,855)	(9,634)
Transfers to Stage 1	1,865	(1,865)	—	—	1,642	(1,642)	—	—
Transfers to Stage 2	(48,162)	48,242	(80)	—	(4,445)	4,445	—	—
Transfers to Stage 3	(2,938)	(4,918)	7,856	—	(3,449)	(7,377)	10,826	—
Impact on the expected credit loss for credits that change stage in the year (**)	(1,316)	59,290	20,756	78,730	(1,420)	4,796	38,436	41,812
Others(*)	(91,372)	(31,080)	3,924	(118,528)	(4,350)	120	3,508	(722)
Total	(298)	67,888	31,357	98,947	(891)	(1,956)	49,915	47,068
Write-offs	—	—	(25,672)	(25,672)	—	—	(52,978)	(52,978)
Written-off portfolio recoveries	—	—	3,879	3,879	—	—	5,316	5,316
Foreign exchange effect	31	6	276	313	(32)	(12)	(145)	(189)
Expected credit loss at end of year	12,525	82,783	50,406	145,714	12,792	14,889	40,566	68,247

(*)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**)

With the purpose of reflecting the impact of the uncertainty due to the Covid-19 pandemic, see Note 1(b), the Group decided to apply the expert judgment to perform migrations of clients with higher risk from Stage 1 to Stage 2 and Stage 3, and from Stage 2 to Stage 3. These migrations to higher risk Stages led to incur in a higher provision for expected losses during the year 2020 compared to the year 2019; see Note 30.1(d.4).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d.2)	Indirect loans (substantially, all indirect loans correspond to commercial loans)

	2020				2019
Gross carrying amount of contingent credits, guarantees and stand-by letters, import and export letters of credit	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	3,849,152	222,418	30,407	4,101,977	3,501,536	526,854	43,070	4,071,460
New originated or purchased assets	1,696,200	—	—	1,696,200	1,640,747	—	—	1,640,747
Assets derecognized or matured	(1,246,157)	(52,739)	(1,721)	(1,300,617)	(1,190,801)	(131,505)	(6,646)	(1,328,952)
Transfers to Stage 1	110,554	(110,554)	—	—	257,397	(257,397)	—	—
Transfers to Stage 2	(502,937)	502,937	—	—	(88,515)	88,515	—	—
Transfers to Stage 3	(424)	(749)	1,173	—	(1,186)	(37)	1,223	—
Others (*)	(28,271)	(32,605)	-	(60,876)	(241,031)	457	(7,212)	(247,786)
Foreign exchange effect	164,640	10,404	203	175,247	(28,995)	(4,469)	(28)	(33,492)
End of year balances	4,042,757	539,112	30,062	4,611,931	3,849,152	222,418	30,407	4,101,977

	2020				2019
Changes in the allowance for expected credit losses for contingent credits, guarantees and stand-by letters, import and export letters of credit	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	16,367	4,720	18,607	39,694	19,829	19,753	22,469	62,051
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	5,816	—	—	5,816	6,937	—	—	6,937
Assets derecognized or matured	(2,859)	(640)	(254)	(3,753)	(9,803)	(6,597)	(3,400)	(19,800)
Transfers to Stage 1	1,681	(1,681)	—	—	7,101	(7,101)	—	—
Transfers to Stage 2	(7,493)	7,493	—	—	(2,410)	2,410	—	—
Transfers to Stage 3	(89)	(32)	121	—	(125)	(1)	126	—
Impact on the expected credit loss for credits that change stage in the year (***)	(1,476)	7,578	596	6,698	(2,997)	(1,407)	75	(4,329)
Others(**)	3,085	1,185	3,922	8,192	(1,996)	(2,091)	(653)	(4,740)
Total	(1,335)	13,903	4,385	16,953	(3,293)	(14,787)	(3,852)	(21,932)
Foreign exchange effect	709	322	45	1,076	(169)	(246)	(10)	(425)
Expected credit loss at the end of year balances, Note 10(a)	15,741	18,945	23,037	57,723	16,367	4,720	18,607	39,694

(*)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (partial amortizations that did not represent a reduction or derecognized of the loan), and (ii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(***)

With the purpose of reflecting the impact of the uncertainty due to Covid-19 pandemic, see Note 1(b), the Group decided to apply the expert judgment to perform migrations of clients with higher risk from Stage 1 to Stage 2 and Stage 3, and from Stage 2 to Stage 3. These migrations to higher risk stages led to incur in a higher provision for expected losses during the year 2020 compared to the year 2019; see Note 30.1(d.4).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(e)

In Management’s opinion, the allowance for loan losses recorded as of December 31, 2020 and 2019, has been established in accordance with IFRS 9; and it is sufficient to cover incurred losses on the loan portfolio.

(f)

Interest generated by loans are agreed upon freely considering prevailing market interest rates. It should be noted that as of December 31, 2020, the Congress of the Republic of Peru, approved a law that allows BCRP shall be the entity in charge to determine the maximum and minimum interest rates that can be charged in the Peruvian financial system. However, as of the date of this report, the BCRP has not yet applied the changes to the General Act of the Banking and Insurance System and Organic Act of the SBS, in order to incorporate the change approved by the Peruvian Congress, nor has established maximum and minimum interest rates.

(g)	Interest income from loans classified in Stage 3 is calculated through the effective interest rate adjusted for credit quality at amortized cost.
(h)	The refinanced loans during the 2020 period amounted to approximately S/188,311,000 (S/178,695,000, as of December 31, 2019) which had no significant impact on the consolidated statement of income.

During 2020, the Group has modified the contractual conditions of a determined number of loans as relief for its clients’ liquidity as consequence of the Covid-19 pandemic, for a total of approximately S/12,663,960,000. Said loans are not considered as refinanced loans. As of December 31, 2020, the balances of the rescheduled loans amount to approximately S/10,489,296,000; see further detail in Note 30(d.5).

(i)The table below presents the maturity of direct loan portfolio without including accrued interest, interest to be accrued and interest collected in advance as of December 31, 2020 and 2019:
	2020	2019
	S/(000)	S/(000)
Outstanding
Up to 1 month	3,107,011	3,918,788
From 1 to 3 months	4,197,570	4,791,404
From 3 months to 1 year	9,619,503	8,409,336
From 1 to 5 years	19,720,158	15,189,733
Over 5 years	5,032,477	5,004,715
	41,676,719	37,313,976

Past due and under legal collection loans, see (i.1) -
Up to 4 months	259,557	215,791
Over 4 months	725,715	390,697
Under legal collection	419,913	336,680
	43,081,904	38,257,144

(i.1)	The tables below present past due and under legal collection loans for each classification of the direct loan portfolio:

	2020	2019
	S/(000)	S/(000)
Commercial loans
Up to 4 months	20,051	29,858
Over 4 months	72,162	70,527
Under legal collection	159,586	111,772
	251,799	212,157

Consumer loans
Up to 4 months	159,745	132,774
Over 4 months	520,026	207,333
Under legal collection	73,726	79,139
	753,497	419,246

Mortgage loans
Up to 4 months	42,906	39,409
Over 4 months	124,480	92,899
Under legal collection	146,697	123,463
	314,083	255,771

Small and micro-business loans
Up to 4 months	36,855	13,750
Over 4 months	9,047	19,938
Under legal collection	39,904	22,306
	85,806	55,994

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

See credit risk analysis in Note 30.1

(j)

Part of the loan portfolio is collateralized with guarantees received from clients, which mainly consist of mortgages, trust assignments, financial instruments as well as industrial commercial pledges.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(k)	The following tables present the maturities of direct and indirect loans of Stages 2 and 3 as of December 31, 2020 and 2019, as follows:
-	Stage 2: Loans with maturity longer or shorter than 30 days, regardless the criteria that caused their classification into Stage 2.

-Stage 3: Loans with maturity longer or shorter than 90 days, regardless the criteria that caused their classification into Stage 3.

	2020						2019
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	5,718,511	976,357	—	—	5,718,511	976,357	2,352,993	282,422	—	—	2,352,993	282,422
90 days	—	—	1,136,642	883,880	1,136,642	883,880	—	—	48,378	2,903	48,378	2,903
Maturity longer than:
30 days	565,291	187,795	—	—	565,291	187,795	409,670	117,071	—	—	409,670	117,071
90 days	—	—	1,337,356	798,560	1,337,356	798,560	—	—	876,914	553,818	876,914	553,818
Total	6,283,802	1,164,152	2,473,998	1,682,440	8,757,800	2,846,592	2,762,663	399,493	925,292	556,721	3,687,955	956,214

(k.1)The following tables present the maturities of direct and indirect loans of Stages 2 and 3 as of December 31, 2020 and 2019, for each classification of the loan:

	2020						2019
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Commercial loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	2,769,968	112,532	—	—	2,769,968	112,532	882,447	23,404	—	—	882,447	23,404
90 days	—	—	28,333	1,108	28,333	1,108	—	—	46,260	1,602	46,260	1,602
Maturity longer than:
30 days	31,802	4,453	—	—	31,802	4,453	25,025	5,715	—	—	25,025	5,715
90 days	—	—	238,464	90,377	238,464	90,377	—	—	183,320	84,163	183,320	84,163
Total	2,801,770	116,985	266,797	91,485	3,068,567	208,470	907,472	29,119	229,580	85,765	1,137,052	114,884

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2020						2019
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Consumer loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	1,598,404	735,773	—	—	1,598,404	735,773	1,027,966	230,196	—	—	1,027,966	230,196
90 days	—	—	984,092	822,442	984,092	822,442	—	—	1,711	992	1,711	992
Maturity longer than:
30 days	432,275	165,829	—	—	432,275	165,829	266,392	102,501	—	—	266,392	102,501
90 days	—	—	719,515	604,028	719,515	604,028	—	—	398,690	339,922	398,690	339,922
Total	2,030,679	901,602	1,703,607	1,426,470	3,734,286	2,328,072	1,294,358	332,697	400,401	340,914	1,694,759	673,611

	2020						2019
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Mortgage loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	881,913	55,579	—	—	881,913	55,579	370,018	16,882	—	—	370,018	16,882
90 days	—	—	123,737	59,910	123,737	59,910	—	—	127	50	127	50
Maturity longer than:
30 days	75,454	7,203	—	—	75,454	7,203	109,530	5,906	—	—	109,530	5,906
90 days	—	—	319,743	54,169	319,743	54,169	—	—	247,835	89,426	247,835	89,426
Total	957,367	62,782	443,480	114,079	1,400,847	176,861	479,548	22,788	247,962	89,476	727,510	112,264

	2020						2019
	Stage 2		Stage 3		Total		Stage 2		Stage 3		Total
Small and micro-business loans	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss	Gross amount	Expected loss
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Maturity shorter than:
30 days	468,226	72,473	—	—	468,226	72,473	72,562	11,940	—	—	72,562	11,940
90 days	—	—	480	420	480	420	—	—	280	259	280	259
Maturity longer than:
30 days	25,760	10,310	—	—	25,760	10,310	8,723	2,949	—	—	8,723	2,949
90 days	—	—	59,634	49,986	59,634	49,986	—	—	47,069	40,307	47,069	40,307
Total	493,986	82,783	60,114	50,406	554,100	133,189	81,285	14,889	47,349	40,566	128,634	55,455

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(l)The following tables present the exposure and the expected credit losses by economic sector for direct loans as of December 31, 2020 and 2019:

	2020
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Direct loan
Consumer loans	7,681,889	2,030,679	1,703,607	11,416,175	85,321	901,602	1,426,470	2,413,393	1.1%	44.4%	83.7%	21.1%
Mortgage loans	6,320,420	957,367	443,480	7,721,267	11,123	62,782	114,079	187,984	0.2%	6.6%	25.7%	2.4%
Commerce	4,507,639	713,080	121,161	5,341,880	24,187	88,353	52,798	165,338	0.5%	12.4%	43.6%	3.1%
Manufacturing	3,620,700	454,798	59,896	4,135,394	10,973	24,617	21,186	56,776	0.3%	5.4%	35.4%	1.4%
Professional, scientific and technical activities	3,744,307	251,939	26,744	4,022,990	15,209	12,549	8,741	36,499	0.4%	5.0%	32.7%	0.9%
Communications, storage and transportation	1,374,402	411,371	51,400	1,837,173	6,146	22,008	16,265	44,419	0.4%	5.3%	31.6%	2.4%
Agriculture	1,379,700	103,184	336	1,483,220	1,726	1,781	119	3,626	0.1%	1.7%	35.4%	0.2%
Electricity, gas, water and oil	757,907	314,483	-	1,072,390	1,291	8,944	-	10,235	0.2%	2.8%	0.0%	1.0%
Leaseholds and real estate activities	837,719	98,070	2,258	938,047	13,063	3,318	1,208	17,589	1.6%	3.4%	53.5%	1.9%
Construction and infrastructure	662,430	245,735	28,218	936,383	3,806	4,683	15,394	23,883	0.6%	1.9%	54.6%	2.6%
Others	4,006,165	163,984	6,836	4,176,985	7,396	14,570	3,143	25,109	0.2%	8.9%	46.0%	0.6%
Total direct loans	34,893,278	5,744,690	2,443,936	43,081,904	180,241	1,145,207	1,659,403	2,984,851	0.5%	19.9%	67.9%	6.9%

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2019
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Direct loan
Consumer loans	11,126,808	1,294,358	400,401	12,821,567	384,989	332,697	340,914	1,058,600	3.5%	25.7%	85.1%	8.3%
Mortgage loans	6,478,935	479,548	247,962	7,206,445	9,418	22,788	89,476	121,682	0.1%	4.8%	36.1%	1.7%
Commerce	2,815,225	158,852	101,655	3,075,732	13,386	16,046	47,367	76,799	0.5%	10.1%	46.6%	2.5%
Manufacturing	3,787,288	43,569	38,159	3,869,016	12,550	4,945	14,731	32,226	0.3%	11.3%	38.6%	0.8%
Professional, scientific and technical activities	2,521,614	99,066	22,093	2,642,773	12,011	3,876	7,084	22,971	0.5%	3.9%	32.1%	0.9%
Communications, storage and transportation	1,105,447	93,670	36,309	1,235,426	3,481	6,317	13,802	23,600	0.3%	6.7%	38.0%	1.9%
Agriculture	1,227,416	10,636	394	1,238,446	1,175	263	67	1,505	0.1%	2.5%	17.0%	0.1%
Electricity, gas, water and oil	502,485	191,049	43	693,577	2,320	4,463	40	6,823	0.5%	2.3%	93.0%	1.0%
Leaseholds and real estate activities	806,141	25,017	3,529	834,687	11,922	1,155	1,866	14,943	1.5%	4.6%	52.9%	1.8%
Construction and infrastructure	542,590	108,375	37,890	688,855	4,102	319	20,187	24,608	0.8%	0.3%	53.3%	3.6%
Others	3,908,065	36,105	6,450	3,950,620	6,538	1,904	2,580	11,022	0.2%	5.3%	40.0%	0.3%
Total direct loans	34,822,014	2,540,245	894,885	38,257,144	461,892	394,773	538,114	1,394,779	1.3%	15.5%	60.1%	3.6%

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(m)The following tables present the exposure and the expected credit losses by economic sector for indirect loans as of December 31, 2020 and 2019:

	2020
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Indirect loans
Commerce	189,119	31,163	737	221,019	502	440	283	1225	0.3%	1.4%	38.4%	0.6%
Manufacturing	238,672	7,790	19	246,481	481	87	13	581	0.2%	1.1%	68.4%	0.2%
Professional, scientific and technical activities	891,772	21,881	2,270	915,923	3,656	477	514	4,647	0.4%	2.2%	22.6%	0.5%
Communications, storage and transportation	603,710	143,854	130	747,694	1,004	274	86	1,364	0.2%	0.2%	66.2%	0.2%
Agriculture	20,679	21	—	20,700	72	1	—	73	0.3%	4.8%	—	0.4%
Electricity, gas, water and oil	152,812	7,986	—	160,798	244	62	—	306	0.2%	0.8%	—	0.2%
Leaseholds and real estate activities	81,405	24,098	—	105,503	1,521	358	—	1,879	1.9%	1.5%	—	1.8%
Construction and infrastructure	750,220	194,386	26,788	971,394	6,486	4,837	22,061	33,384	0.9%	2.5%	82.4%	3.4%
Others	1,114,368	107,933	118	1,222,419	1,775	12,409	80	14,264	0.2%	11.5%	67.8%	1.2%
Total indirect loans	4,042,757	539,112	30,062	4,611,931	15,741	18,945	23,037	57,723	0.4%	3.5%	76.6%	1.3%

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2019
	Carrying amount				Expected credit loss				Percentage expected credit loss
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Indirect loans
Commerce	290,604	9,595	501	300,700	290	146	60	496	0.1%	1.5%	12.0%	0.2%
Manufacturing	386,998	3,343	351	390,692	190	51	59	300	0.0%	1.5%	16.8%	0.1%
Professional, scientific and technical activities	724,084	46,642	2,761	773,487	1,294	743	332	2,369	0.2%	1.6%	12.0%	0.3%
Communications, storage and transportation	712,870	1,359	—	714,229	437	42	—	479	0.1%	3.1%	—	0.1%
Agriculture	29,293	409	—	29,702	60	7	—	67	0.2%	1.7%	—	0.2%
Electricity, gas, water and oil	142,618	16	—	142,634	259	—	—	259	0.2%	0.0%	—	0.2%
Leaseholds and real estate activities	103,492	2,376	—	105,868	948	44	—	992	0.9%	1.9%	—	0.9%
Construction and infrastructure	739,845	63,460	26,794	830,099	10,099	2,301	18,156	30,556	1.4%	3.6%	67.8%	3.7%
Others	719,348	95,218	—	814,566	2,790	1,386	—	4,176	0.4%	1.5%	—	0.5%
Total indirect loans	3,849,152	222,418	30,407	4,101,977	16,367	4,720	18,607	39,694	0.4%	2.1%	61.2%	1.0%

The Group decided to apply the expert judgment to perform migrations of clients with higher risk from Stage 1 to Stage 2 and Stage 3, and from Stage 2 to Stage 3 to capture the uncertainty and risks due to the pandemic situation. These migrations to higher risk Stages led to incur in a higher provision for expected losses during the year 2020 compared to the year 2019; see Note 30.1(d.4).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

7.	Investment property
(a)	This caption is made up as follows:

	2020	2019	Acquisition or construction year	Hierarchy level (i)	Valuation methodology (f) 2020/2019
	S/(000)	S/(000)
Land
San Isidro – Lima	241,112	239,152	2009	Level 3	Appraisal
San Martín de Porres – Lima	79,080	72,013	2015	Level 3	Appraisal
Sullana	17,703	16,540	2012	Level 3	Appraisal
Santa Clara – Lima	14,162	12,961	2017	Level 3	Appraisal
Others	9,161	8,727	—	Level 3	Appraisal/Cost
	361,218	349,393
Completed investment property - “Real Plaza” Shopping Malls
Talara	34,982	37,772	2015	Level 3	DCF
	34,982	37,772
Buildings
Orquídeas - San Isidro – Lima (d)	158,825	168,787	2017	Level 3	DCF
Ate Vitarte – Lima	109,980	82,925	2006	Level 3	DCF/Appraisal
Piura (d)	107,992	50,396	2008/2020	Level 3	DCF/Appraisal
Chorrillos – Lima (d)	67,424	71,680	2017	Level 3	DCF
Chimbote (d)	42,805	49,898	2015	Level 3	DCF
Maestro-Huancayo	32,395	34,569	2017	Level 3	DCF
Cusco	31,586	30,774	2017	Level 3	DCF
Pardo y Aliaga – Lima, Note 3.4(n)	21,285	19,963	2008	Level 3	DCF
Panorama – Lima	20,449	21,819	2016	Level 3	DCF
Trujillo	18,111	17,600	2016	Level 3	DCF
Cercado de Lima – Lima	14,697	13,545	2017	Level 3	DCF
Others (e) and note 3.4(n)	22,229	22,975	—	Level 3	DCF
	647,778	584,931

Total	1,043,978	972,096

DCF: Discounted cash flow

(i)	During year 2020 and 2019, there were no transfers between levels of hierarchy, see Note 3.4(y).
(ii)	As of December 31, 2020 and 2019, there are no liens on investment property.
(b)	The net gain on investment properties as of December 31, 2020, 2019 and 2018, consists of the following:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Income from rental of investment property	39,491	48,839	32,878
Gain on valuation of investment property	5,438	54,493	47,765
(Loss) gain on sale of investment property (e)	—	(7,164)	4,655
Total	44,929	96,168	85,298

(c)	The movement of investment property for the years ended December 31, 2020, 2019 and 2018, is as follows:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Beginning of year balances	972,096	986,538	1,118,608
Additions (d)	61,243	60,865	55,795
Sales (e)	—	(129,800)	(226,091)
Valuation gain	5,438	54,493	47,765
Net transfers, Note 3.4(n)	5,201	—	(9,539)
End of year balances	1,043,978	972,096	986,538

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d)	During year 2020, it mainly corresponds to outlays related to the purchase of the "Piura" building, which was purchased from a related entity and in cash.

During year 2019, main additions are outlays related to the construction of the “Chimbote” and “Chorrillos” educational centers.

During year 2018, main additions are outlays related to the construction of the buildings “Orquídeas” (San Isidro) and “Chorrillos” (both located in Lima).

(e)

During 2019, Interseguro sold to related entities, in cash and at market value, two land lots located in Miraflores and Huaral. Likewise, Interseguro sold to third parties, in cash and at market value, an educational center and offices located in San Juan de Lurigancho and San Isidro. For these sales, Interseguro reported a net loss of about S/7,164,000.

In January 2018, Interseguro sold, in cash and at market value, the Real Plaza Pucallpa shopping center, a parcel located in Lurín and a building through a surface rights agreement to related entities. Likewise, in October 2018, Interseguro sold, in cash and at market value, a parcel located in Arequipa to a related entity. For these sales, Interseguro recorded net profits amounting to S/4,655,000.

(f)	Fair value measurement – Investment property and investment property under construction

Valuation techniques -

The discounted cash flow (“DCF”) method is used for completed shopping malls, buildings and investment property built on land leases and own lands.

This method involves the projection of a series of periodic cash flows at present value through a discount rate. The periodic calculation of the cash flows is normally determined as rental income net of operating expenses. The series of periodic net operating income, together with an estimation of the terminal value (which uses the traditional valuation method) at the end of the projection period, is discounted at present value. The sum of the net current values is equal to the investment property’s fair value.

The fair value of land is determined based on the value assigned by an external appraiser. The external appraiser uses the market comparable method, under this method a property’s fair value is estimated based on comparable transactions. The unit of comparison applied by the Group is the price per square meter. Following are the minimum ranges, maximum ranges and the average price for the land, before any adjustment:

	Minimum range	Maximum range	Average
	US$ per m2	US$ per m2	US$ per m2
San Isidro – Lima	2,799	8,000	5,855
San Martin de Porres – Lima	1,332	1,611	1,540
Piura	1,000	1,200	1,100
Ate Vitarte - Lima	800	2,057	899
Others minor	230	313	257

Main assumptions

Below is a brief description of the assumptions considered in the determination of cash flows as of December 31, 2020 and 2019:

-	ERV (Estimated Rental Value) -

Corresponds to the Estimated Rental Value, that is, the rent under to which the space could be rent under the market conditions prevailing at the valuation date.

-	Long-term inflation -

It is the increase of the general level of prices expected in Peru for the long term.

-	Long-term occupancy rate -

It is the expected occupancy level of lessees in the leased properties.

-	Average growth rate of rental income -

It is the rate that expresses the rental income growth and includes growth factors of the industry, inflation rates, stable exchange rate, per capita income and increasing expenses.

-	Average Net Operating Income (NOI) margin -

It is projected from the rental income from leasable areas, by property and marketing income, minus costs related to administration fees, other administrative expenses, insurance, taxes and other expenses.

-	Discount rate -

It reflects the current market risk and the uncertainty associated to obtaining cash flows.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The main assumptions used in the valuation and estimation of the market value of investment property are detailed below:

	US$ / Percentage
	2020	2019
Average ERV	US$82.3	US$88.7
Long-term inflation	2.2%	2.6%
Long-term occupancy rate	98.7%	99.3%
Average growth rate of rental income	2.4%	2.6%
Average NOI margin	92.0%	93.8%
Discount rate	8.7%	8.7%

Sensitivity analysis -

The sensitivity analysis on the valuation of investment property, against changes in factors deemed relevant by Management, is presented below:

		2020	2019
		S/(000)	S/(000)
Average growth rate of rental income (basis) -
Increase	+0.25%	15,735	16,045
Decrease	-0.25%	(15,154)	(15,306)
Long-term inflation (basis) -
Increase	+0.25%	18,529	15,132
Decrease	-0.25%	(17,125)	(13,906)
Discount rate (basis) -
Increase	+0.5%	(44,597)	(43,733)
Decrease	-0.5%	52,029	51,703

Likewise, a significant increase (decrease) in the price per square meter of the land lots could result in a significantly higher (lower) fair value measurement.

(g)	Below are the nominal amounts of the future minimum fixed rental income of the Group’s investment property (operating leases):

	2020	2019
Year	S/(000)	S/(000)
Within 1 year	38,264	40,920
After 1 year but not more than 5 years	175,967	149,263
Over 5 years	840,000	689,715
Total	1,054,231	879,898

The minimum rental income is computed considering a period between 20 and 25 years.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

8.	Property, furniture and equipment, net
(a)	The movement of property, furniture and equipment and depreciation for the years ended December 31, 2020, 2019 and 2018, is as follows:

						Right-of-use-assets
Description	Land	Buildings, facilities and leasehold improvements	Furniture and equipment	Vehicles	In-transit equipment and work-in- progress	Land	Buildings and facilities	Furniture and equipment	Total 2020	Total 2019	Total 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance as of January 1	188,093	539,306	614,317	1,559	48,485	66,146	340,268	2,292	1,800,466	1,352,599	1,313,554
Effect for adoption of IFRS 16, note 3.2	—	—	—	—	—	—	—	—	—	341,746	—
Additions	—	9,246	22,247	—	20,878	3,135	19,935	—	75,441	135,145	72,709
Transfers	—	17,434	22,032	—	(39,466)	—	—	—	—	—	—
Transfer (to) from investment property, Note 3.4(n)	(1,193)	(2,669)	(320)	—	—	—	—	—	(4,182)	—	2,251
Disposals, write-offs and others (d)	(1,683)	(15,303)	(16,567)	(295)	(1,710)	—	(54,402)	—	(89,960)	(29,024)	(35,915)
Balance as of December 31	185,217	548,014	641,709	1,264	28,187	69,281	305,801	2,292	1,781,765	1,800,466	1,352,599
Depreciation
Balance as of January 1	—	(299,393)	(475,359)	(1,031)	—	(2,235)	(71,028)	(477)	(849,523)	(730,074)	(700,915)
Depreciation of the year	—	(20,943)	(50,669)	(124)	—	(2,172)	(63,070)	(573)	(137,551)	(147,051)	(71,244)
Transfers	—	199	(199)	—	—	—	—	—	—	—	—
Transfer to (from) investment property, Note 3.4(n)	—	308	52	—	—	—	—	—	360	—	7,288
Disposals, write-offs and others (d)	—	14,865	15,835	293	—	—	18,384	—	49,376	27,602	34,797
Balance as of December 31	—	(304,965)	(510,341)	(862)	—	(4,407)	(115,714)	(1,050)	(937,338)	(849,523)	(730,074)

Net book value	185,217	243,050	131,369	402	28,187	64,874	190,087	1,242	844,427	950,943	622,525
(b)	Financial entities in Peru are prohibited from pledging their fixed assets.
(c)

Management periodically reviews the residual values, useful life and the depreciation method to ensure they are consistent with the economic benefits and life expectation of property, furniture and equipment. In Management’s opinion, there is no evidence of impairment in property, furniture and equipment as of December 31, 2020, 2019 and 2018.

(d)

During the years 2020 and 2019, correspond mainly to assets fully depreciated and written-off, except for righ-of-use assets. Right-of-use write-offs are related to the early termination of lease agreements due to the closing of offices and lower number of ATMs (which were located inside facilities whose operations were interrupted by the Covid-19 pandemic, see Note 1(b)). In that sense, the Group has derecognized the cost for right-of-use and the cumulative depreciation of the assets related to early terminated agreements; in the same way, the Group has derecognized the future installments of said obligations, which were recorded as financial lease liabilities; see (e) below. The early termination of these agreements has not had impacts on the Group’s results.

(e)	The following table shows the book values of lease liabilities (included in the caption “Other accounts payable, provisions and other liabilties”); see Note 10(a) and the movement of the year:

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2020	2019
	S/(000)	S/(000)
As of January 1, 2019 – effect of IFRS 16 adoption	341,836	341,746
Additions	19,935	66,960
Interest expenses, Note 19(a)	15,288	16,568
Disposals (*)	(37,766)	—
Exchange differences	5,070	—
Payments	(74,608)	(83,438)
As of December 31	269,755	341,836

(*) These disposals are related to the early termination of lease agreements; see (d) above.

As of December 31, 2020 and 2019, the amortization schedule of these abligations is as follows:

	2020	2019
	S/(000)	S/(000)
2020	—	60,812
2021	50,771	55,212
2022 onwards	218,984	225,812
Total	269,755	341,836

The following table shows the amounts recognized in the consolidated statement of income:

	2020	2019
	S/(000)	S/(000)
Depreciation expenses of right-of-use assets	65,815	73,740
Interest expenses of lease liabilities, Note 19(a)	15,288	16,568
Expenses related to short term and low value assets leases (included in administrative expenses, see Note 25 (c))	6,781	5,072
Total amount recognized in the consolidated statement of income	87,884	95,380

During the year 2020, the Group had cash outflows for leases for approximately S/89,162,000, out of which

S/74,608,000 correspond to financial lease installments recorded according to IFRS 16 “Leases”, see letter (e) above, and S/14,554,000 correspond to financial lease installments recorded according to IAS 17 “Leases” (as of December 31, 2019, cash outflows for S/117,643,000, related to leases according to IFRS 16 for S/83,438,000 and financial leases according to IAS 17 for S/34,025,000).

9.	Intangible assets and goodwill, net
(a)	Intangible assets

The movement of intangible assets and amortization for the years ended December 31, 2020, 2019 and 2018, is as follows:

	2020						2019	2018
Description	Software	In-transit- software	Present value of acquired in-force business (PVIF)	Other intangible assets	Goodwill (b)	Total	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance as of January 1	821,097	131,704	137,900	32,602	430,646	1,553,949	1,414,612	1,288,206
Additions and transfers	77,429	69,740	-	48,887	-	196,056	142,539	127,928
Disposals and write-offs	(281)	(1,499)	-	(3)	-	(1,783)	(3,202)	(1,522)
Balance as of December 31	898,245	199,945	137,900	81,486	430,646	1,748,222	1,553,949	1,414,612
Amortization
Balance as of January 1	(529,045)	-	(29,878)	(15,764)	-	(574,687)	(460,066)	(366,612)
Amortization of the year	(110,426)	-	(13,790)	(6,983)	-	(131,199)	(114,964)	(93,454)
Disposals and write-offs	249	-	-	-	-	249	343	-
Balance as of December 31	(639,222)	-	(43,668)	(22,747)	-	(705,637)	(574,687)	(460,066)
Net book value	259,023	199,945	94,232	58,739	430,646	1,042,585	979,262	954,546

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Management assesses periodically the amortization method used with the purpose of ensuring that it is consistent with the economic benefit of the intangible assets. In Management’s opinion, there is no evidence of impairment in the Group’s intangible assets as of December 31, 2020, 2019 and 2018.

(b)	Goodwill

In 2017, IFS acquired 99.39 percent of Seguros Sura’s capital stock and 99.42 percent of Hipotecaria Sura’s capital stock. In March 2018, Interseguro merged with Seguro Sura, using the method of absorption, originating the transfer of all the assets and liabilities of Seguros Sura to the absorbing company and extinguishing without having to liquidate.

The goodwill resulting from the purchase of Seguros Sura and Hipotecaria Sura represents the future synergies that are expected to arise from the combination of operations, distribution channels, workforce and other efficiencies not included in the intangible assets of the present value of acquired in-force business.

The goodwill recorded by the Group has been allocated to the CGU (cash generated unit) comprised of the merged entity.

The recoverable amount for the CGU was determined based on the income approach, specifically the dividend discount model.
As of December 31, 2020 and 2019, the key assumptions used for the calculation of fair value are:

-Perpetuity growth rate: 4.5%.

-Discount rate: 12.5% (2020) and 12.0% (2019)

10-year cash flows and a perpetuity estimates were included in the dividend discount model. The estimated growth rates are based on the historical performance and the expectations of Management over the development of the market. Long-term perpetuity growth rate was determined based on reports from the sector.

The discount rate represents the assessment of the CGU specific risks. The discount rate was established considering the Company’s capital structure, the cost of capital coming from the benefits that the Group’s investors expect to obtain, from the specific risk incorporated by applying comparable individual beta factors adapted to the CGU’s debt structure and from the country and market specific risk premiums for the CGU. Beta factors are assessed on an annual basis using available market information.

The key assumptions described above can change if the market conditions and the economy change. As of December 31, 2020 and 2019, the Group estimates that the reasonableness of possible changes in these assumptions would not make the recoverable amount of the CGU decrease to an amount lower than its book value.

As detailed in Note 2(g), as of December 31, 2019, Hipotecaria Sura has been extinguished; due to this, the decrease in its corresponding goodwill was recorded for an amount of S/2,233,000 in “Other expenses” of the consolidated statement of income; see Note 21.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

10.	Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities
(a)	These captions are comprised of the following:

	2020	2019
	S/(000)	S/(000)
Other accounts receivable and other assets
Financial instruments
Accounts receivable related to derivative financial instruments (b)	395,249	220,776
Other accounts receivable, net	357,783	393,254
Accounts receivable from sale of investments (c)	111,237	74,373
Operations in process (d)	93,933	45,613
Assets for technical reserves for claims and premiums by reinsurers	59,235	77,430
Others	35,952	39,760
	1,053,389	851,206
Non-financial instruments
Income Tax paid to recover	149,356	25,270
Investments in associates	70,344	72,301
Deferred charges	52,939	63,377
Realizable assets, received as payment and seized through legal actions	23,224	22,446
Prepaid rights to related entity, Note 27(f)	3,400	6,628
Others	2,377	10,644
	301,640	200,666
Total	1,355,029	1,051,872

Accounts payable, provisions and other liabilities
Financial instruments
Contract liability with investment component, Note 3.4(d)	505,177	377,721
Other accounts payable	421,364	436,331
Accounts payable related to derivative financial instruments (b)	271,326	222,305
Lease liabilities, Note 8(e)	269,755	341,836
Accounts payable for acquisitions of investments (c)	185,432	75,820
Operations in process (d)	175,194	132,982
Workers’ profit sharing and salaries payable	110,640	134,710
Allowance for indirect loan losses, Note 6(d.2)	57,723	39,694
Accounts payable to reinsurers and coinsurers	7,176	7,328
	2,003,787	1,768,727
Non-financial instruments
Provision for other contingencies	48,711	50,931
Deferred income	46,976	55,348
Taxes payable	38,853	76,423
Others	7,825	8,798
	142,365	191,500
Total	2,146,152	1,960,227

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(b)

The following table presents, as of December 31, 2020 and 2019, the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts. The notional gross amount is the nominal amount of the derivative’s underlying asset and it is the base over which changes in the fair value of derivatives are measured; see Note 18(a):

	Note	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
		S/(000)	S/(000)	S/(000)	S/(000)
2020
Derivatives held for trading (*) -
Forward exchange contracts		23,512	13,935	3,661,038	-	Between January 2021 and December 2022	-	-
Interest rate swaps		140,906	139,531	4,382,535	-	Between May 2021 and June 2036	-	-
Currency swaps		69,007	50,192	2,520,758	-	Between April 2021 and April 2028	-	-
Cross currency swaps		-	67,523	213,125	-	January 2023	-	-
Options		-	145	22,700	-	Between January 2021 and June 2021	-	-
		233,425	271,326	10,800,156	-
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	13(g)	126,839	-	1,596,861	(10,768)	January 2023	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	13(i)	34,985	-	543,150	(5,904)	October 2027	Senior bonds	Bonds, notes and obligations outstanding
Interest rate swaps (IRS) (**)	12(h)	-	-	-	964
Interest rate swaps (IRS) (**)	12(i)	-	-	-	677
Interest rate swaps (IRS) (**)	12(j)	-	-	-	681
		161,824	-	2,140,011	(14,350)
		395,249	271,326	12,940,167	(14,350)

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	Note	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
		S/(000)	S/(000)	S/(000)	S/(000)
2019
Derivatives held for trading (*)
Forward exchange contracts		95,961	45,276	9,289,914	-	Between January 2020 and January 2021	-	-
Interest rate swaps		81,517	75,071	4,238,143	-	Between November 2020 and December 2029	-	-
Currency swaps		30,438	36,428	1,727,922	-	Between January 2020 and September 2026	-	-
Cross currency swaps		-	50,523	195,056	-	January 2023	-	-
Options		33	126	22,154	-	Between January 2020 and December 2020	-	-
		207,949	207,424	15,473,189	-
Derivatives held as hedges Cash flow hedges:
Cross currency swaps (CCS)	13(g)	12,827	8,225	1,461,474	(31,211)	January 2023	Corporate bonds	Bonds, notes and other obligations
Cross currency swaps (CCS)	13(i)	-	2,821	497,100	(19,694)	October 2027	Senior bonds	Bonds, notes and other obligations
Interest rate swaps (IRS)	12(h)	-	1,670	132,560	(285)	November 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	12(i)	-	1,080	82,850	(289)	December 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	12(j)	-	1,085	82,850	(287)	December 2020	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)		-	-	-	1,097	-	-	-
		12,827	14,881	2,256,834	(50,669)
		220,776	222,305	17,730,023	(50,669)
(*)

As of December 31, 2020, 2019 and 2018, the Group recognized losses for S/39,207,000, gains for S/62,183,000 and losses for S/13,124,000, respectively, for valuation of derivative financial instruments held for trading, which were recorded in the caption “Net gain from financial assets at fair value through profit or loss” in the consolidated statement of income.

(**)	As of December 31, 2020, it corresponded to derivative financial instruments whose hedge items were cancelled in 2020.

(i)	As of December 31, 2020 and 2019, certain derivative financial instruments required the establishment of collateral deposits; see Note 4(d).
(ii)

For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness in 2020 and 2019. During the year 2019, two hedges were discontinued for a total nominal value of US$20,000,000 because of the early redemption of the senior bonds denominated “5.750% Senior Notes due 2020”; see Nota 13(f). During 2020, there were no discontinued hedges accounting.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(iii)

Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

(iv)

The future effect of current cash flow hedges on the consolidated statement of income, net of the deferred Income Tax, which will be included in the caption “Net gain of financial assets at fair value through profit or loss” when realized, is presented below:

	As of December 31, 2020				As of December 31, 2019
	Up to 1 year	From 1 to 3 years	Over 3 years	Expected effect	Up to 1 year	From 1 to 3 years	Over 3 years	Expected effect
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income – Income (expense)	(1,123)	(15,653)	(20,332)	(37,108)	(2,891)	(492)	(19,375)	(22,758)

The transfer of net unrealized losses on cash flow hedges to the consolidated statement of income is presented in Note 16(d) and (e).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(v)	The gain (loss) for cash flow hedges reclassified to the consolidated statement of income for the year ended as of December 31, 2020 and 2019, is as follows:

	2020	2019
	S/(000)	S/(000)
Interest expenses from cash flow hedges	(80,954)	(85,431)
Interest income from cash flow hedges	56,208	61,338
Expenses for exchange differences from cash flow hedges	(53,058)	(167,780)
Income for exchange differences from cash flow hedges	234,195	137,508
	156,391	(54,365)

These amounts offset the effects of interest rate risk and exchange rate risk of the hedged item.

The following table shows hedging instruments that the Group uses in its cash flow hedges due to maturities:

As of December 31, 2020	3 to 12 months	1 to 5 years	Over 5 years	Total

Cross currency swaps (CCS)
Notional	-	1,596,861	543,150	2,140,011
Average interest rate in US Dollars	-	3.38%	-	-
Average interest rate in Soles	-	4.87%	1.88%	-
Average exchange rate Soles / US Dollars	-	3.26	3.24	-

As of December 31, 2019	3 to 12 months	1 to 5 years	Over 5 years	Total

Cross currency swaps (CCS)
Notional	-	1,461,474	497,100	1,958,574
Average interest rate in US Dollars	-	3.38%	-	-
Average interest rate in Soles	-	4.87%	1.88%	-
Average exchange rate Soles / US Dollars	-	3.26	3.24	-

Interest rate swaps (IRS)
Notional	298,260	-	-	298,260
Average interest rate in US Dollars	3.96%	-	-	-

(vi)

The following table shows the nominal value and the weighted average maturity of derivative and non-derivative financial instruments that are subject to the reform of the reference interest rate; see Note 3.4(ag):

	Derivative Nominal value S/(000)	Average term (in years)	Derivative Nominal value S/(000)	Average term (in years)
Position purchased (Libor is paid)
Interest rate swaps
3-month Libor	1,430,620	6.5	1,586,448	7.8
6-month Libor	315,045	9.4	314,073	10.3
	1,745,665		1,900,521
Cross currency swaps
6-month Libor	289,680	2.6	199,840	3.7
Total	2,035,345		2,100,361
Position sold (Libor is received)
Interest rate swaps
3-month Libor	1,628,689	7.1	1,497,632	8.5
6-month Libor	593,862	3.2	297,503	5.9
	2,222,551		1,795,135
Cross currency swaps
6-month Libor	586,602	2.5	231,980	3.6
Total	2,809,153		2,027,115

As of December 31, 2020, the Group does not present derivative financial instruments classified as hedge accounting that are subject to the interest rate benchmark reform; see Note 3.4(ag).

(c)

As of December 31, 2020 and 2019, corresponds to accounts receivable and payable for the sale and purchase of financial investments negotiated during the last days of the month, which were settled during the first days of the following month. As of said dates, the balance corresponds mainly to the purchase and sale of Sovereign Bonds issued by the Peruvian Government.

(d)

Operations in process include transactions made during the last days of the month and other types of similar transactions that are reclassified to their corresponding accounting accounts in the following month. These transactions do not affect the consolidated statement of income.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

11.	Deposits and obligations
(a)	This caption is made up as follows:

	2020	2019
	S/(000)	S/(000)
Saving deposits	17,852,282	11,384,876
Demand deposits	13,832,262	11,716,035
Time deposits(e)	13,534,993	13,053,033
Compensation for service time (c)	1,923,698	1,933,052
Other obligations	6,040	6,228
Total	47,149,275	38,093,224

(b)	Interest rates applied to deposits and obligations are determined based on the market interest rates.

(c)

On March 27, 2020, the Peruvian government issued the Emergency Decree No. 033-2020, according to which, clients could  withdraw up until S/2,400 of their compensation for service time accounts. As of December 31, 2020, approximately 56,000 clients have withdrawn an amount of S/85,493,000.

(d)	As of December 31, 2020 and 2019, approximately S/14,020,602,000 and S/10,725,904,000, respectively, of deposits and obligations are covered by the Peruvian Deposit Insurance Fund.
(e)	The table below presents the balance of time deposits classified by maturity as of December 31, 2020 and 2019:

	2020	2019
	S/(000)	S/(000)
Up to 1 month	6,983,091	4,698,615
From 1 to 3 months	2,208,207	2,171,194
From 3 months to 1 year	3,531,496	5,235,906
From 1 to 5 years	539,586	812,719
Over 5 years	272,613	134,599
Total	13,534,993	13,053,033

12.	Due to banks and correspondents
(a)	This caption is comprised of the following:

	2020	2019
	S/(000)	S/(000)
By type -
BCRP (b)	7,736,322	1,897,568
Promotional credit lines (c)	1,453,397	1,422,067
Loans received from foreign entities (d)	427,278	613,090
Loans received from Peruvian entities	1,117	2,049
	9,618,114	3,934,774
Interest and commissions payable	42,763	44,863
	9,660,877	3,979,637
By term -
Short term	1,769,403	2,666,530
Long term	7,891,474	1,313,107
Total	9,660,877	3,979,637

(b)

As part of the exceptional measures implemented to mitigate the financial and economic impact generated by the Covid-19 pandemic, see Note 1(b), the BCRP issued a series of regulations related to the loans repurchase agreements. In this sense, during 2020, Interbank took part in the public auction of funds of the BCRP within the framework “Reactiva Peru” program , Note 1(b).

As of December 31, 2020, include operations of loan reports represented by securities according to which Interbank received a debit in local currency for approximately S/5,887,938,000, and gives to commercial and micro and small business loans as guarantee; see Note 6(a). As of December 31, 2020, these obligations have maturities between May 2023 and December 2023, and accrue interest at effective rates between 0.50 percent and 0.51 percent. These operations accrued interest payable for approximately S/14,602,000.

Likewise, as of December 31, 2020 and 2019, corresponds to currency repurchase operations according to which Interbank receives Soles for approximately S/520,000,000 and S/1,205,200,000, respectively, and delivers US Dollars to the BCRP (for an amount equivalent to the one received). The US Dollars delivered are recorded as restricted funds; see Note 4(d). As of December 31, 2020, these obligations have maturities between March 2021 and March 2022 and bear an effective interest rate between 2.74

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

and 3.46 percent; these operations generated interest payable for approximately S/12,656,000 (with maturities between March and July 2020, and bear and effective interest rate between 1.19 and 1.75 percent; these operations generated interest payable for approximately S/12,719,000, as of December 31, 2019).

Additionally, as of December 31, 2020, it includes repurchase agreements whereby Interbank receives Soles for approximately S/1,328,384,000 and delivers securities of its investment portfolio as guarantees. In relation to said operations, Interbank delivered Peruvian Sovereign Bonds as guarantee, which are recorded as investments at fair value through other comprehensive income and investments at amortized cost; see Note 5(b) and (d), respectively. These operations have a maturity between March 2021 and July 2024 and bear interest at effective interest rates between 0.50 percent and 2.92 percent. These operations bear interest payable for approximately S/12,197,000 (as of December 31, 2019, Interbank received Soles for approximately S/692,368,000, and gave as guarantee Peruvian Sovereign Bonds, which are recorded as investments at amortized cost, see Note 5(d), with maturities between April and July 2020, and bear interest at effective interest rates between 3.03 percent and 4.72 percent, and bear interest payable for approximately S/26,731,000).

(c)

Promotional credit lines are loans in Soles and US Dollars from the Corporación Financiera de Desarrollo (“COFIDE”) and Fondo Mivivienda (“FMV”) whose purpose is to promote development in Peru. These liabilities are guaranteed by a loan portfolio up to the amount of the line and include specific agreements on the use of funds, the financial conditions to be met and other management issues. In Management’s opinion, Interbank is meeting these requirements.

As of December 31, 2020, COFIDE’s loans accrued, in local currency, an effective annual interest rate that fluctuated between 7.55 percent and 7.67 percent, and maturities between January 2027 and in foreign currency fluctuated between 5.99 and 8.39 percent, and maturities between October 2029 and October 2034 (as of December 31, 2019, they accrued, in local currency, an effective annual interest rate that fluctuated between 7.55 percent and 10.00 percent, and maturities between January 2027 and November 2031, and in foreign currency fluctuated between 6.70 percent and 8.56 percent, and maturities between April 2028 and October 2034).

As of December 31, 2020, FMV’s loans accrued, in local currency, an effective annual interest rate that fluctuated between 5.00 percent and 8.30 percent, and maturities between January 2021 and December 2045 and in foreign currency, 7.75 percent, and maturities between January 2021 and November 2028 (as of December 31, 2019, they accrued, in local currency, an effective annual interest rate between 5.00 and 8.30 percent, and maturities between January 2020 and December 2039, and in foreign currency, 7.75 percent and maturities between January 2020 and November 2028).

(d)	As of December 31, 2020 and 2019, corresponds to the following funding in foreign currency:

Entity	Country	Final maturity	2020	2019
			S/(000)	S/(000)
Credit Suisse First Boston (e)	Switzerland	2021 / 2020	217,260	238,608
Development Bank of Latin America - CAF (f)	Supranational	2022	126,735	-
Bank J. Safra Sarasin (g)	Switzerland	2021 / 2020	83,283	76,222
Corporación Andina de Fomento (h)	Supranacional	2020	-	132,560
Wells Fargo Bank & Co. (i)	United States of America	2020	-	82,850
Citibank N.A. (j)	United States of America	2020	-	82,850
			427,278	613,090

As of December 31, 2020, the operations with foreign entities accrue interests at effective annual rates between 0.69 and 2.87 percent (effective annual rates between 2.29 percent to 3.68 percent during 2019).

(e)

As of December 31, 2020, it corresponds to a loan received by Inteligo Bank in December 2020 for US$60,000,000, which accrues interest at an effective annual rate of 0.69 percent, guaranteed by corporate bonds. As of December 31, 2019, corresponded to a loan received by Inteligo Bank in December 2019 for US$72,000,000, which accrued interest at an effective annual rate of 2.29 percent and it was guaranteed by corporate bonds. See Note 5(b).

(f)	As of December 31, 2020, it corresponds to a loan received in March 2020 for US$35,000,000, which accrues interest at a 6-month Libor rate plus 1.40 percent.
(g)

As of December 31, 2020, it corresponds to a loan received by Inteligo Bank in December 2020 for US$23,000,000, which accrues interest at an effective annual rate of 0.85 percent, which is guaranteed by corporate bonds. As of December 31, 2019, it corresponded to a loan received by Inteligo Bank in December 2019 for US$23,000,000, which accrued interest at an effective annual rate of 2.44 percent and it was guaranteed by corporate bonds. See Note 5(b).

(h)

As of December 31, 2019, it corresponded to a loan received by Interbank in October 2018 for US$40,000,000, which accrued interests at a 6-month Libor rate plus 0.85 percent. Regarding this loan, in November 2018, Interbank signed an interest rate swap for US$40,000,000, which was designated as cash flow hedge, see Note 10(b); through this operation, the loan was economically converted at a fixed rate of 4.00 percent.

(i)

It corresponded to a loan received by Interbank in November 2018 for US$25,000,000, which accrued interest at a 3-month Libor rate plus 0.90 percent and expired in December 2020. Regarding this loan, in December 2018, Interbank signed an interest rate

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

swap, which was designated as cash flow hedge, see Note 10(b); through this operation, the loan was converted economically at a fixed rate of 3.93 percent.
(j)

It corresponded to a loan received by Interbank in November 2018 for US$25,000,000, which accrued interest at a 3-month Libor rate plus 0.90 percent and expired in December 2020. Regarding this loan, in December 2018, Interbank signed an interest rate swap, which was designated as cash flow hedge, see Note 10(b); through this operation, this loan was converted economically at a fixed rate of 3.93 percent.

(k)

Some of the loans agreements received include standard clauses regarding the compliance of financial ratios, disposal of assets and transactions among companies under certain conditions, the use of funds and other management matters.

As of December 31, 2019, the Group mainly maintained the following obligations:

(i)	Periodic presentation of annually audited financial statements and quarterly unaudited financial statements (both in Spanish and English).

(ii)Maintain a minimum global capital ratio.

(iii)Maintain a minimum coverage margin of non-performing loan portfolio.

(iv)Maintain a maximum past due loans rate.

In the opinion of Group Management and its legal advisers, all covenants have been met by the Group regarding its due to banks and correspondents as of December 31, 2019.

As of December 31, 2020, the Group is not subjected to any clause for the compliance of financial ratios because the obligations with foreign entities matured during the year 2020,
(l)	As of December 31, 2020 and 2019, maturities are the following:

Year	2020	2019
	S/(000)	S/(000)
2020	-	2,666,530
2021	1,769,403	108,772
2022	616,029	106,077
2023 onwards	7,275,445	1,098,258
Total	9,660,877	3,979,637

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

13.	Bonds, notes and other obligations
(a)	This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	2020	2019
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – first program (b)
Third (A series)	Interbank	3.5% + VAC (*)	Semi-annually	2023	S/110,000	91,000	91,000
Eighth (A series)	Interbank	6.91%	Semi-annually	2022	S/137,900	137,900	136,908
						228,900	227,908
Subordinated bonds – second program (b)
Second (A series)	Interbank	5.81%	Semi-annually	2023	S/ 150,000	149,881	149,827
Third (A series)	Interbank	7.50%	Semi-annually	2023	US$50,000	180,819	165,426
						330,700	315,253
Subordinated bonds – third program (b)
Third - single series (c)	Interseguro	4.84%	Semi-annually	2030	US$25,000	90,525	-
First - single series	Interseguro	6.00%	Semi-annually	2029	US$20,000	72,420	66,280
Second - single series	Interseguro	4.34%	Semi-annually	2029	US$20,000	72,420	66,280
						235,365	132,560
Corporate bonds – second program
Fifth (A serie)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/ 150,000	150,000	150,000

Negotiable certificates of deposits – first program
First (A serie)	Interbank	4.28%	Annually	2020	S/ 150,000	-	148,603
Total local issuances						944,965	974,324
International issuances
Subordinated bonds (d)	Interbank	4.000%	Semi-annually	2030	US$300,000	1,078,493	-
Corporate bonds (e)	Interbank	5.000%	Semi-annually	2026	S/312,000	311,282	311,185
Corporate bonds (f)	Interbank	3.250%	Semi-annually	2026	US$400,000	1,436,818	1,313,259
Corporate bonds (g)	Interbank	3.375%	Semi-annually	2023	US$484,895	1,714,707	1,549,877
Subordinated bonds (h)	Interbank	6.625%	Semi-annually	2029	US$300,000	1,082,915	990,216
Senior bonds (i)	IFS	4.125%	Semi-annually	2027	US$300,000	1,065,482	969,794
Junior subordinated notes (j)	Interbank	8.500%	Semi-annually	2070	US$200,000	—	660,992
Total international issuances						6,689,697	5,795,323
Total local and international issuances						7,634,662	6,769,647
Interest payable						144,089	120,643
Total						7,778,751	6,890,290

(*)	The Spanish term “Valor de actualización constante“ is referred to amounts in Soles indexed by inflation.
(b)	Subordinated bonds do not have specific guarantees and in accordance with SBS rules, qualify as second level equity (Tier 2) in the determination of the effective equity; see Note 16(f).
(c)

On September 30, 2020, Interseguro issued subordinated bonds denominated “Third Issuance of the Third Program of Subordinated Bonds Interseguro (Single Series)” for the amount of US$25,000,000, recorded in Section “Transferable Securities and Issuance Programs” of the Public Registry of the Stock Market, under the Third Program of Subordinated Bonds of Interseguro.

(d)

On June 30, 2020, Interbank placed subordinated bonds called “4.00% Subordinated Notes due 2030” for an amount of US$300,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1933 of the United States of America. The issuance date of these bonds was July 8, 2020.

This issuance is redeemable, from July 8, 2025, prior authorization by the SBS, having to pay a redemption price of 100 percent of the issued subordinated bonds. From that date onwards, in case the Bank does not perform the early redemption, the interest rate will increase by 371.1 basis points. After July 8, 2025, prior authorization by the SBS, Interbank will be able to redeem the entirety of the bonds, having to pay a redemption price of 100 percent of the issued subordinated bonds plus the present value of each scheduled coupon payment, discounted at the redemption date.

(e)

On September 24, 2019, Interbank placed corporate bonds denominated “5.00% Senior Notes due 2026” for S/312,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1993 of the United States of America. These bonds were issued on October 1, 2019.

(f)

On September 25, 2019, Interbank placed corporate bonds denominated “3.05% Note due 2026” for US$400,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1993 of the United States of America. These bonds were issued on October 4, 2019.

As part of said program, on September 19, 2019, Interbank announced of a buyback offering in cash of the senior bonds denominated “5.750% Senior Notes Due 2020” issued by the Panama Branch; however, until October 2, 2019, only approximately 37.52 percent of the holders had accepted the buyback offering in cash.

In this sense, for the remaining bondholders that did not accept the buyback offering, Interbank communicated them its decision to exercise the early redemption option of said instruments; the redemption date was November 4, 2019.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

In this regard, Interbank incurred in expenses for the partial buyback of the bonds and for the early redemption option amounting to US$12,755,000 (equivalent to approximately S/42,270,000), which were recorded as “Interest for bonds, notes and other obligations” in the caption “Interest and similar expenses” in the consolidated statement of income.

(g)

In January 2018, Interbank issued corporate bonds called “3.375 Senior Unsecured Notes” for US$200,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1993 of the United States of America.

Likewise, as part of that program, Interbank made an exchange offer addressed to the holders of the corporate bonds denominated “5.750% Senior Notes due 2020” issued by the Panama Branch, managing to exchange bonds for an amount of US$263,322,000, which generated an exchange premium of approximately US$21,573,000, which are presented together in the caption “Bonds, notes and other obligations” for an amount of US$284,895,000.

In this regard, considering the issuance of bonds in January 2018 and the exchange of bonds made, the total balance of the "3.375 Senior Unsecured Notes" amounted to US$484,895,000.

The Group concluded that the aforementioned exchange did not generate any substantial modification in the terms and conditions of the financial liability; therefore, it did not recognize a new financial liability. Additionally, according to IFRS 9, the Group reported a gain of approximately US$4,762,000 (equivalent to S/15,286,000), caused by the difference between the present values of both obligations, which were discounted at the effective interest rate of the original financial liability and included in the caption “Interest and similar expenses” of the consolidated statement of income, thus decreasing the interest expenses generated by these issuances.

As of December 31, 2020, Interbank maintains fourteen cross-currency swaps for a total of US$441,000,000 (equivalent to approximately S/1,596,861,000), which were designated as cash flow hedges (fourteen cross-currency swaps for US$441,000 equivalent to approximately S/1,461,474,000 as of December 31, 2019); see Note 10(b). Through these operations, part of the issued amount by these bonds was economically converted into Soles at a fixed rate of 4.88 percent.

As of December 31, 2020, Management does not intend to redeem these bonds before their maturity date; said situation may change in the future, depending on market conditions.

(h)

Starting in March 2024, the applicable interest rate will be a floating rate of 3-month Libor plus 576 basis points payable quarterly. Starting on that date and on any interest payment date, Interbank can redeem all the notes without penalties.

In accordance with SBS regulation, this issuance qualifies as second level equity (Tier 2) in the determination of the effective equity; see Note 16(f).

As of December 31, 2020, Management does not intend to redeem these bonds before their maturity date; said situation may change in the future, depending on market conditions.

(i)

From 2018 until July 2027, IFS, on any time, can redeem these bonds, paying a penalty equal to the United States Treasury rate plus 30 basis points. The payment of principal will take place on the maturity date of the bonds or when IFS redeems them.

In October 2017, IFS entered a cross currency swap for US$150,000,000 (As of December 31, 2020 and 2019, equivalents to approximately S/543,150,000 and S/497,100,000, respectively), which was designated as a cash flow hedge, see Note 10(b); through this operation part of the issued amount of these bonds was economically converted to Soles at a fix rate of 5.06 percent.

As of December 31, 2020, Management does not intend to redeem these bonds before their maturity date; said situation may change in the future, depending on market conditions.

(j)

Starting in April 2020, the applicable interest rate will be a floating rate of 3-month Libor plus 674 basis points payable on a semi-annual basis, provided that the floating rate for any interest period will not be less than 10.5 percent per annum. Starting at that date, Interbank could redeem all the notes, without penalties.

This issuance qualified as first level equity (Tier 1), nevertheless, the SBS establishes a 17.65 percent limit, which is computed over the capital, reserves and retained earnings pending capitalization of Interbank in the determination of its effective equity; any excess qualified as second level equity (Tier 2); see Note 16(f).

In Board Session held on January 28, 2020, Interbank agreed to redeem the entirety of these instruments. Said redemption was made on April 23, 2020.

(k)

The international issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters.

As of December 31, 2020 and 2019, the international issuances maintain mainly this clause: “Submit audited financial statements on an annual basis and unaudited financial statements on a quarterly basis (both in Spanish and English)”. In the opinion of Group Management and its legal advisers, this clause has been met by the Group as of December 31, 2020 and 2019.

(l)	As of December 31, 2020 and 2019, the repayment schedule of these obligations is as follows:

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Year	2020	2019
	S/(000)	S/(000)
2020	—	235,128
2021	104,078	—
2022	137,900	136,908
2023	2,171,241	1,988,369
2024 onwards	5,365,532	4,529,885
Total	7,778,751	6,890,290

14.	Insurance contract liabilities
(a)	This caption is comprised of the following:

	2020	2019
	S/(000)	S/(000)
Technical reserves for insurance premiums (b)	12,298,075	11,223,456
Technical reserves for claims (c)	203,648	203,175
	12,501,723	11,426,631
By term -
Short term	1,035,915	948,316
Long term	11,465,808	10,478,315
Total	12,501,723	11,426,631

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(b)	The movement of technical reserves for insurance premiums (disclosed by type of insurance) for the years ended December 31, 2020, 2019 and 2018, is as follows:

	2020						2019
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	9,741,241	779,455	630,801	41,073	30,886	11,223,456	8,716,080	715,217	558,347	39,683	27,819	10,057,146
Insurance subscriptions	249,380	-	2,259	31,808	-	283,447	293,860	-	1,692	36,388	2,112	334,052
Acquisition of Mapfre portfolio (*)	-	-	-	-	292,499	292,499	-	-	-	-	-	-
Time passage adjustments (**)	162,654	(34,163)	110,102	(35,167)	(3,326)	200,100	823,644	64,238	122,416	(34,950)	955	976,303
Maturities and recoveries	-	-	(50,654)	-	-	(50,654)	-	-	(41,353)	-	-	(41,353)
Exchange differences	295,180	-	53,663	301	83	349,227	(92,343)	-	(10,301)	(48)	-	(102,692)
Others	-	-	-	-	-	-	-	-	-	-	-	-
End of year balances	10,448,455	745,292	746,171	38,015	320,142	12,298,075	9,741,241	779,455	630,801	41,073	30,886	11,223,456

	2018
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	9,034,796	676,949	499,931	36,482	25,731	10,273,889
Insurance subscriptions	287,869	-	4,553	30,301	1,830	324,553
Acquisition of Mapfre portfolio (*)	-	-	-	-	-	-
Time passage adjustments (**)	(753,536)	32,015	69,720	(26,269)	258	(677,812)
Maturities and recoveries	-	-	(35,289)	-	-	(35,289)
Exchange differences	146,951	-	19,710	(829)	-	165,832
Others	-	6,253	(278)	(2)	-	5,973
End of year balances	8,716,080	715,217	558,347	39,683	27,819	10,057,146

(*)

In December 2019, SBS authorized the transfer of risk insurance contracts from Complementary Insurance for High-risk Activities (“SCTR”, by its Spanish acronym), of Mapfre Perú Vida Compañía de Seguros y Reaseguros S.A. (henceforth "Mapfre", an unrelated entity), which entered into force on January 2, 2020. The assets received by said contracts were cash and financial debt instruments of a value equivalent to S/246,101,000; also recognized a liability for technical reserves of premiums for S/292,499,000, the difference amounting to S/46,398,000, was recorded in the caption "Intangibles and goodwill, net", as part of the "Other Intangibles", see Note 9(a).

(**)	The table below presents the composition of the adjustments due to time passage as of December 31, 2020, 2019 and 2018:

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2020					2019					2018
	Annuities (***)	Life insurance	General insurance	SCTR	Total	Annuities (***)	Life insurance	General insurance	SCTR	Total	Annuities (***)	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Interest rate effect, note 3.4(d)	333,761	-	-	(1,225)	332,536	1,001,073	-	-	-	1,001,073	(750,794)	-	-	-	(750,794)
Aging insured population effect	(257,549)	110,102	(35,167)	(7,495)	(190,109)	(168,154)	122,416	(34,950)	955	(79,733)	(187,386)	69,720	(26,269)	258	(143,677)
Effect by mortality table change, Note 3.4(d)	-	-	-	-	-	-	-	-	-	-	144,777	-	-	-	144,777
Inflation and other effects	52,279	-	-	5,394	57,673	54,963	-	-	-	54,963	71,882	-	-	-	71,882
Time passage adjustments	128,491	110,102	(35,167)	(3,326)	200,100	887,882	122,416	(34,950)	955	976,303	(721,521)	69,720	(26,269)	258	(677,812)

(***)	It includes retirement, disability and survival annuities.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(c)	Below is the balance of technical reserves for outstanding claims (according to the type of insurance) as of December 31, 2020 and 2019:

	2020						2019
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Reported claims	8,201	71,473	33,093	13,740	6,801	133,308	3,691	93,260	28,148	12,834	7,768	145,701
IBNR	-	18,203	50,619	449	1,069	70,340	-	22,870	31,884	416	2,304	57,474
	8,201	89,676	83,712	14,189	7,870	203,648	3,691	116,130	60,032	13,250	10,072	203,175

The movement of technical reserves for claims for the years ended December 31, 2020, 2019 and 2018, is as follows:

	2020
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	3,691	116,130	60,032	13,250	10,072	203,175
Claims of the period	626,106	58,841	64,133	22,278	14,269	785,627
Adjustments to prior years claims	5,011	(17,764)	36,973	(3,064)	(1,482)	19,674
Payments	(626,632)	(67,531)	(78,393)	(18,394)	(14,989)	(805,939)
Exchange difference	25	-	967	119	-	1,111
End of year balances	8,201	89,676	83,712	14,189	7,870	203,648

	2019
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	1,812	214,061	55,873	11,616	10,146	293,508
Claims of the period	594,865	58,252	29,209	13,811	236	696,373
Adjustments to prior years claims	2,436	(25,756)	24,777	7,068	1,408	9,933
Payments	(595,417)	(130,427)	(49,633)	(19,236)	(1,718)	(796,431)
Exchange difference	(5)	-	(194)	(9)	-	(208)
End of year balances	3,691	116,130	60,032	13,250	10,072	203,175

	2018
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	1,320	171,574	45,461	10,321	11,939	240,615
Claims of the period	558,191	(25,568)	33,870	12,981	236	579,710
Adjustments to prior years claims	-	240,784	22,365	3,848	990	267,987
Payments	(558,093)	(172,728)	(42,775)	(15,564)	(3,019)	(792,179)
Exchange difference	394	(1)	(3,048)	30	-	(2,625)
End of year balances	1,812	214,061	55,873	11,616	10,146	293,508

(d)	In Management’s opinion, these balances reflect the exposure of life and general insurance contracts as of December 31, 2020, 2019 and 2018, in accordance with IFRS 4.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(e)	The main assumptions used in the estimation of retirement, disability and survival annuities and individual life reserves as of December 31, 2020 and 2019, are the following:

	Mortality table		Interest rates
Type	2020	2019	2020	2019
Annuities and Lifetime RPP	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		3.53% in US$ 2.05% in S/ VAC 5.07% in adjusted S/	4.54% in US$ 1.89% in S/ VAC 5.10% in adjusted S/
Retirement, disability and survival	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		2.05% en S/ VAC	1.89% in S/ VAC
SCTR insurance	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		2.05% en S/ VAC	1.89% in S/ VAC
Individual life insurance contracts (included linked insurance contracts)	CSO 80 adjusted		4.00 - 5.00%	4.00 - 5.00%

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by life insurance risks; the main variables as of December 31, 2020 and 2019, are the interest rates and the mortality tables. The Group has assessed the changes of the reserves related to its most significant life insurance contracts included in the reserves of annuities, retirement, disability and survival of +/- 100 basis points (bps) in the interest rates and of +/- 500 basis points (bps) of the mortality factors, being the results as follows:

	2020			2019
		Variation of the reserve			Variation of the reserve
Variables	Reserve	Amount	Percentage	Reserve	Amount	Percentage
	S/(000)	S/(000)%		S/(000)	S/(000)%
Annuities -
Portfolio in S/ and US Dollars - Basis amount
Changes in interest rate: + 100 bps	9,363,723	(1,084,732)	(10.38)	8,727,695	(1,013,546)	(10.40)
Changes in interest rate: - 100 bps	11,778,806	1,330,351	12.73	10,985,978	1,244,737	12.78
Changes in mortality table at 105%	10,333,990	(114,465)	(1.10)	9,641,538	(99,703)	(1.02)
Changes in mortality table at 95%	10,568,733	120,278	1.15	9,845,891	104,650	1.07
Retirements, disability and survival -
Portfolio in S/ – Basis amount
Changes in interest rate: + 100 bps	660,001	(85,291)	(11.44)	687,451	(92,004)	(11.80)
Changes in interest rate: - 100 bps	851,384	106,092	14.23	894,614	115,159	14.77
Changes in mortality table at 105%	735,321	(9,971)	(1.34)	769,044	(10,411)	(1.34)
Changes in mortality table at 95%	755,775	10,483	1.41	790,403	10,948	1.40
SCTR insurance -
Portfolio in S/ – Basis amount
Changes in interest rate: + 100 bps	274,323	(45,819)	(14.31)	26,466	(4,420)	(14.31)
Changes in interest rate: - 100 bps	380,684	60,542	18.91	36,727	5,841	18.91
Changes in mortality table at 105%	317,191	(2,951)	(0.92)	30,581	(305)	(0.99)
Changes in mortality table at 95%	323,233	3,091	0.97	31,205	319	1.03

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

15.	Deferred Income Tax asset and liability
(a)

As indicated in Note 3.4(z), the net tax position has been met based on the separate financial statement of each Subsidiary domiciled in Peru. The following table presents a summary of the items comprising the Subsidiaries' deferred Income Tax:

	2020	2019
	S/(000)	S/(000)
Deferred assets
Provision for loan portfolio and other provisions	457,799	140,741
Deferred income from stand-by letters	3,973	7,625
Unrealized losses from derivatives	8,688	5,872
Net unrealized losses from fluctuation in investments through other comprehensive income	-	44
Right-of-use assets	2,613	2,085
Others	31,961	28,657

Deferred liabilities
Deemed cost of fixed assets	(59,478)	(57,822)
Amortization of intangible assets, net	(81,101)	(74,439)
Unrealized net gain from fluctuation in investments through other comprehensive income	(5,332)	(2,070)
Others	(5,558)	(5,710)

Total deferred Income Tax asset, net	353,565	44,983

Deferred liabilities
Unrealized net gain from fluctuation in investments through other comprehensive income	-	239
Others	11	(226)

Total deferred Income Tax liability, net	11	13

(b)

In Management’s opinion, the deferred Income Tax assets will be recovered from the taxable income that will be generated by the Group over the coming years, including the portion that is recorded in the consolidated statement of changes in equity.

(c)	The table below presents the amounts reported in the consolidated statement of income for the years 2020, 2019 and 2018:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Current – Expense	235,134	454,772	401,788
Deferred – Expense (Income)	(308,067)	38,554	13,727

	(72,933)	493,326	415,515

(d)	The table below presents the reconciliation of the effective Income Tax rate to the statutory tax rate for the Group:

	2020		2019		2018
	S/(000)%		S/(000)%		S/(000)%
Income before Income Tax	310,616	100.0	1,943,441	100.0	1,506,909	100.0
Theoretical tax	91,632	29.5	573,315	29.5	444,538	29.5
Decrease in income of Subsidiaries not domiciled in Peru	(54,020)	(17.4)	(18,570)	(1.0)	(37,681)	(2.5)
Non-taxable income, net	(131,595)	(42.4)	(128,623)	(6.6)	(49,484)	(3.3)
Permanent non-deductible expenses	28,452	9.2	64,303	3.3	80,555	5.3
Translation results non-taxable	(7,402)	(2.4)	2,901	0.2	(22,413)	(1.4)
Income Tax	(72,933)	(23.5)	493,326	25.4	415,515	27.6

16.	Equity
(a)	Capital stock and distribution of dividends –

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed also on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share.

As consequence of the Offering detailed in Note 1(c), in July 2019, IFS issued 2,336,841 common shares, thus increasing its capital stock by S/74,571,000 (approximately US$22,714,000). In this sense, as of December 31, 2020 and 2019, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The General Shareholders’ Meeting of IFS held on April 7, 2020, agreed to distribute dividends for the year 2019 for approximately US$202,033,000 (equivalent to approximately S/698,228,000), equivalent to US$1.75 per share, which were paid on May 6, 2020.

The General Shareholders’ Meeting of IFS held on April 1, 2019, agreed to distribute dividends for the year 2018 for approximately US$197,187,000 (equivalent to approximately S/654,464,000), US$1.75 per share, which were paid on May 3, 2019.

The General Shareholders’ Meeting of IFS, held on April 2, 2018, agreed to distribute dividends from the year 2017 for approximately US$157,750,000 (equivalent to approximately S/510,688,000), US$1.40 per share, which were paid on May 3, 2018.

(b)	Treasury stock –

As of December 31, 2020 and 2019, the Company and some Subsidiaries hold 24,824 and 1,400 shares issued by IFS, respectively, with an acquisition cost equivalent to S/2,769,000 and S/196,000, respectively.

Sale of treasury stock (2018-2019)

As indicated in Note 1(c), in July 2019, Interbank and IFS sold a combined 2,418,754 shares. Said sale was recorded by decreasing the caption “Treasury stock” for an amount of S/208,178,000, and the highest value collected due to said sale amounted to S/138,997,000 and was recorded in the caption “Retained earnings”.

On the other hand, in 2018 Interbank sold 3,009,490 shares of IFS at their market price for approximately S/382,727,000 through the Lima Stock Exchange. Said sale was recorded by decreasing the caption “Treasury stock” for an amount of S/259,022,000 and the highest amount collected due to the sale, amounting to S/123,705,000, was recorded in the caption “Retained earnings”.

(c)	Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019; see Note 1(c). Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d)	Unrealized results, net -

This item is made up as follows:

	Unrealized gain (loss)
	Instruments that will not be reclassified to consolidated statement of income	Instruments to be reclassified to the consolidated statement of income
	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserve	Cash flow hedge reserve	Translation of foreign operations	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2018	105,619	238,348	(675,095)	(36)	76,394	(254,770)
Effect of changes in the discount rates of pension reserves, Note 3.4(d)	-	-	750,670	-	-	750,670
Unrealized gain from equity instruments at fair value through other comprehensive income, net of unrealized loss	41,935	-	-	-	-	41,935
Unrealized loss from debt instruments at fair value through other comprehensive income, net of unrealized gain	-	(471,940)	-	-	-	(471,940)
Transfer to realized loss from debt instruments at fair value through other comprehensive income, net of unrealized gain	-	14,315	-	-	-	14,315
Transfer of reversal of impairment loss on debt instruments at fair value through other comprehensive income, Note 5(c)	-	(13,060)	-	-	-	(13,060)
Variation for net unrealized gain on cash flow hedges	-	-	-	32,798	-	32,798
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	-	-	-	(4,851)	-	(4,851)
Foreign currency translation	-	-	-	-	26,589	26,589
Balances as of December 31, 2018	147,554	(232,337)	75,575	27,911	102,983	121,686
Effect of changes in the discount rates of pension reserves, Note 3.4(d)	-	-	(999,430)	-	-	(999,430)
Unrealized gain from equity instruments at fair value through other comprehensive income, net of unrealized loss	117,329	-	-	-	-	117,329
Unrealized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss income, net of unrealized loss	-	1,341,797	-	-	-	1,341,797
Transfer to realized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	-	(80,080)	-	-	-	(80,080)
Transfer of impairment loss on debt instruments at fair value through other comprehensive income, Note 5(C)	-	6,779	-	-	-	6,779
Variation for net unrealized loss on cash flow hedges	-	-	-	(74,593)	-	(74,593)
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	-	-	-	23,924	-	23,924
Translation of foreign operations	-	-	-	-	(14,507)	(14,507)
Balances as of December 31, 2019	264,883	1,036,159	(923,855)	(22,758)	88,476	442,905
Effect of changes in the discount rates of pension reserves, Note 3.4(d)	-	-	(331,990)	-	-	(331,990)
Unrealized gain from equity instruments at fair value through other comprehensive income, net of unrealized loss	8,175	-	-	-	-	8,175
Transfer to retained earnings from realized loss from equity instruments at fair value through other comprehensive income	24,154	-	-	-	-	24,154
Unrealized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	-	791,762	-	-	-	791,762
Transfer to realized gain from debt instruments at fair value through other comprehensive income, net of unrealized loss	-	(193,683)	-	-	-	(193,683)
Transfer of impairment loss on debt instruments at fair value through other comprehensive income, Note 5(c)	-	32,865	-	-	-	32,865
Variation for net unrealized loss on cash flow hedges	-	-	-	(38,924)	-	(38,924)
Transfer of realized loss on cash flow hedges to consolidated statement of income, net of realized gain	-	-	-	24,574	-	24,574
Translation of foreign operations	-	-	-	-	76,935	76,935

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Balances as of December 31, 2020	297,212	1,667,103	(1,255,845)	(37,108)	165,411	836,773

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(e)	Components of other comprehensive income -

The consolidated statement of comprehensive income include: (i) Other comprehensive income that will not be reclassified to the consolidated statement of income in future periods, such as the revaluation of gain (loss) in equity instruments at fair value through other comprehensive income; and (ii) Other comprehensive income to be reclassified to the consolidated statement of income in future periods, such as the comprehensive income of financial instruments derivatives used as cash flow hedges, debt instruments at fair value through other comprehensive income and translation for foreign operations. Below is the movement of the caption:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Other comprehensive income that will not be reclassified to the consolidated statement of income in future periods:
Equity instruments at fair value through other comprehensive income
Revaluation of gain on equity instruments at fair value through other comprehensive income, net	8,175	117,329	41,935
Subtotal	8,175	117,329	41,935
Non-controlling interest	(35)	(438)	(511)
Income Tax	36	(219)	(26)
Total	8,176	116,672	41,398
Other comprehensive income to be reclassified to the consolidated statement of income in future periods:
Debt instruments at fair value through other comprehensive income
Unrealized net gain (loss) on debt instruments at fair value through other comprehensive income	791,762	1,341,797	(471,940)
Transfer to income of unrealized net (gain) loss on debt instruments at fair value through other comprehensive income	(193,683)	(80,080)	14,315
Transfer to income of loss (reversion) for impairment on debt instruments at fair value through other comprehensive income	32,865	6,779	(13,060)
Subtotal	630,944	1,268,496	(470,685)
Non-controlling interest	2,082	2,517	(1,011)
Income Tax	2,643	(7,878)	(6,309)
Total	635,669	1,263,135	(478,005)
Insurance premiums reserve, Note 14(b)	(331,990)	(999,430)	750,670
Non-controlling interest	(546)	(1,643)	124
Total	(332,536)	(1,001,073)	750,794
Cash flow hedges:
Net (loss) gain from cash flow hedges	(38,924)	(74,593)	32,798
Transfer of net realized loss (gain) from cash flow hedge to consolidated statement of income	24,574	23,924	(4,851)
Subtotal	(14,350)	(50,669)	27,947
Non-controlling interest	(59)	(217)	171
Income Tax	(3,559)	(13,052)	10,335
Total	(17,968)	(63,938)	38,453
Foreign currency translation reserve	76,935	(14,507)	26,589

(f)	Shareholders’ equity for legal purposes (regulatory capital) -

IFS is not required to establish a regulatory capital for statutory purposes. As of December 31, 2020 and 2019, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statement of each Subsidiary prepared following the accounting principles and practices stated by their regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).

The regulatory capital required for Interbank, Interseguro and Inteligo Bank is detailed below:

Interbank’s regulatory capital -

According to Legislative Decree No. 1028 and amendments, Interbank’s regulatory capital must be equal to or higher than 10 percent of the assets and contingent credits weighted by total risk represented by the sum of: the regulatory capital requirement for market risk multiplied by 10, the regulatory capital requirement for operational risk multiplied by 10 and the assets and contingent credits weighted by credit risk.

As of December 31, 2020 and 2019, Interbank maintains the following amounts related to the assets and contingent credits weighted by risk and regulatory capital (basic and supplementary):

	2020	2019
	S/(000)	S/(000)
Total risk weighted assets and credits	51,451,816	50,673,786
Total regulatory capital	8,742,126	7,679,278
Basic regulatory capital (Level 1)	5,930,657	5,721,707
Supplementary regulatory capital (Level 2)	2,811,469	1,957,571
Global capital to regulatory capital ratio	16.99%	15.15%

As of December 31, 2020 and 2019, Interbank has complied with SBS Resolutions No.2115-2009, No.6328-2009 and No.14354-2009, “Regulations for the Regulatory Capital Requirement for Operational Risk”, “Market Risk” and “Credit Risk”, respectively, as amended. These resolutions establish, mainly, the methodologies to be applied by financial entities to calculate the assets and credits weighted per type of risk.

In July 2011, the SBS issued Resolution No. 8425-2011, which states that financial entities must determine an additional regulatory capital level and develop a process to assess the adequacy of their regulatory capital in relation with their risk profile, which must follow the methodology described in said resolution. The additional regulatory capital requirement shall be equivalent to the amount of regulatory capital requirements calculated for each of the following components: economic cycle, concentration risk, market concentration risk and interest rate risk in the bank book, among others. As of December 31, 2020 and 2019, the additional regulatory capital estimated by Interbank amounts to approximately S/341,328,000 and S/803,717,000, respectively.

On March 26, 2020, the SBS issued Resolution No. 1264-2020, establishing that the calculation of regulatory capital requirements for mortgage loans and non-revolving consumer loans will not be increased. Likewise, such Resolution authorizes to the financial entities to use the additional regulatory capital accumulated for the economic cycle component; see Note 1(b). In that sense, Interbank has granted loan reschedulings to its clients, such rescheduling consisted of performing changes in payment schedules and/or granting of grace periods so that the original term of loans was postponed; however, according to the SBS’s indications, this term postponement has not generated that Interbank needs higher regulatory capital requirements.

In Group Management’s opinion, Interbank has complied with the requirements stablished by the aforementioned Resolution.

Interseguro’s regulatory capital -

In accordance with SBS Resolution No. 1124-2006, and its amendments, Interseguro is required to maintain a level of regulatory capital in order to maintain a minimum equity to support technical risks and other risks that could affect it. The regulatory capital must be higher than the amount resulting from the sum of the solvency net equity, the guarantee fund and the regulatory capital intended to cover credit risks.

The solvency net equity is represented by the higher amount between the solvency margin and the minimal capital. As of December 31, 2020 and 2019, the solvency net equity is represented by the solvency margin. The solvency margin is the complementary support that insurance entities must maintain to deal with possible situations of excess claims not foreseen in the establishment of technical reserves. The total solvency margin corresponds to the sum of the solvency margins of each branch in which Interseguro operates.

Also, the guarantee fund represents the additional equity support that insurance companies must maintain to deal with the other risks that can affect them and that are not covered by the solvency net equity, such as investment risks and other risks. The monthly amount of said fund must be equivalent to 35 percent of the solvency net equity, calculated in accordance with SBS Resolution No. 1124-2006.

As of December 31, 2020 and 2019, Interseguro’s surplus equity is as follows:

	2020	2019
	S/(000)	S/(000)
Regulatory capital	1,359,414	1,106,609
Less
Solvency equity (solvency margin)	607,841	567,348
Guarantee fund	212,744	198,572
Surplus	538,829	340,689

Inteligo Bank’s regulatory capital –

The Central Bank of the Bahamas requires Inteligo Bank to maintain a regulatory capital of not less than 8 percent of its risk weighted assets. Inteligo Bank’s capital ratio as of December 31, 2020 and 2019 is the following:

	2020	2019
	US$(000)	US$(000)
Total eligible capital	270,709	238,281
Total risk weighted assets	953,009	964,156
Capital adequacy ratio (in percentage)	28.41	24.71

In Group Management’s opinion, its Subsidiaries have complied with the requirements set forth by the regulatory entities.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(g)	Reserves -

The Board of Directors of IFS session held on April 22, 2020, agreed to constitute reserves for S/500,000,000 charged to retained earnings.

The Board of Directors of IFS sessions held on June 25, 2018, and May 9, 2018, agreed to constitute a reserve of up to S/1,000,000,000 charged to retained earnings.

(h)	Subsidiaries’ legal and special reserves -

The Subsidiaries domiciled in Peru are required to establish a reserve equivalent to a certain percentage of their paid-in capital (20 or 35 percent, depending on their economic activity) through annual transfers of not less than 10 percent of their net income. As of December 31, 2020 and 2019, these reserves amounted to approximately S/1,344,250,000 and S/1,205,297,000, respectively.

17.	Tax situation
(a)

IFS and its Subsidiaries incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas (see Note 2), are not subject to any Income Tax, or any other taxes on capital gains, equity or property. The Subsidiaries incorporated and domiciled in Peru (see Note 2) are subject to the Peruvian Tax legislation; see paragraph (c).

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and annuities from the Private Pension Fund Administration System.

In Peru, all income from Peruvian sources obtained from the direct or indirect sale of shares of stock capital representing participation of legal persons domiciled in the country are subject to income tax. For that purpose, an indirect sale shall be considered to have occurred when shares of stock or ownership interests of a legal entity are sold and this legal entity is not domiciled in the country and, in turn, is the holder — whether directly or through other legal entity or entities — of shares of stock or ownership interests of one or more legal entities domiciled in the country, provided that certain conditions established by law occur.

In this sense, the Act states that an assumption of indirect transfer of shares arises when in any of the 12 months prior to disposal, the market value of shares or participations of the legal person domiciled is equivalent to 50 percent or more of the market value of shares or participations of the legal person non-domiciled. Additionally, as a concurrent condition, it is established that in any period of 12 months shares or participations representing 10 percent or more of the capital of legal persons non-domiciled be disposal.

(b)

Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends. In this regard, since IFS controls the entities that distribute the dividends, it recognizes the amount of the additional Income Tax as expense of the financial year of the dividends. In this sense, as of December 31, 2020 and 2019, the Company has recorded an expense recovery for S/2,017,000 and expenses for S/36,361,000, respectively, in the caption “Income Tax” of the consolidated statement of income. The recovery recognized in the year 2020 was consequence of: (i) the decrease in the percentage of divididends distribution by Interbank in April 2020, as indicated in Note 1(b)(b.3), which generated that IFS recorded in the year 2020 a rebate of the provision constituted as of December 31, 2019, and; (ii) lower recognition of expenses for Income Tax provision over dividends due to a lower income in Interbank for the year 2020.

(c)

IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of December 31, 2020, 2019 and 2018, was 29.5 percent, over the taxable income.

(d)

The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.

As of December 31, 2020, the following taxable periods are subject to inspection by the Tax Authority:

- Interbank: Income Tax returns for the years 2015 to 2020, and Value-Added-Tax returns for the years 2015 to 2020.

-	Interseguro: Income Tax returns for the years 2015, 2017, 2018, 2019 and 2020, and Value-Added-Tax returns for the years 2015 to 2020.
-	Hipotecaria Sura: Income Tax returns for the years 2015 to 2018, and Value-Added-Tax returns for the years 2015 to 2018.
-	Seguros Sura: Income Tax returns for the years 2015 to 2018, and Value-Added-Tax returns for the years 2015 to 2018.

Given the possible interpretations that SUNAT may give to the legislation in effect, up to date it is not possible to determine whether or not any review to be conducted would result in liabilities for the Subsidiaries; any increased tax or surcharge that could arise from possible tax audits would be applied to the results of the period in which such tax increase or surcharge may be determined.

Following is the description of the main ongoing tax procedures for the Subsidiaries:

Interbank:

In April 2004, June 2006, February 2007, June 2007, November 2007, October 2008 and December 2010, Interbank received a number of Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started, with the exception of Income Tax 2006, which is still pending of being filed.

Regarding the tax litigations followed by Interbank related to the annual Income Tax returns for the years 2000 to 2006, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. In this sense, Interbank considers that the interest in suspense do not constitute accrued income, in accordance with the SBS’s regulations, which is also supported by a ruling by the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009 and a pronouncement in June 2019.

Notwithstanding the foregoing, in February 2018, the Third Transitory Chamber of Constitutional and Social Law of the Supreme Court issued a ruling regarding a third bank that impacted the original estimation regarding the degree of contingency for this discrepancy. Subsequently, in June 2019, the Permanent Chamber of Constitutional and Social Law of the Supreme Court, in a case followed by another financial entity, but identical to the Interbank’s case, ruled in favor of the tax treatment over the interest in suspense followed by said entity. Likewise, on July 6, 2020 and December 28, 2020, the Permanent Chamber of Constitutional and Social Law of the Supreme Court notified to Interbank its ruling regarding Interbank’s Income Tax 2003 and prepaid income tax for the year 2003, declaring groundless the cassation appeals filed by SUNAT and the MEF, thus reaffirming the position held by Interbank regarding that interest in suspense does not constitute taxable income.

As of December 31, 2020, the tax liability requested for this concept and other minor contingencies amounts to approximately S/382,000,000, wich includes the tax, fines and interest arrears, of which S/293,000,0000  corresponded to the interest in suspense and S/89,000,000 corresponded to other minor repairs. From the tax and legal analysis performed, Interbank´s Management and its external legal advisers consider that there exists sufficient technical support for the prevailing of the Interbank’s position; as consequence, no provision has been recorded for this contingency as of December 31, 2020 and 2019.

On February 3, 2017, SUNAT closed the audit process corresponding to the Income Tax for the year 2010. Interbank paid the debt under protest and filed a claim procedure. Subsequently, on November 6, 2018, SUNAT closed again the audit process corresponding to the Income Tax 2010, which had been reopened due to invalidity; Interbankfiled a claim procedure and afterwards a tax appeal. Currently, the appeal is pending resolution by the Tax Court.

On January 14, 2019, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2013. To such date, the tax debt requested by SUNAT amounts to approximately S/50,000,000. The main concept observed was the deduction of loan write-offs without proof by the SBS. As of December 31, 2020 and 2019, the tax debt requested for this concept and other minor contingencies amounts to approximately S/40,000,000 and S/39,000,000 , respectively, which comprises the tax, penalties and moratorium interest.

On April 26, 2019, SUNAT notified about the commencement of the definitive audit process on Income Tax withholdings of non-domiciled entities corresponding to the year 2018. To date, said audit is under process and SUNAT has not issued any resolutions.

On September 11, 2019, SUNAT notified Interbank about the beginning of the definitive audit process on Income Tax corresponding to the year 2015. To date, said audit is under process and SUNAT has not issued any resolutions.

On December 12, 2019, SUNAT notified the Bank about the beginning of the definitive audit process on Income Tax corresponding to the year 2015. To date, said audit is under process.

On July 31, 2020, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2012. To date, he tax debt requested by SUNAT amounted to approximately S/13,000,000. On August 27, 2020, Interbank filed a complaint appeal which is pending of resolution.

On February 12, 2021, Interbank was notified with the Resolution of Compliance related to the Income Tax and prepaid income tax of the year 2006 (related to litigations about interest in suspense). Through such Resolution, SUNAT increased the alleged tax debt from S/1,000,000 to S/35,000,0000 , because as a consequence of such Resolution of Compliance certain deductions previously recognized by SUNAT were unrecognized. Interbank´s Management and its legal advisors will appeal such Resolution before the Tax Court, and in its opinion, no additional liabilities for Interbank will not result as consequence of this matter.

In the opinion of Interbank´s Management and its legal advisors, any eventual additional tax settlement would not be significant for the financial statements as of December 31, 2020 and 2019.

Interseguro:

On January 4, 2019, Interseguro was notified through a Tax Determination notice about the partial audit of the Income Tax for non-domiciled entities for Sura corresponding to January 2015; see Note 2. The tax debt requested by SUNAT amounts to approximately S/19,000,000. On January 30, 2019, the Company filed an appeal against the Resolution of Determination claimed by SUNAT. Considering that this debt corresponds to a period prior to the acquisition of Sura by the Group and according to the conditions of the purchase and sale agreement of this entity, this debt, if confirmed after the legal actions that Management is to file, would be assumed by the sellers. On November 12, 2020, the Tax Court issued a favorable opinion to Interseguro, revoking the Determination Resolution issued by SUNAT. Interseguro is waiting that the corresponding deadline achieve to be noticed whether SUNAT would appeal the Tax Court’s resolution.

In the opinion of Management and its legal advisers, any eventual additional tax would not be significant for the financial statements as of December 31, 2020 and 2019.

(e)

For the purpose of determining the Income Tax, the transfer prices of transactions with related companies and with companies domiciled in countries or territories that are non-cooperating or low or zero tax countries or territories, or with entities or permanent establishments whose income, revenues or gains from said contracts are subject to a preferential tax regime, must be

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

supported by documented information on the valuation methods used and the criteria considered for their determination. On the basis of the analysis of the operations of the Group, Management and its internal legal advisors believe that, as a consequence of the application of these standards, contingencies of importance will not arise as of December 31, 2020 and 2019.

Through Legislative Decree No. 1312, published on December 31, 2016, the formal obligations for entities included within the scope of application of transfer pricing are modified, thus incorporating three new information requirements: the first is a Local Report; the second is a Master Report; and the third is a Country Report. The first entered into effect since 2017 for the operations that occurred during year 2016 and the last two since 2018 for the operations that have occurred since the fiscal year 2017.

(f)

Through Legislative Decree No.1381, published on August 24, 2018, it was incorporated in the Income Tax Act the concept of “non-cooperating” countries or territories and preferential tax regimes to which defensive measures already existing for countries and territories with low or zero taxation are imposed.

As of December 31, 2019 Interbank maintained a branch in Panama, a country that is considered “non-cooperating”, in accordance with the Legislative Decree No. 1381. Notwithstanding the aforementioned, as detailed in Note 1, to the date of this report, the branch is no longer operating.

(g)

In July 2018, Act No. 30823 was published, whereby the Congress delegated power to the Executive Branch to legislate on various issues, including tax and financial matters. In this sense, the main tax regulations issued are the following:

(i)

Beginning on January 1, 2019, the treatment applicable to royalties and remuneration for services rendered by non-domiciled persons was modified, eliminating the obligation to pay the amount equivalent to the withholding due to the accounting record of the cost or expense. Now the Income Tax is withheld at the payment of the compensation. In order for said cost or expense to be deductible for the local company, the remuneration must have been paid to the filing date of the annual tax return for the Income Tax (Legislative Decree No. 1369).

(ii)

The rules that regulate the obligation of legal persons and/or legal entities to inform the identification of their final beneficiaries (Legislative Decree No. 1372) were established. These rules are applicable to legal entities domiciled in the country, in accordance with the provisions of Article 7 of the Income Tax Act, and legal entities established in the country. The obligation covers non-domiciled legal entities and legal entities established abroad, provided that: a) they have a branch, agency or other permanent establishment in the country; b) the natural or juridical person who manages the autonomous patrimony or the investment funds from abroad, or the natural or legal person who has the status of trustee or administrator, is domiciled in the country; c) any of the members of a consortium is domiciled in the country. This obligation will be fulfilled through the presentation to SUNAT of an informative Sworn Statement, which must contain the information of the final beneficiary and be submitted, in accordance with the regulations and within the deadlines established by Superintendence Resolution issued by SUNAT.

(iii)

The Tax Code was amended with the purpose of offering taxpayers more assurance regarding the application of the general anti-avoidance rule (Rule XVI of the Preliminary Title of the Tax Code); as well as to provide SUNAT with tools for its effective implementation (Legislative Decree No.1422).

As part of this amendment, a new assumption of joint and several liability is envisaged, when the tax debtor is subject to the application of the measures provided by Rule XVI in the event that presumed tax avoidance cases are detected; in such case, the joint and several liability shall be attributed to the legal representatives provided that they have collaborated with the design or approval or execution of actions or situations or economic relations viewed as tax avoidance in Rule XVI. In the case of companies that have a Board of Directors, it is up to this corporate body to define the tax strategy of the entity, having to decide on the approval or not of actions, situations or economic relations to be carried out within the framework of tax planning, this power being non-delegable. The actions, situations and economic relations carried out within the framework of tax planning and implemented on the date of entry into force of Legislative Decree No. 1422 (September 14, 2018) and which continue to have effect, must be evaluated by the Board of Directors of the entity for the purpose of ratification or modification until March 29, 2019, without prejudice to the fact that the management or other managers of the company have approved the aforementioned actions, situations and economic relations.

Likewise, it has been established that the application of Rule XVI, regarding the re-characterization of tax avoidance assumptions, will take place in the final inspection procedures in which acts, events or situations produced since July 19, 2012.

(iv)	Amendments to the Income Tax Act were included, effective as of January 1, 2019, to improve the tax treatment applicable to the following (Legislative Decree No. 1424):
-

Income obtained from the indirect transfer of shares of stock or capital representing participations of legal persons domiciled in the country. Among the most significant changes is the inclusion of a new indirect sale assumption, which is triggered when the total amount of the shares of the domiciled legal entity whose indirect disposal is made is equal to or higher than 40,000 Taxation Units.

-

Permanent establishments of sole proprietorships, companies and entities of any nature incorporated abroad. For this purpose, new cases of permanent establishment have been included, among them, when the rendering of services in the country occurs, with respect to the same project, service or related one, for a period that exceeds 183 calendar days in total within any period of twelve months.

-

The system of credits against Income Tax for taxes paid abroad, to be included in the indirect tax credit (corporate tax paid by foreign subsidiaries) as credit applicable against the Income Tax of domiciled legal persons, in order to avoid double economic taxation.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

-

The deduction of interest expenses for the determination of corporate Income Tax. In the years 2020 and 2021, it shall be applicable the debt limit set at up to three times the net equity as of December 31 of the previous year will be applicable, both to loans with related parties, and to loans with third parties contracted since September 14, 2018. Beginning in 2022, the limit for the deduction of financial expenses shall be equivalent to 30 percent of the entity’s EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization).

(v)

Regulations have been established for the accrual of income and expenses for tax purposes beginning on January 1, 2019 (Legislative Decree No. 1425). Until year 2018, there was no rule definition of this concept, so in many cases accounting rules were used for its interpretation. In general terms, with the new criterion, for the purpose of determining the Income Tax, it shall be considered whether the substantial events for the generation of income or expense agreed upon by the parties have occurred, provided they are not subject to a subsequent condition, in which case the recognition shall take place when it is fulfilled and when collection or payment is to take place will not be taken into account; and, if the determination of the consideration depends on a future action or event, the total or part of the corresponding income or expense will be deferred until that action or event occurs.

(h)

Supreme Decree No. 430-2020-EF, published on December 31, 2020, approved the Regulation that establishes the financial information that companies of the financial system must provide to SUNAT in the fight against tax evasion and avoidance pursuant to Legislative Decree No. 1434. Such Regulation entered into force on January 1, 2021.

Considering that, said Regulation stablished the concepts that the financial entities must report to SUNAT, which are, among others, cumulative balances and/or amounts, averages or highest amounts and the returns generated in the accounts during the reporting period and are equal or higher than S/30,800 in said period. The information shall be provided to SUNAT semi-annually through informative declarations containing monthly information.

(i)	Law No. 31106 extends until December 31, 2023, the validity of all exemptions in force to date contained in Article 19 of the Income Tax Act.

On this matter, among the aforementioned extended exemptions that are applicable or related to Interbank’s operations are subparagraph i) of Article 19 which indicates that shall be exempted any type of fixed or variable interest rate, in local or foreign currency, that is paid for any deposit or levy pursuant to the General Act of the Banking and Insurance System and Organic Act of the (Superintendence of Banking, Insurance and Private Pension Funds, Law No. 26702, as well as the capital increases of said deposits and levies, in local or foreign currency, except when said income constitute third category income.

18.	Off-balance sheet accounts
(a)	The table below presents the components of this caption:

	2020	2019
	S/(000)	S/(000)
Contingent credits - indirect loans (b), Note 6(a)
Guarantees and stand-by letters	4,445,059	3,857,831
Import and export letters of credit	166,872	244,146
	4,611,931	4,101,977
Derivatives
Held for trading: Note 10(b)
Forward foreign currency agreements, see Note 30.2(b)(i):
Forward currency agreements – purchase	2,317,124	2,993,652
Forward currency agreements – sale	947,251	5,770,518
Forward foreign currency agreements in other currencies	396,663	525,744
Foreign currency options	22,700	22,154
Currency swap agreements, see Note 30.2(b)(ii):
Currency Swaps: Foreign currency delivery / receipt in Soles	1,128,299	794,623
Currency Swaps: Soles delivery / receipt in foreign currency	1,392,459	933,299
Cross currency swaps	213,125	195,056
Interest rate swaps	4,382,535	4,238,143
Designated as hedges: Note 10(b)
Cash flows:
Interest rate swaps	-	298,260
Cross currency swaps	2,140,011	1,958,574
	12,940,167	17,730,023
Responsibilities for credit lines granted (cancellable) (c)	8,843,150	9,673,520
Responsibilities for credit lines – commercial and others (d)	1,110,408	1,287,974
Total	27,505,656	32,793,494

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(b)

In the normal course of its operations, the Group performs contingent operations (indirect loans). These transactions expose the Group to additional credit risks to the amounts recognized in the consolidated statement of financial position.

The Group applies the same credit policies for granting and evaluating the provisions required for direct loans when performing contingent operations (see Note 6(a)), including obtaining guarantees when deemed necessary. Guarantees vary and include deposits in financial institutions or other assets.

Taking into account that most of the contingent operations are expected to expire without the Group having to disburse cash, the total committed amounts do not necessarily represent future cash requirements.

(c)	Responsibilities under credit lines agreements include consumer credit lines and other consumer loans that are cancellable by the Bank.
(d)

Corresponds to commitments of disbursement of future loans that Interbank has committed to carry out; provided that the borrower complies with the obligations under the corresponding loan agreements, however, they may be cancelled by Interbank.

19.	Interest income and expenses, and similar accounts
(a)	This caption is comprised of the following:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	3,769,716	3,830,595	3,356,718
Impact from the modification of contractual cash flows due to the loan rescheduling schemes (*)	(134,376)	—	—
Interest on investments at fair value through other comprehensive income	769,718	723,796	761,411
Interest on investments at amortized cost	116,338	93,454	86,215
Dividends on financial instruments	103,294	74,698	61,725
Interest on due from banks and inter-bank funds	35,906	121,550	51,592
Other interest and similar income	4,371	3,123	3,621
Total	4,664,967	4,847,216	4,321,282
Interest and similar expenses
Interest and fees on deposits and obligations	(522,357)	(705,824)	(562,495)
Interest on bonds, notes and other obligations	(390,586)	(455,784)	(386,747)
Interest and fees on obligations with financial institutions	(181,675)	(175,753)	(173,740)
Deposit insurance fund fees	(56,177)	(45,199)	(40,697)
Interest on lease payments, Note 8(e)	(15,288)	(16,568)	—
Other interest and similar expenses	(26,201)	(24,835)	(13,615)
Total	(1,192,284)	(1,423,963)	(1,177,294)
(*)

For rescheduled loans, Interbank recalculated the carrying amount of these financial assets as the present value of the modified contractual cash flows, discounted at the loan’s original effective interest rate, thus recognizing a modification loss in the income of the period because this resulting amount has been lower than the gross carrying amount before rescheduling, see Note 30.1 (d.5).

(b)	The amounts shown in literal (a) above, include interest income and expenses calculated using the effective interest rate (EIR), which are related to the following items:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Financial assets measured at amortized cost	3,787,584	4,045,599	3,494,525
Financial assets measured at fair value through other comprehensive income	769,718	723,796	761,411
Total interest from financial assets calculated at EIR	4,557,302	4,769,395	4,255,936
Financial liabilities measured at amortized cost	1,109,906	1,353,929	1,122,982

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

20.	Fee income from financial services, net
(a)	For the years ended December 31, 2020, 2019 and 2018, this caption is comprised of the following:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Income
Accounts maintenance, carriage, transfers, and debit and credit card fees	474,822	651,255	623,480
Banking services fees	192,588	220,207	186,783
Funds management	151,356	147,954	148,048
Contingent loans fees	52,156	56,153	61,766
Collection services	41,124	41,010	37,068
Brokerage and custody services (b)	6,858	9,109	11,035
Others	42,207	40,801	33,758
Total (c)	961,111	1,166,489	1,101,938
Expenses
Credit cards	(105,772)	(118,675)	(103,645)
Credit card insurance premiums	(59,520)	(48,866)	(58,931)
Local banks fees	(15,828)	(9,307)	(6,555)
Foreign banks fees	(15,105)	(17,172)	(15,324)
Register expenses	(8,151)	(7,472)	(5,143)
Brokerage and custody services (b)	(630)	(642)	(1,877)
Others	(32,605)	(38,470)	(36,037)
Total	(237,611)	(240,604)	(227,512)
Net	723,500	925,885	874,426

(b)	As of December 31, 2020, 2019 and 2018, the Group has recognized net income amounting to S/6,228,000, S/8,467,000 and S/9,158,000, respectively, for transactions carried out on behalf of its clients.

(c)	Below is the fee income by geographic information for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Geographic information
Peru	854,082	1,055,624	988,084
Panama	107,029	110,865	113,854
Total	961,111	1,166,489	1,101,938

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

21.	Other income and (expenses)
(a)	This caption is comprised of the following:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Other income
Gain from sale of written-off-loans (b)	12,962	11,311	13,615
Other technical income from insurance operations	11,547	13,362	10,908
Income from investments in associates	9,068	15,647	17,454
Services rendered to third parties	7,843	3,859	2,779
Income from ATM rentals	3,971	3,789	4,606
Insurance recovery	-	-	940
Other income	16,726	22,692	18,741
Total other income	62,117	70,660	69,043
Other expenses
Sundry technical insurance expenses	(47,285)	(42,016)	(40,593)
Commissions from insurance activities	(28,390)	(35,266)	(38,650)
Provision for accounts receivable	(7,310)	(3,303)	(2,134)
Donations	(5,509)	(5,352)	(5,068)
Provision for sundry risk	(4,918)	(3,872)	(3,504)
Expenses related to rental income	(1,993)	(3,456)	(3,901)
Administrative and tax penalties	(543)	(932)	(2,963)
Goodwill write-off, Note 9(b)	-	(2,233)	-
Provision for assets seized	-	(355)	(9,754)
Other expenses (*)	(48,099)	(34,378)	(35,048)
Total other expenses	(144,047)	(131,163)	(141,615)

(*)

During the year 2020,  corresponds mainly to non-recurring expenses derived from the Covid-19 pandemic (implementation of safety protocols and remote working, among others); likewise, it comprises operating write-offs, different claims, among other minor expenses. During the years 2019 and 2018, correspond mainly to expenses for operating write-offs and Insurance Banking claims.

(b)

During the years 2020, 2019 and 2018, Interbank sold in cash to non-related third parties written-off loan portfolios with gross value amounting to S/625,406,000, S/587,895,000 and S/466,264,000, respectively.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

22.Net premiums earned

This caption is comprised of the following:

	Premiums assumed			Adjustment of technical reserves			Gross premiums earned (*)			Premiums ceded to reinsurers			Net premiums earned
	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities (**)	248,025	315,519	300,760	(56,021)	(196,193)	(274,539)	192,004	119,326	26,221	—	—	—	192,004	119,326	26,221
Group life	138,360	136,502	110,049	281	(62)	1,351	138,641	136,440	111,400	(4,890)	(5,463)	(4,232)	133,751	130,977	107,168
Individual life	139,105	135,810	130,419	(61,978)	(82,343)	(40,861)	77,127	53,467	89,558	(4,592)	(4,430)	(3,678)	72,535	49,037	85,880
Retirement, disability and survival (***)	9,347	12,282	160,388	11,912	15,523	(42,603)	21,259	27,805	117,785	(527)	(3,151)	(107,296)	20,732	24,654	10,489
Others	3	2	3	2,085	(3,422)	(1,562)	2,088	(3,420)	(1,559)	—	—	—	2,088	(3,420)	(1,559)
Total life insurance	534,840	600,115	701,619	(103,721)	(266,497)	(358,214)	431,119	333,618	343,405	(10,009)	(13,044)	(115,206)	421,110	320,574	228,199
Total general insurance	91,092	102,402	96,921	2,930	(2,217)	(4,032)	94,022	100,185	92,889	(151)	(126)	(1,509)	93,871	100,059	91,380
Total general	625,932	702,517	798,540	(100,791)	(268,714)	(362,246)	525,141	433,803	436,294	(10,160)	(13,170)	(116,715)	514,981	420,633	319,579

(*)	It includes the annual variation of technical reserves and unearned premiums.
(**)	The variation of the adjustment of technical reserves is due mainly to aging over time; see Note 14(b).
(***)

In April 2016, the Congress of the Republic of Peru approved the amendment of the Private Pension System Act, through which the affiliates of the Pension Fund Administrators (AFPs) who turn 65 and retire, can choose, among other existing retirement modalities, the return of 95.5 percent of the total fund available from their Individual Capitalization Account (“CIC”, by its Spanish acronym). During 2017, in order to offset the contraction of retirement income as a result of the aforementioned amendment to the SPP Act, Interseguro launched the products “Renta Particular Plus” and “Renta Particular Plus – Vitalicio”, Note 3.4(ah). During years 2020 and 2019, premiums collected for “Renta Particular Plus – Vitalicio” amounted to S/30,310,000 and S/40,216,000, respectively, and for “Renta Particular Plus” amounted to S/117,619,000 and S/137,626,000, respectively. As of December 31, 2020, retirement premiums amounted to S/1,750,000 (in 2019 and 2018 retirement premiums amounted to S/3,841,000 and S/10,469,000, respectively). The liability related to “Renta Particular Plus – Vitalicio“ is presented in the caption "Insurance contracts liabilities” of the consolidated statement of financial position considering that it contains an important component of insurance; and the liability of the “Renta Particular Plus” is presented in the caption "Other accounts payable, provisions and other liabilities" of the consolidated statement of financial position considering that it does not contain an important insurance component.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

23.	Net claims and benefits incurred for life insurance contracts and others

This caption is comprised of the following:

	Gross claims and benefits			Ceded claims and benefits			Net insurance claims and benefits
	2020	2019	2018	2020	2019	2018	2020	2019	2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities	(631,117)	(597,301)	(558,189)	—	—	—	(631,117)	(597,301)	(558,189)
Group life	(83,605)	(45,964)	(48,213)	4,868	3,792	2,864	(78,737)	(42,172)	(45,349)
Individual life	(17,495)	(8,010)	(7,539)	2,393	3,145	1,410	(15,102)	(4,865)	(6,129)
Retirement (disability and survival)	(41,076)	(32,496)	(215,217)	4,206	(747)	122,976	(36,870)	(33,243)	(92,241)
Others	(12,794)	(1,656)	(1,710)	(216)	65	85	(13,010)	(1,591)	(1,625)
General insurance	(19,214)	(20,879)	(16,829)	(1)	(213)	25	(19,215)	(21,092)	(16,804)
	(805,301)	(706,306)	(847,697)	11,250	6,042	127,360	(794,051)	(700,264)	(720,337)

24.	Salaries and employee benefits

This caption is comprised of the following:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Salaries	526,909	565,057	538,190
Vacations, health insurance and others	72,405	47,412	45,781
Social security and pensions	55,408	53,840	50,244
Workers’ profit sharing	52,829	90,658	81,837
Severance indemnities	41,695	41,807	39,862
Total	749,246	798,774	755,914

The average number of employees for the years 2020, 2019 and 2018 was 7,610, 7,763 and 7,742 respectively.

25.	Administrative expenses
(a)	This caption is comprised of the following:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Services received from third parties (b)	704,255	743,362	648,176
Taxes and contributions	37,581	37,928	34,993
Rental expenses (c) and Note 8(e)	6,781	5,072	92,085
Total	748,617	786,362	775,254

(b)	Services received from third parties correspond mainly to computer equipment maintenance services, credit cards associated expenses, securities transportation services, advertising, among others.
(c)

During the years 2020 and 2019 corresponds to disbursements made by the Group for of short term and low value assets, see Note 3.4(j). During year 2018, correspond to disbursements made by the Group for leases installments, mainly of stores (agencies), which were classified as operating leases according to IAS 17 “Leases”, which was in force until December 31, 2018.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

26.	Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group, as described in Note 3.4(ac):

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Year 2018
Balance as of January 1, 2018	107,682	107,682	365	107,682
Sale of treasury stock	3,010	3,010	334	2,754
Balance as of December 31, 2018	110,692	110,692		110,436
Net earnings attributable to IFS's shareholders S/(000)				1,084,280
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				9.818
Year 2019
Balance as of January 1, 2019	110,692	110,692	365	110,692
Initial Public Offering, Notes 1(c) and 16 (a) and (b):
Issuance of new shares	2,337	2,337	161	1,031
Sale of treasury stock	2,418	2,418	161	1,066
Sale of treasury stock	2	2	103	1
Purchase of treasury stock	(3)	(3)	216	(1)
Balance as of December 31, 2019	115,446	115,446		112,789
Net earnings attributable to IFS's shareholders S/(000)				1,441,258
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				12.778
Year 2020
Balance as of January 1, 2020	115,446	115,446	365	115,446
Sale of treasury stock	4	4	266	3
Purchase of treasury stock	(27)	(27)	30	(2)
Balance as of December 31, 2020	115,423	115,423		115,447
Net earnings attributable to IFS's shareholders S/(000)				383,259
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				3.320

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

27.	Transactions with shareholders, related parties and affiliated entities
(a)

The table below presents the main transactions with shareholders, related parties and affiliated companies as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020, 2019 and 2018:

	2020	2019
	S/(000)	S/(000)
Assets
Investments at fair value through profit or loss
Participations - Royalty Pharma, Note 5(h)	107,530	117,682
Negotiable certificates of deposit – Financiera Oh! S.A.	-	9,372
Others	107	270
	107,637	127,324
Investments at fair value through other comprehensive income
Shares - InRetail Perú Corp., Note 5(i)	339,945	285,962
Corporate bonds - InRetail Shopping Malls S.A.	53,358	49,728
Corporate bonds - Colegios Peruanos S.A.	1,193	30,977
	394,496	366,667

Loans, net (b)	1,196,143	1,114,211
Accounts receivable from UTP (h)	79,504	77,824
Accounts receivable from Homecenters Peruanos S.A. (g)	40,128	39,141
Accounts receivable from Compañia Iberoamericana de Plasticos (i)	10,962	-
Accounts receivable related to derivative financial instruments	4,276	817
Accounts receivable from Colegios Peruanos S.A.	3,634	864
Other assets (f)	6,921	11,064
Liabilities
Deposits and obligations	849,906	944,561
Other liabilities	567	56
Accounts payable related to derivative financial instruments	-	344
Off-balance sheet accounts
Indirect loans (b)	124,366	134,658

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Income (expenses)
Interest and similar income	70,261	77,186	90,703
Interest and similar expenses	(7,264)	(17,471)	(17,747)
Valuation of financial derivative instruments	164	(52)	(201)
Rental income	18,609	22,118	13,461
(Loss) gain on sale of investment property	—	(7,164)	4,655
Administrative expenses	(42,768)	(38,717)	(40,279)
Others, net	6,853	15,294	17,114

(b)	As of December 31, 2020 and 2019, the detail of loans is the following:

	2020			2019
	Direct	Indirect	Total	Direct	Indirect	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Controlling	—	—	—	17	—	17
Affiliated	931,746	46,967	978,713	847,993	59,267	907,260
Associates	264,397	77,399	341,796	266,201	75,391	341,592
	1,196,143	124,366	1,320,509	1,114,211	134,658	1,248,869

(c)

As of December 31, 2020 and 2019, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian law, which regulates and limits on certain transactions with employees, directors and executives of financial entities. As of December 31, 2020 and 2019, direct loans to employees, directors and executives amounted to S/222,076,000 and S/231,546,000, respectively; said loans are repaid monthly and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(d)	The Group’s key personnel basic remuneration for the years ended December 31, 2020, 2019 and 2018, is presented below:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Salaries	21,859	22,180	22,295
Board of Directors’ compensations	3,719	2,438	1,925
Total	25,578	24,618	24,220

(e)

As of December 31, 2020 and 2019, the Group holds participations in different mutual funds managed by Interfondos that are classified as investment at fair value through profit or loss and amount to  S/342,000 and S/701,000, respectively.

(f)

During the year 2020, the Bank signed a framework contract to cede the use of commercial spaces for the installation of Money Market stores and/or ATMs in the facilities of Supermercados Peruanos S.A. for a period of 5 years. As of December 31, 2020, the balance corresponds to a cash guarantee granted to Supermercados Peruanos S.A. for an amount of US$1,000,000, equivalent to approximately S/3,400,000.

As of December 31, 2019 corresponded to a cash guarantee granted to Supermercados Peruanos S.A. for an amount of US$2,000,000, equivalent to approximately S/6,628,000 corresponded to a concession contract of space use for the installation of financial services modules and others in the facilities of Supermercados Peruanos S.A.

(g)	It corresponds to a loan with maturity in 2046 and bear interest at market rates.

(h)	As of December 31, 2020 and 2019, corresponds to a financial lease for the construction of educational facilities in San Juan de Lurigancho and Ate Vitarte districts.

(i)

As of December 31, 2020, corresponds to a loan granted by Interfondos to Compañia Iberoamericana de Plasticos for an amount of US$3,000,000 in September 2020 and with maturity in March 2021. This loan bears interest at an annual rate of 3.9 percent.

(j)

In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS. Taxes generated by these transactions and the taxable base used for computing them are those customarily used in the industry and they are determined according to the tax rules in force.

28.	Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”). The Group presents three operating segments based on products and services, as follows:

Banking -

Mainly loans, credit facilities, deposits and current accounts.

Insurance -

It provides annuities and conventional life insurance products, as well as other retail insurance products.

Wealth management -

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

The operating segments monitor the operating results of their business units separately for the purpose of making decisions on the distribution of resources and performance assessment. Segment performance is evaluated based on operating profit or loss and it is measured consistently with operating profit or loss in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

No revenue from transactions with a single external customer or counterparty exceeded 10 percent of the Group’s total revenues in the years 2020, 2019 and 2018.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The following table presents the Group’s financial information by business segments for the years ended December 31, 2020, 2019 and 2018:

	2020
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (*)
Third party	4,900,400	1,365,579	433,941	(19,738)	6,680,182
Inter-segment	(59,267)	-	(3,273)	62,540	—
Total income	4,841,133	1,365,579	430,668	42,802	6,680,182
Consolidated income statement data
Interest and similar income	3,836,413	654,975	163,414	10,165	4,664,967
Interest and similar expenses	(1,053,356)	(83,992)	(51,652)	(3,284)	(1,192,284)
Net interest and similar income	2,783,057	570,983	111,762	6,881	3,472,683
Impairment loss on loans, net of recoveries	(2,393,923)	-	(21)	-	(2,393,944)
(Loss) recovery due to impairment on financial investments	170	(33,819)	745	-	(32,904)
Net interest and similar income after impairment loss on loans	389,304	537,164	112,486	6,881	1,045,835
Fee income from financial services, net	619,842	(6,056)	163,968	(54,254)	723,500
Net gain on sale of financial investments	103,773	105,038	(23,428)	-	185,383
Other income	340,372	96,641	129,987	24,351	591,351
Total net premiums earned minus claims and benefits	—	(279,070)	—	—	(279,070)
Depreciation and amortization	(234,479)	(25,590)	(14,478)	5,797	(268,750)
Other expenses	(1,299,027)	(260,405)	(113,564)	31,086	(1,641,910)
Income before translation result and Income Tax	(80,215)	167,722	254,971	13,861	356,339
Translation result	(5,966)	(26,591)	(3,846)	(9,320)	(45,723)
Income Tax	80,509	-	(8,000)	424	72,933
Net profit for the year	(5,672)	141,131	243,125	4,965	383,549
Attributable to:
IFS’s shareholders	(5,672)	141,131	243,125	4,675	383,259
Non-controlling interests	—	—	—	290	290
	(5,672)	141,131	243,125	4,965	383,549

(*)	Corresponds to interest and similar income, other income and net premiums earned.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2019
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
		(***)
Total income (*)
Third party	5,335,387	1,198,231	390,720	(138,525)	6,785,813
Inter-segment	(80,697)	—	(2,093)	82,790	—
Total income	5,254,690	1,198,231	388,627	(55,735)	6,785,813
Consolidated income statement data
Interest and similar income	4,073,998	612,549	167,974	(7,305)	4,847,216
Interest and similar expenses	(1,290,055)	(72,485)	(61,465)	42	(1,423,963)
Net interest and similar income	2,783,943	540,064	106,509	- 7,263	3,423,253
Impairment loss on loans, net of recoveries	(750,787)	—	(24)	—	(750,811)
(Loss) recovery due to impairment on financial investments	43	(6,170)	(663)	-	(6,790)
Net interest and similar income after impairment loss on loans	2,033,199	533,894	105,822	- 7,263	2,665,652
Fee income from financial services, net	827,064	(3,980)	164,312	(61,511)	925,885
Net gain on sale of financial investments	30,854	39,234	42,127	-	112,215
Gain from derecognition of financial assets at amortized cost	8,474	—	—	—	8,474
Other income (**)	394,997	129,784	16,307	(69,698)	471,390
Total net premiums earned minus claims and benefits	—	(279,620)	—	(11)	(279,631)
Depreciation and amortization	(227,070)	(22,396)	(18,321)	5,772	(262,015)
Other expenses	(1,384,432)	(276,350)	(104,996)	49,479	(1,716,299)
Income before translation result and Income Tax	1,683,086	120,566	205,251	(83,232)	1,925,671
Translation result	(5,592)	9,826	1,423	12,113	17,770
Income Tax	(448,956)	—	(6,420)	(37,950)	(493,326)
Net profit for the year	1,228,538	130,392	200,254	(109,069)	1,450,115
Attributable to:
IFS’s shareholders	1,228,538	130,392	200,254	(117,926)	1,441,258
Non-controlling interests	—	—	—	8,857	8,857
	1,228,538	130,392	200,254	(109,069)	1,450,115

(*)	Corresponds to interest and similar income, other income and net premiums earned
(**)

For the Banking Segment, the caption “Other income” for the year ended December 31, 2019, includes approximately S/52,580,000, before taxes, as gain on the sale of Interfondos to Inteligo Perú Holding S.A.C., which is eliminated in the accounting consolidation process, see Note 2(a). The net profit amounted to approximately S/32,422,000, after taxes.

(***)	As of December 31, 2019, certain balances in the Insurance Segment have been modified due to the reclassifications detailed in Note 3.4(ah).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2018
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
		(**)
Total income (*)
Third party	4,628,369	993,620	351,518	(49,500)	5,924,007
Inter-segment	(57,276)	—	12,226	45,050	-
Total income	4,571,093	993,620	363,744	(4,450)	5,924,007
Consolidated income statement data
Interest and similar income	3,559,112	610,990	154,090	(2,910)	4,321,282
Interest and similar expenses	(1,067,710)	(61,051)	(44,096)	(4,437)	(1,177,294)
Net interest and similar income	2,491,402	549,939	109,994	(7,347)	3,143,988
Impairment loss on loans, net of recoveries	(660,858)	—	786	—	(660,072)
(Loss) recovery due to impairment on financial investments	(63)	11,349	1,791	—	13,077
Net interest and similar income after impairment loss on loans	1,830,481	561,288	112,571	(7,347)	2,496,993
Fee income from financial services, net	759,518	(4,593)	164,184	(44,683)	874,426
Net gain on sale of financial investments	16,364	(30,684)	28,560	—	14,240
Other income	293,375	98,328	4,684	(1,907)	394,480
Total net premiums earned minus claims and benefits	—	(400,758)	—	—	(400,758)
Depreciation and amortization	(138,543)	(16,982)	(9,147)	(26)	(164,698)
Other expenses	(1,364,155)	(256,670)	(97,377)	45,419	(1,672,783)
Income before translation result and Income Tax	1,397,040	(50,071)	203,475	(8,544)	1,541,900
Translation result	(10,208)	(11,405)	(227)	(13,151)	(34,991)
Income Tax	(375,911)	—	(5,725)	(33,879)	(415,515)
Net profit for the year	1,010,921	(61,476)	197,523	(55,574)	1,091,394
Attributable to:
IFS’s shareholders	1,010,921	(61,476)	197,523	(62,688)	1,084,280
Non-controlling interests	—	—	—	7,114	7,114
	1,010,921	(61,476)	197,523	(55,574)	1,091,394

(*)	Corresponds to interest and similar income, other income and net premiums earned.
(**)	As of December 31, 2018, certain balances in the Insurance Segment have been modified due to the reclassifications detailed in Note 3.4(ah).

	2020
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	193,113	109,786	6,771	—	309,670
Total assets	68,038,621	15,311,267	4,308,618	577,523	88,236,029
Total liabilities	61,814,096	14,375,950	3,233,691	(141,657)	79,282,080

	2019
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	195,177	69,643	6,769	—	271,589
Total assets	53,019,361	13,917,641	4,098,057	527,234	71,562,293
Total liabilities	46,676,473	12,943,718	3,244,210	(205,556)	62,658,845

(*)	It includes the purchase of property, furniture and equipment, intangible assets and investment properties.

The distribution of the Group’s total income based on the location of the customer and its assets, for the year ended December 31, 2020, is S/6,307,987,000 in Peru and S/372,195,000 in Panama (for the year ended December 31, 2019, is S/6,458,212,000 in Peru and S/327,601,000 in Panama and for the year ended December 31, 2018, is S/5,624,597,000 in Peru and S/308,397,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets as of December 31, 2020 is S/84,096,653,000 in Peru and S/4,139,376,000 in Panama (for the year ended December 31, 2019, is S/67,623,222,000 in Peru and S/3,939,071,000 in Panama).

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

29.	Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of December 31, 2020 and 2019, are presented below.

	As of December 31, 2020
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	18,765,482	18,765,482
Inter-bank funds	—	—	—	18,105	18,105
Financial investments	2,042,777	18,153,492	1,373,548	2,707,298	24,277,115
Loans, net	—	—	—	40,519,423	40,519,423
Due from customers on acceptances	—	—	—	16,320	16,320
Others accounts receivable and other assets, net	395,249	—	—	658,140	1,053,389
	2,438,026	18,153,492	1,373,548	62,684,768	84,649,834
Financial liabilities
Deposits and obligations	—	—	—	47,149,275	47,149,275
Inter-bank funds	—	—	—	28,971	28,971
Due to banks and correspondents	—	—	—	9,660,877	9,660,877
Bonds, notes and other obligations	—	—	—	7,778,751	7,778,751
Due from customers on acceptances	—	—	—	16,320	16,320
Insurance contract liabilities	—	—	—	12,501,723	12,501,723
Others accounts payable, provisions and other liabilities	271,326	—	—	1,732,461	2,003,787
	271,326	—	—	78,868,378	79,139,704

	As of December 31, 2019
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	11,128,875	11,128,875
Inter-bank funds	—	—	—	85,006	85,006
Financial investments	1,551,537	14,188,473	1,125,722	2,206,986	19,072,718
Loans, net	—	—	—	37,136,853	37,136,853
Due from customers on acceptances	—	—	—	139,685	139,685
Others accounts receivable and other assets, net	220,776	—	—	630,430	851,206
	1,772,313	14,188,473	1,125,722	51,327,835	68,414,343
Financial liabilities
Deposits and obligations	—	—	—	38,093,224	38,093,224
Inter-bank funds	—	—	—	169,138	169,138
Due to banks and correspondents	—	—	—	3,979,637	3,979,637
Bonds, notes and other obligations	—	—	—	6,890,290	6,890,290
Due from customers on acceptances	—	—	—	139,685	139,685
Insurance contract liabilities	—	—	—	11,426,631	11,426,631
Others accounts payable, provisions and other liabilities	222,305	—	—	1,546,422	1,768,727
	222,305	—	—	62,245,027	62,467,332

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

30.	Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

-	Credit risk: possibility of loss due to inability or lack of willingness to pay of debtors, counterparts or third parties bound to comply with their contractual obligations.
-

Market risk: probability of loss in positions on and off the consolidated statement of financial position derived from variations in market conditions; it generally includes the following types of risk: exchange rate; fair value by interest rate, price, among others.

-	Liquidity risk: possibility of loss due to noncompliance with the requirements of financing and fund application that arise from mismatches of cash flows.
-	Insurance risk: possibility that the actual cost of claims and payments will differ from the estimates.
-	Real estate risk: possibility of significant loss in rental income due to the insolvency of the lessee or, a decrease in the market value of real estate investments.

In order to manage the risks detailed above, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, as well as mitigation and coverage processes, according to specific regulatory needs and requirements for the development of its business. The Group and its Subsidiaries, mainly Interbank, Interseguro and Inteligo Bank, operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS; however, the Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. The Company has an Audit Committee comprised of three independent directors, pursuant to Rule 10A-3 of the Securities Exchange Act of the United States; and one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board of Directors and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries.

Also, the Audit Committee is responsible of assisting the Board of Directors in the monitoring and supervising, thus helping to ensure:

-	The quality and comprehensiveness of IFS’s financial statements, including its disclosures.
-	The existence of adequate procedures to assess, objectively and periodically, the effectiveness of the internal control system over the financial report.
-	The compliance of the legal and regulatory framework.
-	The qualification and independence of external auditors.
-	The performance of external auditors.
-	The implementation by Management of an adequate internal control system, in particular the internal control system over the financial report.

Likewise, the Company has an Internal Audit Division which is responsible for monitoring the key processes and controls to ensure an adequate low risk control according to the standards defined in the Sarbanes Oxley Act.

Management is responsible of the preparation, presentation and comprehensiveness of the Group’s consolidated financial statements, the suitability of the accounting principles and information policies it uses, the establishment and upkeeping of the internal control over the financial information, as well as the facilitation of communications among external auditors, IFS’s managers and the Board of Directors.

(a)	Structure and organization of risk management -

The Group’s risk management structure and organization for each of its Subsidiaries is as follows:

(i)	Interbank -

Board of Directors

Interbank’s Board of Directors is responsible for establishing an appropriate and integral risk management and promoting an internal environment that facilitates its development. The Board is continuously informed about the exposure degree of the various risks managed by Interbank.

The Board has created several specialized committees to which it has delegated specific tasks in order to strengthen risk management and internal control.

Audit Committee

The Audit Committee’s main purpose is to monitor that the accounting financial reporting processes are appropriate, as well as to evaluate the activities performed by the auditors, both internal and external. The Committee is comprised of three members of the Board and the Chief Executive Officer, the Internal Auditor, the Vice-President of Corporate and Legal Affairs and other executives may also participate therein, when required. The Committee meets at least six times a year in ordinary sessions and informs the Board about the most relevant issues discussed.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Comprehensive Risk Management Committee

The Comprehensive Risk Management Committee (“GIR”, by its Spanish acronym) is responsible for approving the policies and organization for comprehensive risk management, as well as the amendments to said policies. This Committee defines the level of tolerance and the exposure degree to risk that Interbank is willing to assume in its business and also decides on the necessary actions aimed at implementing the required corrective measures in case of deviations from the levels of tolerance to risk. The Committee is comprised of two Directors, the Chief Executive Officer and the Vice-Presidents. The Committee reports monthly to the Board of Directors the main issues it has discussed and the resolutions taken in the previous meeting.

Assets and Liabilities Committee

The main purpose of the Assets and Liabilities Committee (“ALCO”) is to manage the financial structure of the statement of financial position of Interbank, based on profitability and risk targets. The ALCO is also responsible for the proposal of new products or operations that contain components of market risk. Likewise, it is the communication channel with the units that generate market risk. The ALCO meets monthly and it is comprised of the Chief Executive Officer, the Vice-Presidents of Risks, Commercial, Finance, Operations, Distribution Channels, Capital Market and the Manager of Treasury / Position Desk.

Internal Audit Division -

Risk management processes of Interbank are monitored by the Internal Audit Division, which examines both the adequacy of the procedures and the compliance with them. The Internal Audit Division discusses the results of all assessments with Management and reports its findings and recommendations to the Audit Committee and Board of Directors.

(ii)	Interseguro -

Board of Directors

The Board of Directors is responsible for the overall approach to risk management and it is responsible for the approval of the policies and strategies currently used. The Board of Directors provides the principles for overall risk management, as well as the policies prepared for specific areas, such as foreign exchange risk, interest rate risk, credit risk and the use of derivative and non-derivative financial instruments.

Audit Committee

The main purpose of the Audit Committee is to monitor that the accounting and financial reporting process are appropriate, as well as to assess the activities performed by External and Internal Auditors. The Audit Committee is comprised of three Board members who do not fulfil any executive position within Interseguro, being at least one of them an Independent Director, who leads the Committee and cannot lead any other Committee within Interseguro. The Committee sessions can be attended by the Chief Executive Officer, the Audit Manager, the External Auditors and other executives when required. The Committee meets at least six times a year in ordinary sessions and informs the Board on the most relevant issues it has addressed.

Risk Committee

The Risk Committee is a corporate body created by the Board. It is responsible of defining the business risk limits of Interseguro through the approval of risk policies and the corrective measures needed to maintain adequate levels of risk tolerance. The Risk Committee is comprised of four Board members, the Risk Manager and the Chief Executive Officer.

Investment Committee

The Investment Committee is responsible of approving the limits of each security or real estate that may be included in Interseguro’s investment portfolio. This Committee is comprised of a several Board Members, the Chief Executive Officer and the Vice-President of Investments.

Internal Audit Division

Risk management processes throughout Interseguro are monitored by the Internal Audit Division, which reviews and assesses the design, scope and functioning of the internal control system and verifies the compliance of the legal requirements, policies, standards and procedures. The Internal Audit Division discusses the results of all assessments with Management and reports its findings and recommendations to the Audit Committee and Board of Directors.

(iii)	Inteligo Bank -

Inteligo Bank’s Board of Directors is responsible for the establishment and monitoring of the risk administration policies. In order to manage and monitor the various risks Inteligo Bank is exposed to, the Board of Directors has created the Credit and Investment Committee, the Assets and Liabilities Committee, the Credit Risk Committee and the Audit Committee.

Due to the Covid-19 pandemic, the Group, through its different risk management bodies, has been monitoring and implementing diverse measures to address and counter the negative effects of the pandemic on its subsidiaries. See Note 1(b.3).

(b)	Risk measurement and reporting systems -

The Group uses different models and rating tools. These tools measure and value the risk with a prospective vision, thus allowing the making of better risk decisions in the different stages or life cycle of client or product.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Said models and tools are permanently monitored and periodically validated in order to assure that the levels of prediction and performance are being maintained and to make the corrective actions or adjustments, when needed.

(c)	Risk mitigation and risk coverage -

In order to mitigate its exposure to the various financial risks and provide adequate coverage, the Group has established a series of measures, among which the following stand out:

-	Policies, procedures, methodologies, models and parameters aimed to allow for the identification, measurement, control and reporting of diverse financial risks;
-	Review and assessment of diverse financial risks, through specialized units of risk screening;
-	Timely monitoring and tracking of diverse financial risks and their maintenance within a defined tolerance level;
-	Compliance with regulatory limits and establishment of internal limits for exposure concentration; and
-	Procedures for guarantees managing.

Likewise, as part of its comprehensive risk management, in certain circumstances the Group uses derivative financial instruments to mitigate its risk exposure, which arises from the variations in interest rates and foreign exchange rates.

(d)	Risk concentration -

Through its policies and procedures, the Group has established the guidelines and mechanisms needed to prevent excessive risk concentration. In case any concentration risk is identified, the Group works with specialized units that enable it to control and manage said risks.

30.1	Credit risk
(a)

The Group opts for a credit risk policy that ensures sustained and profitable growth in all its products and business segments it operates. In doing so, it applies assessment procedures for the adequate decision-making, and uses tools and methodologies that allow the identification, measurement, mitigation and control of the different risks in the most efficient manner. Likewise, the Group incorporates, develops and reviews regularly management models that allow an adequate measurement, quantification and monitoring of the loans granted by each business unit and also encouraging the continuous improvement of its policies, tools, methodologies and processes. Additionally, as consequence of the Covid-19 pandemic, the behavior and performance of the expected credit losses of the retail and commercial clients has been affected, thus requiring a greater monitoring of results, which has also implied to perform certain subsequent adjustments to the expected loss model in order to be able to capture the effects of the current situation, which has generated a high level of uncertainty in the estimation of the loans expected loss.

(b)

The Group is exposed to credit risk, which is the risk that a counterparty causes a financial loss by failing to comply with an obligation. Credit risk is the most important risk for the Group’s business; therefore, Management carefully manages its exposure to credit risk, which arise mainly in lending activities that lead to loans and investment activities that contribute with securities and other financial instruments to the Group’s asset portfolio. There is also credit risk in the financial instruments out of the consolidated statement of financial position, such as contingent credits (indirect loans), which expose the Group to risks similar to those of direct loans, being mitigated with the same control processes and policies. Likewise, credit risk arising from derivative financial instruments is, at any time, limited to those with positive fair values, as recorded in the consolidated statement of financial position.

As of the date of the consolidated statement of financial position and under IFRS 9, impairment allowances are established for expected credit losses. Significant changes in the economy or in the particular situation of an economic sector that represents a concentration in the Group’s portfolio could result in losses that are different from those provisioned for as of the date of the consolidated statement of financial position.

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, geographical and industry segments. Said risks are monitored on a revolving basis and subject to continuous review.

The Group’s exposure to credit risk is managed through the regular assessment of debtors and their potential capability to pay the principal and interest of their obligations, and through the change in exposure limits, when appropriate.

The exposure to credit risk is also mitigated, in part, through the obtaining of personal and corporate collateral. Nevertheless, there is a significant part of the financial instruments where said collateral cannot be obtained. Following is a description of the procedures and policies related to collateral management and valuation of collaterals.

Policies and procedures for management and valuation of guarantees -

Collateral required for financial assets other than the loan portfolio are determined according to the nature of the instrument. However, debt instruments, treasury papers and other financial assets are in general not guaranteed, except for securities guaranteed with similar assets and instruments.

The Group has policies and guidelines established for the management of collateral received to back loans granted. The assets that guarantee loan operations bear a certain value prior to the loan approval and the procedures for their updating are described in the internal rules. In order to manage guarantees, the Group operates specialized divisions for the establishment, management and release of guarantees.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Collateral that back loan operations include different goods, property and financial instruments (including cash and securities). Their preferential status depends on the following conditions:

-	Easy convertibility into cash.
-	Proper legal documentation, duly registered with the corresponding public registry.
-	Do not have previous obligations that could reduce their value.
-	Their fair value must be updated.

Long-term loans and fundings granted to corporate entities are generally guaranteed. Consumer loans granted to small companies are not generally guaranteed.

Management monitors the fair value of collateral, and with the purpose of mitigating credit losses, requests additional collateral to the counterparty as soon as impairment evidence exists. The proceeds from the settlement of the collateral obtained are used to reduce or repay the outstanding claim.

In the case of derivative financial instruments, the Group maintains strict control limits on net open derivative positions (the difference between purchase and sale contracts), both in amount and term. The amount subject to credit risk is limited to the current fair value of instruments that are favorable to the Group (for example, an asset when its fair value is positive), which in relation to derivatives is only a small fraction of the contract, or notional amount used to express the volume of instruments outstanding. This credit risk exposure is managed as part of the overall lending limits with customers, together with potential exposures from market movements. Collateral or other securities are not usually obtained for credit risk exposures on these instruments.

Settlement risk arises in any situation where a payment in cash, securities or equity is made in the expectation of a corresponding receipt in cash. Daily settlement limits are established for each counterparty in order to cover the aggregate of all settlement risk arising from the Group’s market transactions on any single day.

(c)	Maximum exposure to credit risk -

As of December 31, 2020 and 2019, Management estimates that the maximum credit risk to which the Group is exposed is represented by the book value of the financial assets which show a potential credit risk and consist mostly of deposits in banks, inter-bank funds, investments, loans (direct and indirect), without considering the fair value of the collateral or guarantees, derivative financial instruments transactions, receivables from insurance transactions and other monetary assets. In this sense, as of December 31, 2020 and 2019, the main captions were formed as follows:

-	89.5 percent and 80.4 percent, respectively, of cash corresponds to amounts deposited in the Group’s vaults or in the BCRP;
-	85.5 percent and 89.3 percent, respectively, of the loan portfolio is classified into the two lower credit risk categories defined by the Group under IFRS 9 (high and standard grade);
-

88.4 percent and 91.8 percent, respectively, of loans is deemed non-past-due and non-impaired; it is worth mentioning that, because of the effects of Covid-19, the Group has rescheduled loans that met certain requirements. The balance of rescheduled loans as of December 31, 2020 amounts approximately to S/10,489,000,000.

-

89.0 percent and 89.8 percent, respectively, of investments at fair value through other comprehensive income and investments at amortized cost have at least an investment grade (BBB- or higher) or are debt instruments issued by the BCRP or the Peruvian Government; and

-	97.6 percent and 97.7 percent of accounts receivable from insurance premiums and leases of the investment properties is deemed non-past due and non-impaired.
-

In addition, as of December 31, 2020, the Group holds loans (direct and indirect) and investments in fixed income instruments issued by entities related to the infrastructure sector that, in recent years, have been exposed to local and international events, for an amount of approximately of S/1,073,875,000 (S/225,373,000 in direct loans and S/848,502,000 in indirect loans) and S/850,003,000, respectively (S/808,290,000 (S/186,095,000 in direct loans and S/622,195,000 in indirect loans) and S/928,742,000, respectively, as of December 31, 2019).

(d)	Impairment assessment for loan portfolios -

The main objective of the impairment requirements is to recognize expected credit losses during the average life of financial instruments when there has been a significant increase in credit risk after the initial recognition — as evaluated on a collective or individual basis — considering all reasonable and sustainable information, including that which refers to the future. If the financial instrument does not show a significant increase in credit risk after the initial recognition, the provision for credit losses shall be calculated as 12-month expected credit losses (Stage 1), as defined in Note 3.4(h).

Under some circumstances, entities may not have reasonable and sustainable information available without disproportionate effort or cost to measure the expected credit losses during the lifetime of the asset on an individual instrument basis. In that case, expected credit losses during the asset’s lifetime shall be recognized on a collective basis considering information about the overall credit risk. The financial assets for which the Group calculates the expected loss under a collective assessment include:

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

-

All direct and indirect (contingent) loans related to stand-by letters, guarantees, bank guarantees and letters of credit. Except for short-term reasons, certain clients that belong to the infrastructure sector.

-	Debt instruments measured at amortized cost or at fair value through other comprehensive income.

The expected credit loss is estimated collectively for each loan portfolio with shared similar risk characteristics. Not only default indicators, but all information such as: macroeconomic projections, type of instrument, credit risk ratings, types of guarantees, date of initial recognition, remaining time to maturity, among other indicators.

For the collective impairment assessment, the financial assets are grouped based on the Group's internal credit rating system, which considers credit risk characteristics, such as: type of asset, economic sector, geographical location, type of guarantee, among other relevant factors.

Expected losses are calculated under the identification and multiplication of the following risk parameters:

-	Probability of Default (PD): It is the likelihood of a default over a particular time horizon that a counterpart will be unable to meet its debt obligations and with it is cataloged as default.
-	Loss Given Default (LGD): Measures the loss in percentage terms on total exposure at default (see Exposure at default).

-Exposure at Default (EAD): Represents the total value that the Group can lose upon default of a counterpart.

(d.1)	Definition of default:

In accordance with IFRS 9, the Group determines that there is default on a financial asset when:

-	The borrower is unlikely to pay their credit obligations to the Group in full, without recourse by the Group to actions such as realizing guarantee (if applicable); or
-	The borrower is past due by more than 90 days on any material credit obligation to the Group.

In assessing whether a borrower presents default, the Group considers the following indicators:

-Qualitative: contracts in judicial and prejudicial proceedings.

-Quantitative: contracts in default for more than 90 days.

-	Based on data prepared internally and obtained from external sources such as:
-	Significant changes in indicators of credit risk
-	Significant changes in external market indicators
-	Real or expected significant change in the external and/or internal credit rating
-	Existing or forecast adverse changes in the business, economic or financial conditions that are expected to cause a significant change in the borrower’s ability to meet their debt obligations
-	Real or expected significant change in the operating results of the borrower
-	Existing or future adverse changes in the regulatory, economic or technological environment of the borrower that results in a significant change in their ability to meet their debt obligations.

Likewise, losses recognized in the period are affected by several factors, such as:

-

Financial assets moving from Stage 1 to Stage 2 or Stage 3 because there has been a significant increase in their risk since initial recognition or they present impairment at the analysis date, respectively. As a result, lifetime expected losses are calculated.

-	Impact on the measurement of expected losses due to changes in PD, EAD and LGD resulting from the update of the inputs used.
-	Impact on the measurement of expected losses due to changes in the models and assumptions used.
-	Additional provisions for new financial instruments reported during the period.
-	Periodic reversion of the discount of expected losses due to the passage of time, as they are measured based on the present value.
-	Financial assets written off during the period.
-	Exchange difference arising from financial assets denominated in foreign currency.

(d.1.1)Internal rating and PD:

The Group’s loans are segmented into homogeneous groups with shared similar credit risk characteristics as detailed below:

-	Personal Banking (credit cards, mortgages, payroll loans, consumer loans and vehicular loans)
-	Small Business Banking (segments S1, S2 and S3)
-	Commercial Banking (Corporate, Institutional, Companies and Real estate)

In the case Interbank, Credit Risk Department determines its risk level according to the following classification, as of December 31, 2020 and 2019:

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

2020
Banking	Segment	High grade	Standard grade	Grade lower than standard
		PD less than or equal (*):	PD Range (*)	PD equal or higher than (*):

	Credit card	8.01%	8.02% - 20.72%	20.73%
	Mortgage	1.98%	1.99% - 7.41%	7.42%
	Payroll loans	2.27%	2.28% - 5.58%	5.59%
Personal Banking	Consumer	10.04%	10.05% - 23.77%	23.78%
	Vehicular	3.95%	3.96% - 12.62%	12.63%

	Segments S1 and S2	8.73%	8.74% - 21.12%	21.13%
Small Business Banking	Segments S3	6.37%	6.38% - 17.13%	17.14%

	Corporate	1.67%	1.67%	1.67%
Commercial Banking	Institutional	0.42%	0.42%	0.42%
	Companies	3.09%	3.10% - 8.61%	8.62%
	Real estate	6.33%	6.33%	6.33%

2019
Banking	Segment	High grade	Standard grade	Grade lower than standard
		PD less than or equal to:	PD Range	PD equal or higher than:

	Credit card	9.48%	9.49% - 20.77%	20.78%
	Mortgage	2.17%	2.18% - 7.38%	7.39%
	Payroll loans	3.61%	3.62% - 8.27%	8.28%
Personal Banking	Consumer	8.26%	8.27% - 19.63%	19.64%
	Vehicular	3.56%	3.57% - 10.90%	10.91%

	Segments S1 and S2	6.01%	6.02% - 16.11%	16.12%
Small Business Banking	Segments S3	3.26%	3.27% - 7.91%	7.92%

	Corporate	1.80%	1.81% - 4.56%	4.57%
Commercial Banking	Institutional	0.50%	0.50%	0.50%
	Companies	2.23%	2.24% - 5.34%	5.35%
	Real estate	4.46%	4.47% - 7.11%	7.12%

(*)

It is worth mentioning that the probability of default indicated are exclusively those determined by the statistical model and, therefore, do not include the subsequent adjustments to the model that have been originated as consequence of the pandemic, see further detail in 30.1 (d.6)

The main objective is to generate statistical models that allow forecasting the applicant’s level of credit risk. The development of these models incorporates both qualitative and quantitative information, as well as client specific information that may affect their performance.

These rating models are monitored on a regular basis because with time passing some factors may have a negative impact on the model’s discriminating power, and stability due to changes in the population or its characteristics.

Each rating has an associated PD, which is adjusted to incorporate prospective information. This is replicated for each macroeconomic scenario, as appropriate.

To calculate the PD, two differentiated methodologies have been developed, which are described below:

-	Transition matrixes

Its objective is to determine the probability of default over a 12-month horizon based on the maturity of the operation, by analyzing the conditional probability of transition from one credit rating state to another. This method is suitable for loans with high exposure and wide data availability. The intention is to calculate the PD based on the maturity of the operation.

-	Default ratio

Its objective is to determine the probability of default over a 12-month horizon based on the level of risk with which the operation begins, based on a counting analysis and the percentage of cases that report a default mark. This method is suitable for loans with poor data availability by type of maturity.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Given the nature of the portfolios and the availability of historical information, the method to estimate the PD for each portfolio is presented below:

Banking / Segments	Transition matrix	Default ratio

Personal banking:
Credit cards	X
Mortgage	X
Payroll loan	X
Consumer		X
Vehicular		X
Small business banking		X
Commercial banking
Corporate		X
Institutional		X
Companies	X
Real estate		X

Likewise, Interbank has implemented a system to monitor its commercial sector clients in a more personalized way, based on warnings, changes in rating, reputation problems, among others.

At each reporting date, for indirect loans (contingent), as happens for direct loans, the expected loss is calculated depending on the stage in which each operation is located; that is, if it is in Stage 1, the expected loss is calculated with a 12-month view. If it is in Stage 2 (if the operation shows a significant risk increase since the initial recognition) or Stage 3 (if the operation has a default), the expected loss is calculated for the remaining life of the asset.

The Group considers the changes in credit risk based on the probability that the obligor will fail to comply with the loan agreement.

As of December 31, 2020 and 2019, the Group holds stand-by letters and guarantees with entities related to the infrastructure sector that, in recent years, has been exposed to national and international events. To determine the expected losses of these entities, the Group, in a complementary manner, has performed an individual assessment to determine if the operation is in Stage 1, Stage 2 or Stage 3.

The criteria established to assign the risk to each one of the operations that are evaluated under an individual evaluation use the following combination of factors: quantitative, qualitative and financial.

To estimate the PD for the lifetime of a financial asset, a transformation to a 12-month PD is made according to the year of remaining life. That is, the PD is determined for a lifetime by an exponentiation of the 12-month PD.

At Inteligo Bank, both for Personal Banking and Commercial Banking, the internal model developed (scorecard) assigns 5 levels of credit risk: low, medium low, medium, medium high, and high. This methodology evaluates the scoring, increase or decrease of risks, taking into consideration the loan structure and the type of client; therefore, there is one scorecard for Personal Banking and another for Commercial Banking.

(d.2)	Loss Given Default (LGD):

It is an estimated loss in case of default. It is the difference between contractual cash flows due and those expected to be received, including guarantees. Generally, it is expressed as an EAD percentage.

In the case of Interbank, the calculation of the LGD has been developed under three differentiated methods, which are described below:

-	Closed recoveries

Those in which a client entered and left default (due to debt settlement, application of penalty or refinancing) over a course of up to 65 months.

-	Open recoveries

Those in which a client entered and did not manage to exit default over a course of up to 65 months. This method identifies the adjustment factor that allows to simulate the effect of a closed recovery process. Thus, a recovery curve is built from the information of closed recovery processes and a recovery rate curve is estimated based on the number of months of each process.

This methodology is applied to the Mortgage and Commercial Banking loan portfolios.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

In the case of Inteligo Bank, for those credits that are classified in Stage 1 or Stage 2 at the reporting date, the regulatory recoveries of the Central Bank of the Bahamas and the Superintendence of Banks of Panama are used, using stressed scenarios for each type of guarantee.

(d.3)	Exposure at default (EAD):

Exposure at default represents the gross carrying amount of financial instruments subject to impairment, which involves both the client's ability to increase exposure as default approaches and possible early repayments. To calculate the EAD of a loan in Stage 1, potential default events are evaluated over a 12- month horizon. For financial assets in Stage 2 and Stage 3, exposure at default is determined over the life of the instrument.

A calculation methodology has been developed for those portfolios that present a defined schedule, differentiating those transactions that consider prepayment and those that do not consider prepayment; and another methodology that is based on building the credit risk factor for those portfolios that allow the client the ability to use a line of credit (revolving products) and, therefore, the percentage of additional use of the credit line that the client could use in the event of a default must be calculated.

(d.4)	Significant increase in credit risk:

The Group has established a framework that incorporates quantitative and qualitative information to determine whether the credit risk on a financial instrument has significantly increased since initial recognition, both for loans and investments. The framework is aligned with the Group's internal credit risk management process.

In certain cases, using its expert credit judgment and, where possible, with relevant historical experience, the Group may determine that an exposure has experienced a significant increase in credit risk when certain qualitative indicators that may not be captured by a timely quantitative analysis.

At each reporting date, expected losses are calculated depending on the stage of each loan, as each one is evaluated with a different life period.

-	Stage 1 -

12-month expected losses are calculated. For this, the following risk parameters are multiplied: the 12-month forward-looking PD for year 1 of the remaining life, the client's LGD, and the EAD for year 1 of the remaining life for operations with payment schedule or the balance as of the reporting date for operations without payment schedule.

-	Stage 2 -

Lifetime expected losses are calculated for the entire remaining life of the asset. For operations with payment schedule, they are calculated in each year of remaining life by multiplying the following risk parameters: 12-month forward-looking PD, the client's LGD, and the EAD of the corresponding year of remaining life, and then the summation is done. For operations without payment schedule, they are calculated by multiplying the lifetime forward-looking PD, the client's LGD, and the balance as of the reporting date.

-	Stage 3 -

Expected losses are calculated by multiplying the PD (equal to 100 percent) by the client’s LGD and the balance as of the reporting date.

The Group classifies the operations with a significant increase in the risk of each portfolio such as marked refinanced operations, operations with arrears longer than 30 days (for all portfolios except Mortgages that considers arrears longer than 60 days), or operations marked “Leave” or “Reduce” in the surveillance system for the Commercial Banking portfolio.

Likewise, the evaluation of the significant risk increase is made by comparing the 12-month PD to the date of origin and the 12-month PD to the date of the report adjusted by the forward-looking factor, according to the quantitative criteria of absolute variation and relative variation. The Group has established a range of average absolute variation of 2% and an average relative variation of 600%, depending on the type of portfolio.

The Group periodically evaluates the following warning signs and criteria to assess whether the placement presents a significant increase in credit risk (Stage 2):

-	Rescheduled loans.
-	Infractions to the covenants.
-	Forced interventions by governments in the primary and secondary markets of obligors.
-	Involvement of the borrower in illicit, political and fraud business.
-	Impairment of guarantees (underlying assets).
-	Arrears or short and frequent failures to pay installments.
-	Significantly adverse macroeconomic, regulatory, social, technological and environmental changes.
-	Other assessments and/or warnings (financial statements, EBIT evaluation, financial indicators by industry, regulatory criteria, others).

On the other hand, the Group monitors the effectiveness of the criteria used to identify significant increases in credit risk through periodic reviews to confirm that:

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

-	Criteria are able to identify significant increases in credit risk before an exposure is in default;
-

Criteria do not align with point in time (PiT) when an asset is more than 30 days past due. In particular, as consequence of the great and unprecedented uncertainty caused by the Covid-19 pandemic, in order to comply with the regulating requirement, the risk parameter PiT has been adjusted for rescheduled loans by using the expert judgment (see (d.5) in this Note);

-	The average time between the identification of a significant increase in credit risk and default is reasonable;
-	Exposures usually do not transfer directly from the measurement of 12-month expected losses to impaired loans; and
-	There is no unjustified volatility in the allocation of expected credit losses between the measurement of 12-month expected credit losses and lifetime expected credit losses.

Subsequently, the expected loss of each scenario (optimistic, base and pessimistic) is calculated as the sum of the expected loss of each Stage. Finally, the expected loss of the portfolio is calculated by assigning weights to each scenario based on their respective probability of occurrence.

An operation shall migrate from Stage 1 to Stage 2 due to significant risk increase, if comparing the current PD with the PD at the moment it was generated it is observed an increase (relative and absolute variation) in the PD that exceeds the established thresholds.

On the other hand, the methodology introduces the concept of cure for the Mortgage, Corporate and Business portfolios. According to this concept, a loan in Stage 3 that has been recovered through the payment of the debt, does not migrate directly to Stage 1, instead of continuing in Stage 2 during an observation window of 12 months, in order to secure a consistent behavior in the transaction’s risk, as well as to mitigate the migration volatility between risk stages.

(d.5)	Rescheduled loans:

Because of the pandemic scenario as consequence of Covid-19 explained in Note 1(b), the SBS, through Official Multiple Letters No. 10997-2020, 11150-2020 and 11170-2020, authorized financial entities to grant credit facilities (rescheduling) to clients that meet certain requirements specified by the mentioned regulations. In application of said rule, Interbank,  determined three types of rescheduling:

-	Unilateral: loans that Interbank reschedules proactively over part of the loan’s balance.
-	Landing: loans rescheduled at the client’s request over part of the loan’s balance.
-	Structural: loans rescheduled proactively by the Bank or at the client’s request and over the entire loan’s balance.

These rescheduled loans granted payment facilities to clients, for instance: modification of payment schedules, granting of grace periods, decrease of interest rates, fractioning and reduction of payment installments, among other measures.

Interbank performed an assessment to define whether these rescheduled contracts represented, or not, a substantial modification under IFRS 9 Financial Instruments. From that assessment, the new cash flows of the rescheduled loans did not generate substantial nor significant changes in the conditions initially contracted by the client; therefore, the adjustments in the conditions did not generate any substantial modification and, thus, neither a derecognition of the financial asset.

With the purpose of reflecting the effect of the non-substantial contractual modification, Interbank calculated the modification loss as the difference between the present net values of:

-	The cash flows prior to the modification, discounted at the original effective interest rate, that is, the gross book value prior to the modification; and
-

The modified cash flows (based on the installments updated by the revised effective interest rate) discounted at the original effective interest rate, that is, the gross book value posterior to the modification.

Following is the effect of the adjustment performed by Interbank in order to reflect the impact of the modification of the contractual cash flows due to rescheduled loans as of December 31, 2020:

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	Customers	Rescheduled balances	Impairment
	thousands	S/(000)	S/(000)
Commercial loans	5	2,593,219	-
Consumer loans	370	4,727,904	115,274
Mortgage loans	15	2,806,953	19,102
Small and micro-business loans	10	361,220	-
Total	400	10,489,296	134,376

(d.6)Subsequent adjustments to the model

The risks and uncertainties arising from Covid-19 have not been adequately reflected in existing statistical models that are parameterized to calculate the expected loss of the Group, mainly for the loans that have been rescheduled. Due to the fact that there is no historical precedent of said event and with significant rescheduled loans volumes, Interbank assessed a series of expert judgment for each rescheduled loans with the purpose to calculate the expected loss in compliance with the regulating requirement.

It is worth mentioning that Interbank initially considered to identify rescheduled subgroups with higher risk characteristics in Stage 1 to migrate them to Stage 2.  However, due to the large increase in the number of rescheduled loans, government measures and the evolution of the pandemic itself, it was required to migrate more reschedule loans to higher-risk stages according to expert judgement (migration from Stage 2 to Stage 3), which also included increases of higher default probabilities.

Following is the detail of the subsequent adjustments to the model of expected loss that were made to incorporate in the computation the effects of the uncertainty and risks generated by these rescheduled loans in the recent scenario of Covid-19 pandemic:

Retail Banking

Expert judgments were established based on the previous experience and the historical information of events that may have some sort of similarity, although restricted to certain sectors and/or geographical areas, with the current scenario such as: Financial Crisis of 2008 and El Niño event of 2016. Thus, an analysis of non-performing rates was carried out in order to obtain a risk ranking. This way, the historical non-performing rates were allocated through transition matrices by number of past due days.

Based on this, the following criteria were defined:

-

Landing rescheduled loans: in relation with Credit Cards and Consumer loans presenting past-due installments or multiple rescheduling of this type, it was determined the migration of loans from Stage 1 to Stage 2, and from Stage 2 to Stage 3 given that such events would justify a significant increase in the loans risk or in default indicators, respectively. For the rest of portfolios, the statistical model was followed and, therefore, no expert judgment was applied. This is because the model itself already captured the expected risks and uncertainty.

-

Structural rescheduled loans: for all portfolios, a percentage of their total balance classified in Stage 1 and Stage 2 migrated to Stage 3. Likewise, the remaining percentage in Stage 1 that was not migrated to Stage 3, due to expert judgment was migrated to Stage 2. That is, for all the structural rescheduled loans that in the moment of rescheduling were classified in Stage 1, the entirety of their balance was migrated to one of the two subsequent stages (Stage 2 or Stage 3). This considering the potential risk that this type of rescheduling represents, for it exists a significant increase in risk because payment difficulties are being shown in a wider manner and/or signs of default are already being identified in certain clients.

-

Unilateral rescheduled loans: for all portfolios, it was stablished the automatic migration criterium to the next superior Stage; that is, from Stage 1 to Stage 2, and from Stage 2 to Stage 3; considering the analysis conducted by the Bank in order to grant unilateral rescheduling in function of the credit record of the client, its economic sector, among other factors.

It is worth mentioning that, in order to carry out migrations for each expert judgement, average risk parameters have been considered according to the stage at which the operation migrates and the portfolio to which it belongs. This way, for the Credit Cards loans, Consumer loans and Vehicular loans, which concentrate the highest rescheduled balance amounts and are more atomized, it was decided a more granular methodology for the calculation of the PD’s risk parameter used, specifically for the migration to Stage 2. The average PDs for each portfolio are shown below:

	Landing	Estructural	Unilateral
Credit Cards	40.2%	40.5%	41.6%
Consumer	28.1%	31.8%	34.8%
Vehicular	-	14.8%	16.6%

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Related to mortgage loans, it was considered that their risk profile to mature and impaired because people prioritize the payments of this type of loans over other financial products. Thus, in determining the PD to be used in the migration from Stage 1 to Stage 2, it was considered the smallest PD of Stage 2 because of the nature of the portfolio, which at the time of establishing this methodology corresponded to the refinanced group (43%):

For this same portfolio (Mortgage) in December 2020 it was established, through a stress analysis that considered the impact level of the Covid-19 by economic sectors, to make a post-model adjustment. Said stress analysis consisted of, in the first place, establishing 4 levels of impact (High, Medium High, Medium and Low) depending on the economic sector to which the customer belongs and, after that, performing a migration of clients from Stage 1 to Stage 2 and those who were in Stage 2 to Stage 3, but exclusively those most vulnerable sectors (high and medium high impact categories).

It is worth mentioning that the expert judgments were not applied to the Payroll Loans (loans are aimed to people working for state-run institutions) because this portfolio presents a low risk of collecting considering that the collection of credit fees is charged directly on the payroll and that government institutions have the least personnel turnover.

Finally, the expert judgments detailed in the paragraphs above have mainly been applicable to rescheduled loans because for loans that were not rescheduled, the results of the statistical models used by Interbank are within the stability thresholds and, therefore, the expected loss model under IFRS 9 captures their risk. That is, the economic situation of these loans, in general, has not been significantly impacted during the year 2020.

Small Business Banking

Two expert judgments were defined, both considering the migration from Stage 1 to Stage 2. The first expert judgment is based on the analysis of the past-due days, risk level and business vulnerability of businesses to the current situation It should be noted that the mentioned risk is defined by the Credit Bureau scoring models, which predict the probability that the client enters into a non-performing situation of more than 90 days past due.

The second criteria is based on the large impact that the pandemic has had on small businesses, identifying that approximately 60% of the operating businesses presented a decrease in sales at least of two digits. Therefore, the same percentage of the loans rescheduled migrated from Stage 1 to Stage 2.

Based on the above, there were signs of an expected impairment and thus it should be considered a PD high enough for Stage 2 which allows to capture this effect, because sufficient information was not available to determine the payment behavior of these clients.

Commercial Banking

The expert judgment applied for Commercial Banking consisted of migrating the rescheduled clients from Stage 1 to Stage 2. The analysis of said clients was performed individually and it was considered whether the sector to which they belong is seriously affected as it is the case of tourism, restaurants and textile sectors; it was also evaluated the tax liability or unregularized protest they have, and whether the level of sales or financial ratios were negatively impacted.

Subsequent adjustment to the model for all portfolios - Macroeconomic projections

Interbank’s projections anticipated in the last days of the year 2020, a moderation of the country’s economic growth rate during the first quarter of the year 2021, mainly due to the acceleration of contagions, the crisis of the health system, the second wave in Europe, the new variant of coronavirus detected in the United Kingdom and the high probability of a new quarantine in the country. Because of this, Interbank revised and adjusted its estimates as of December 31, 2020.

The following is the amount of the expected loss as of December 31, 2020 as determined by the model and the post-model adjustments explained in previous paragraphs:

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	Model	Post-model adjustments	Post-model adjustments - macro projections	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Retail Banking
Credit Cards	762,212	739,036	222,851	1,724,099
Mortgage	80,858	101,871	5,250	187,979
Consumer	241,363	206,460	74,641	522,464
Payroll loans	145,511	-	-	145,511
Vehicular	17,222	3,323	852	21,397
Total Retail Banking	1,247,166	1,050,690	303,594	2,601,450

Small Business Banking	162,171	79,129	(13,419)	227,881

Commercial Banking
Corporate	80,952	1,972	4,524	87,448
Institutional	89,348	493	10,423	100,264
Business	2,477	2	686	3,165
Real estate	18,479	-	3,887	22,366
Total Commercial Banking	191,256	2,467	19,520	213,243
Total	1,600,593	1,132,286	309,695	3,042,574

(d.7)Reactiva Peru

The National Government Guarantees Program “Reactiva Peru”, created by Legislative Decree 1455, and amended by Legislative Decree 1457, aims to provide a quick and effective response to the liquidity needs faced by companies due to the impact of Covid-19.

Thus, the Program seeks to ensure the continuity of the payment chain, pledging guarantees to micro, small, medium and large companies so that they can access to working capital loans, and, therefore, fulfill their short-term obligations to their workers and suppliers of goods and services.

The Government of Peru, through the Ministry of Economy and Finance, guarantees the loans granted by the Companies of the Financial System (“ESF” by its Spanish acronym). The program was initiated with S/30,000,000,000 in guarantees, subsequently, Legislative Decree 1485 extended the amount of guarantees in S/30,000,000,000 additional, reaching S/60,000,000,000.

The term of the loan guaranteed by "Reactiva Peru" is 36 months, with a 12-month grace period. The maximum loan amount for each benefited company is S/10,000,000.

Interest is recorded in a cumulative basis and the collateral execution is made 90 calendar days after the first past due payment. The collateral granted by “Reactiva Peru” covers the outstanding balance of the loan, with a coverage which depending on the loan’s amount, ranges between 80% and 98%.

(d.8)	Prospective information

Expected credit losses consider information about the overall credit risk. Information about the overall credit risk must incorporate not only information on delinquency, but also all relevant credit information, including forward-looking macroeconomic information.

In order to comply with the regulatory requirement, it has been determined that the methodology includes the aforementioned effects within the expected loss.

The estimation of expected credit losses will always reflect the possibility of a credit loss, even if the most likely result is not credit loss. Therefore, estimates of expected credit losses are required to reflect a weighted, unbiased amount that is determined by evaluating a range of possible outcomes.

To capture these effects, the Group uses internally developed stress models that seek to stress the probability of default based on different macroeconomic variable projection scenarios.

The Group has defined three possible scenarios for each portfolio: optimistic, base and pessimistic, assigning the following weights to each of them:

-	Base – 40%
-	Optimistic – 30%
-	Pessimistic – 30%

Within the analysis carried out for the projection of probability of default, the projection period determined is 36 months (3 years). For projections after that period, the same information of that last year is considered, because it is deemed that projections beyond this period lose statistical significance, as evidenced by observing thresholds of confidence levels.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Macroeconomic variables used as of December 31, 2020:

	Scenario	2021	2022	2023

Gross domestic product (annual % var.)	Optimistic	7.7%	9.9%	6.7%
	Base	5.6%	9.4%	6.5%
	Pessimistic	(9.8%)	9.7%	10.4%
Unemployment rate (annual % var.)	Optimistic	8.3%	7.1%	6.0%
	Base	9.3%	7.7%	6.4%
	Pessimistic	14.5%	12.4%	9.1%
Consumption (annual % var.)	Optimistic	11.3%	15.5%	10.7%
	Base	10.3%	15.0%	10.7%
	Pessimistic	0.9%	21.3%	13.6%
Domestic demand (annual % var.)	Optimistic	11.4%	12.3%	8.4%
	Base	10.8%	11.7%	8.4%
	Pessimistic	0.5%	17.7%	11.1%
Purchasing power (annual % var.)	Optimistic	(6.8%)	9.5%	12.2%
	Base	(8.7%)	8.0%	12.3%
	Pessimistic	(16.3%)	0.4%	13.2%
Real compensation (annual % var.)	Optimistic	8.2%	18.5%	14.0%
	Base	5.3%	18.1%	14.5%
	Pessimistic	(5.1%)	13.7%	19.0%
Unit labor costs	Optimistic	(1.9%)	8.6%	8.4%
	Base	(3.9%)	8.7%	9.0%
	Pessimistic	(5.2%)	(0.7%)	10.3%

Macroeconomic variables used as of December 31, 2019:

	Scenario	2020	2021	2022

Gross domestic product (annual % var.)	Optimistic	4.9%	4.2%	3.8%
	Base	2.9%	3.7%	3.6%
	Pessimistic	(2.2%)	2.4%	5.1%
Unemployment rate (annual % var.)	Optimistic	3.3%	(4.7%)	2.7%
	Base	10.4%	(1.5%)	(2.2%)
	Pessimistic	30.9%	28.3%	(17.5%)
Public consumption (annual % var.)	Optimistic	4.3%	3.7%	3.0%
	Base	2.7%	3.0%	2.7%
	Pessimistic	(1.9%)	1.4%	3.8%
Inflation (CPI annual % var.)	Optimistic	2.5%	2.1%	2.2%
	Base	2.3%	2.1%	2.2%
	Pessimistic	4.5%	0.7%	2.1%
Domestic demand (annual % var.)	Optimistic	3.9%	3.8%	4.0%
	Base	2.3%	3.4%	3.6%
	Pessimistic	(2.4%)	2.3%	5.3%
Exchange rate (annual % var.)	Optimistic	(3.5%)	0.7%	0.9%
	Base	(0.4%)	0.0%	0.0%
	Pessimistic	18.0%	(6.9%)	(5.9%)
Purchasing power (annual % var.)	Optimistic	1.1%	1.2%	1.8%
	Base	2.2%	0.8%	1.1%
	Pessimistic	1.7%	(0.7%)	(1.7%)
Real compensation (annual % var.)	Optimistic	1.2%	2.9%	3.7%
	Base	2.0%	1.9%	3.0%
	Pessimistic	0.2%	(1.6%)	2.3%

For the determination of these macroeconomic variables, different external sources of recognized prestige have been considered. The impact of these macroeconomic variables on the expected loss differs for each portfolio depending on the sensitivity in each of them.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The following tables summarize the impact of multiple scenarios on the expected credit loss of direct and indirect loans (optimistic, base and pessimistic):

December 31, 2020%		Total
		S/ (000)
Optimistic	30	890,525
Base	40	1,201,155
Pessimistic	30	950,894
Total		3,042,574

December 31, 2019%		Total
		S/ (000)
Optimistic	30	420,908
Base	40	558,451
Pessimistic	30	455,114
Total		1,434,473

During 2020, the Group, given the recent context, stressed the model of economic projections in order to capture the uncertainty generated for the Covid-19 pandemic and opted to change the pessimist scenario to a more severe scenario, thus the impact of this change was approximately S/23,000,000.

Guarantees:

The fair value of the loan guarantees as of December 31, 2020 and 2019, is presented below:

	Fair value of the credit guarantee under the base scenario
As of December 31,2020	Maximum exposure to credit risk	Cash	Investments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Subject to impairment
Financial assets
Cash and due from banks	18,765,482	—	—	—	—	—	18,765,482	—
Commercial loans	22,001,567	643,364	1,472,805	11,434,918	7,737,944	21,289,031	712,536	237,760
Small and micro-business loans	1,942,895	—	—	—	—	—	1,942,895	145,714
Consumer loans	11,416,175	—	—	—	—	—	11,416,175	2,413,393
Mortgage loans	7,721,267	—	—	14,555,850	—	14,555,850	(6,834,583)	187,984
Direct loans	43,081,904	643,364	1,472,805	25,990,768	7,737,944	35,844,881	7,237,023	2,984,851
Debt instruments at amortized cost	2,707,298	—	—	—	—	—	2,707,298	—
Total financial assets at amortized cost	64,554,684	643,364	1,472,805	25,990,768	7,737,944	35,844,881	28,709,803	2,984,851
Debt instruments at fair value through other comprehensive income	18,153,492	—	—	—	—	—	18,153,492	71,560
Total debt instruments at fair value through other comprehensive income	18,153,492	—	—	—	—	—	18,153,492	71,560
Not subject to impairment
Derivative financial instruments - Trading	233,425	55,767	—	—	—	55,767	177,658	—
Derivative financial instruments - Hedges	161,824	—	—	—	—	—	161,824	—
Financial assets at fair value through profit or loss	2,042,777	—	—	—	—	—	2,042,777	—
Total financial instruments at fair value through profit or loss	2,438,026	55,767	—	—	—	55,767	2,382,259	—

	85,146,202	699,131	1,472,805	25,990,768	7,737,944	35,900,648	49,245,554	3,056,411
Financial guarantees (guarantees and stand-by letters)	4,587,472	27,205	158,230	1,088,062	572,838	1,846,335	2,741,137	57,723
Letters of credit for customers	24,459	1,421	23,039	—	—	24,460	(1)	—
Indirect loans	4,611,931	28,626	181,269	1,088,062	572,838	1,870,795	2,741,136	57,723

	89,758,133	727,757	1,654,074	27,078,830	8,310,782	37,771,443	51,986,690	3,114,134

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	Fair value of the credit guarantee under the base scenario
As of December 31,2019	Maximum exposure to credit risk	Cash	Investments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Subject to impairment
Financial assets
Cash and due from banks	11,128,875	—	—	—	—	—	11,128,875	—
Commercial loans	17,479,006	710,379	1,755,286	10,931,555	2,607,031	16,004,251	1,474,755	146,250
Small and micro-business loans	750,126	—	—	—	—	—	750,126	68,247
Consumer loans	12,821,567	—	—	—	—	—	12,821,567	1,058,600
Mortgage loans	7,206,445	—	—	12,135,552	—	12,135,552	(4,929,107)	121,682
Direct loans	38,257,144	710,379	1,755,286	23,067,107	2,607,031	28,139,803	10,117,341	1,394,779
Debt instruments at amortized cost	2,206,986	—	—	—	—	—	2,206,986	—
Total financial assets at amortized cost	51,593,005	710,379	1,755,286	23,067,107	2,607,031	28,139,803	23,453,202	1,394,779
Debt instruments at fair value through other comprehensive income	14,188,473	—	—	—	—	—	14,188,473	34,743
Total debt instruments at fair value through other comprehensive income	14,188,473	—	—	—	—	—	14,188,473	34,743
Not subject to impairment
Derivative financial instruments - Trading	207,949	42,351	—	—	—	42,351	165,598	—
Derivative financial instruments - Hedges	12,827	—	—	—	—	—	12,827	—
Financial assets at fair value through profit or loss	1,551,537	—	—	—	—	—	1,551,537	—
Total financial instruments at fair value through profit or loss	1,772,313	42,351	-	-	-	42,351	1,729,962	-
	67,553,791	752,730	1,755,286	23,067,107	2,607,031	28,182,154	39,371,637	1,429,522
Financial guarantees (guarantees and stand-by letters)	4,078,167	25,645	94,129	984,405	555,584	1,659,763	2,418,404	39,695
Letters of credit for customers	23,810	2,212	21,598	—	—	23,810	—	—
Indirect loans	4,101,977	27,857	115,727	984,405	555,584	1,683,573	2,418,404	39,695
	71,655,768	780,587	1,871,013	24,051,512	3,162,615	29,865,727	41,790,041	1,469,217

The following table shows the analysis of the fair values of the guarantees classified in Stage 3:

	Fair value of the credit guarantee under the base scenario
As of December 31,2020	Maximum exposure to credit risk	Cash	Investments	Guarantees from third parties or governments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	236,735	—	2,779	—	279,261	5,308	287,348	(50,613)	68,448
Small and micro-business loans	60,114	—	—	—	—	—	—	60,114	50,406
Consumer loans	1,703,607	—	—	—	—	—	—	1,703,607	1,426,470
Mortgage loans	443,480	—	—	—	632,284	—	632,284	(188,804)	114,079
Financial assets measured at amortized cost	2,443,936	—	2,779	—	911,545	5,308	919,632	1,524,304	1,659,403
Indirect loans	30,062	—	26	—	—	—	26	30,036	23,037
	2,473,998	—	2,805	—	911,545	5,308	919,658	1,554,340	1,682,440

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	Fair value of the credit guarantee under the base scenario
As of December 31,2019	Maximum exposure to credit risk	Cash	Investments	Guarantees from third parties or governments	Properties	Others	Total guarantee (*)	Net exposure	Expected loss associated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	199,173	—	2,847	—	375,668	3,314	381,829	(182,656)	67,158
Small and micro-business loans	47,349	—	—	—	—	—	—	47,349	40,566
Consumer loans	400,401	—	—	—	—	—	—	400,401	340,914
Mortgage loans	247,962	—	—	—	491,424	—	491,424	(243,462)	89,476
Financial assets measured at amortized cost	894,885	—	2,847	—	867,092	3,314	873,253	21,632	538,114
Indirect loans	30,407	—	—	—	—	—	—	30,407	18,607
	925,292	—	2,847	—	867,092	3,314	873,253	52,039	556,721

(*)	Includes the total fair value of the guarantees held by the Group as of December 31, 2020 and 2019, regardless the balance of the loan it guarantees.
(e)	Credit risk management for investments
(e.1)	Scoring or internal rating and PD:

For this type of financial instruments, the Group analyzes the public information available from international risk rating agencies such as: Fitch, Moody's and Standard & Poor's, and assigns a rating to each instrument.

For each rating agency, the ratings associated with higher to lower credit quality are shown:

Fitch	Moody's	Standard & Poor's
AAA	Aaa	AAA
AA+	Aa1	AA+
AA	Aa2	AA
AA-	Aa3	AA-
A+	A1	A+
A	A2	A
A-	A3	A-
BBB+	Baa1	BBB+
BBB	Baa2	BBB
BBB-	Baa3	BBB-
BB+	Ba1	BB+
BB	Ba2	BB
BB-	Ba3	BB-
B+	B1	B+
B	B2	B
B-	B3	B-
CCC	Caa1	CCC+

The Group determines its risk level according to the following classification as of December 31, 2020 and 2019:

	High grade		Grade lower than
	Rating: from AAA to A	Standard grade Rating: from BBB to B	standard Rating: from CCC to C
	PD less than or equal to:	PD Range	PD equal or higher
Global	0.05% - 0.12%	0.13% - 1.96%	22.12%
Latin America	0.00%	0.12% - 3.00%	23.47%
Sovereigns	0.00%	0.00% - 1.26%	26.47%

	High grade		Grade lower than
	Rating: from AAA to A	Standard grade Rating: from BBB to B	standard Rating: from CCC to C
	PD less than or equal to:	PD Range	PD equal or higher
Global	0.05% - 0.12%	0.14% - 2.02%	21.68%
Latin America	0.00%	0.14% - 2.87%	25.75%
Sovereigns	0.00%	0.28% - 1.29%	28.13%

Finally, each instrument is assigned a PD according to the transition matrices published by Fitch.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(e.2)	Loss given default (LGD):

For those issuers that are classified in Stage 1 or Stage 2 at the reporting date, the Group uses the recovery matrix published by Moody's.

For those investments in Stage 3, an evaluation must be made to determine the severity of the expected loss according to the progress of the recovery process initiated.

(e.3)	Exposure at default (EAD):

EAD represents the gross book value of the financial instruments subject to impairment. To calculate the EAD of an investment in Stage 1, possible non-compliance events are evaluated within 12 months. For financial assets in Stage 2 and Stage 3, exposure at default is determined for events throughout the life of the instrument.

(e.4)	Significant increase in credit risk:

The Group has assumed that the credit risk of a financial instrument has not increased significantly since the initial recognition if it is determined that the investment has a low credit risk at the reporting date, which occurs when the issuer has a strong ability to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the long term may reduce, but not necessarily, the ability of the issuer to meet its cash flow obligations contractual cash.

In accordance with the assignment of ratings to each debt instrument, the Group determines whether there is a significant increase in credit risk by comparing the rating at the date of acquisition with the rating at the reporting date, and designates the Stage in which each debt instrument is classified according to the quantitative and qualitative criteria, defined as follows:

(i)	Quantitative criteria -

The Group holds an investment that does not present a significant increase in risk if there is a movement of its credit risk rating within the investment grade. In case there is a movement of its credit risk rating outside the investment grade, it is deemed that the instrument presents a significant increase in risk.

(ii)	Qualitative criteria -

The Group periodically evaluates the following warning signs and criteria to assess whether the financial instrument presents a significant risk increase (stage 2) at the reporting date:

-	Significant decrease (30 percent of its original value) and prolonged (12 months) of the market value of the investment.
-	Infringements of covenants without a waiver from the bondholders committee.
-	Forced interventions by governments in the primary and secondary markets of the issuers.
-	Linkage of the issuer in illicit, political and fraud activities.
-	Impairment of collaterals (underlying assets) in the case of securitized instruments.
-	Delays or short and frequent breaches in the payment of coupons.
-	Macroeconomic, regulatory, social, technological and environmental changes are significantly adverse.
-	Other evaluations and/or alerts made by each Subsidiary (financial statements, evaluation of EBIT, financial indicators by industry, regulatory criteria, others).

The table below presents the credit risk ratings issued by risk rating agencies of recognized prestige local and international financial investments:

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	As of December 31, 2020		As of December 31, 2019
	S/(000)%		S/(000)%
Instruments issued and rated in Peru:
AAA	866,735	3.6	1,178,730	6.2
AA-/ AA+	2,894,385	11.9	2,389,059	12.5
A- / A+	30,177	0.1	362,985	1.9
BBB- / BBB+	-	0.0	1,611	0.0
BB- / BB+	11,742	0.0	3,141	0.0
	3,803,039	15.6	3,935,526	20.6
Instruments issued in Peru and rated abroad:
A-/ A+	6,871,126	28.3	5,705,209	29.9
BBB- / BBB+	4,490,804	18.5	1,826,297	9.6
BB- / BB+	288,526	1.2	113,819	0.6
B- / B+	-	0.0	814.00	0.0
Less than B-	180,201	0.7	-	-
	11,830,657	48.7	7,646,139	40.1
Instruments issued and rated abroad:
AAA	-	0.0	-	-
AA- / AA+	36,836	0.2	32,756	0.2
A- / A+	141,077	0.6	243,636	1.3
BBB- / BBB+	3,242,097	13.4	2,567,739	13.5
BB- / BB+	214,719	0.9	109,610	0.6
B- / B+	60,818	0.3	97,283	0.5
Less than B-	246	0.0	33,299	0.2
	3,695,793	15.3	3,084,323	16.2

Unrated
Certificates of deposits issued by the BCRP	1,283,726	5.3	1,483,493	7.8
Mutual funds and investment funds participations (*)	1,212,259	5.0	1,083,079	5.7
Securitized bonds	-	0.0	1,089.00	0.0
Other	241,269	1.0	85,668	0.4
Listed shares
Peruvian and foreign entities	901,613	3.7	631,694	3.3
BioPharma Credit PLC	490,471	2.0	468,392	2.5
InRetail Perú Corp.	339,945	1.4	285,962	1.5
Non-listed shares and participations
Royalty Pharma	107,530	0.4	117,682	0.6
LendUP	48,670	0.2	23,375	0.1
Other	14,635	0.1	1,641	0.0
Total	23,969,607	98.7	18,848,063	98.8
Accrued interest	307,508	1.3	224,655	1.2
Total	24,277,115	100.0	19,072,718	100.0

(*)	It includes mutual and investment funds which do not have risk rating.
(f)	Concentration of financial instruments exposed to credit risk

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

Financial instruments exposed to credit risk were distributed according to the following economic sectors:

	As of December 31, 2020
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
BCRP	-	1,283,727	-	14,645,405		15,929,132
Consumer loans	-	-	-	12,250,752		12,250,752
Financial services	1,709,900	1,931,549	575,526	5,163,346	(*)	9,380,321
Mortgage loans	36,781	-	-	7,723,070		7,759,851
Manufacturing	121,762	953,195	87,316	4,169,365		5,331,638
Commerce	3,887	88,894	339,945	5,341,881		5,774,607
Construction and infrastructure	11,515	2,853,982	41,483	936,384		3,843,364
Government of Peru	-	6,855,324	-	2,650,930		9,506,254
Electricity, gas, water and oil	49,786	1,522,877	167,981	1,073,266		2,813,910
Agriculture	7,945	30,177	1,522	1,483,222		1,522,866
Leaseholds and real estate activities	32,654	92,136	4,551	1,057,679		1,187,020
Communications, storage and transportation	100,077	247,774	153,243	1,840,959		2,342,053
Mining	4,710	1,041,323	-	727,361		1,773,394
Community services	6,429	-	-	319,049		325,478
Insurance	2,965	-	-	191,326		194,291
Fishing	2,339	-	1,981	409,878		414,198
Commercial and micro-business loans	-	-	-	342,203		342,203
Foreign organizations and governments activities	-	-	-	-		-
Foreign governments	-	159,859	-	-		159,859
Education, health and other services	13,309	101,356	-	420,961		535,626
Medicine and biotechnology	114,147	58,854	-	227,454		400,455
Public administration and defense	183,929	139,498	-	152,114		475,541
Professional, scientific and technical activities	22,305	541,827	-	4,023,030		4,587,162
Others	13,586	-	-	41,246		54,832
Total	2,438,026	17,902,352	1,373,548	65,190,881		86,904,807
Impairment allowance for loans						(2,984,851)
Accrued interest						729,878
Total						84,649,834

(*)It includes mainly the available funds deposited in the vaults of Interbank and in foreign banks; see Note 4.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	As of December 31, 2019
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
BCRP	-	1,483,496	-	7,073,229		8,556,725
Consumer loans	-	-	-	13,630,007		13,630,007
Financial services	1,420,610	1,980,317	508,199	5,519,231	(*)	9,428,357
Mortgage loans	39,621	-	-	7,215,361		7,254,982
Manufacturing	63,409	1,078,678	119,532	4,144,357		5,405,976
Commerce	757	90,722	285,962	3,079,661		3,457,102
Construction and infrastructure	7,126	2,902,159	24,421	688,855		3,622,561
Government of Peru	-	3,544,194	-	2,160,775		5,704,969
Electricity, gas, water and oil	28,273	1,299,404	178,654	694,237		2,200,568
Agriculture	3,995	31,414	1,915	1,238,447		1,275,771
Leaseholds and real estate activities	19,213	87,656	4,458	953,958		1,065,285
Communications, storage and transportation	32,663	247,978	-	973,045		1,253,686
Mining	260	328,071	-	579,122		907,453
Community services	1,544	-	-	262,382		263,926
Insurance	473	-	-	170,145		170,618
Fishing	2,900	-	2,581	375,598		381,079
Commercial and micro-business loans	-	-	-	268,847		268,847
Foreign organizations and governments activities	-	-	-	46,286		46,286
Foreign governments	-	114,981	-	-		114,981
Education, health and other services	4,952	127,006	-	265,425		397,383
Medicine and biotechnology	125,623	76,242	-	-		201,865
Public administration and defense	613	147,796	-	193,000		341,409
Professional, scientific and technical activities	11,431	469,915	-	2,642,773		3,124,119
Others	8,850	-	-	227,174		236,024
Total	1,772,313	14,010,029	1,125,722	52,401,915		69,309,979
Impairment allowance for loans						(1,394,779)
Accrued interest						499,143
						68,414,343

(*)It includes mainly the available funds deposited in the vaults of Interbank and in foreign banks; see Note 4.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The financial instruments exposed to credit risk were distributed according to their geographic area:

	As of December 31, 2020
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Peru	407,853	14,218,981	727,749	62,129,061		77,483,644
United States of America	1,081,745	312,506	285,038	1,069,649		2,748,938
Mexico	11,342	1,502,744	-	6,003		1,520,089
Cayman Islands	131,505	4,532	-	72,420		208,457
Canada	5,682	-	-	257,571		263,253
Luxembourg	264,085	15,247	-	56,445		335,777
Colombia	143	519,087	-	52,378		571,608
Chile	2,303	437,630	-	65,990		505,923
Panama	15,570	93,189	119	442,196	(*)	551,074
Brazil	5,224	446,068	-	166,173		617,465
United Kingdom	198,136	271,361	358,848	30,194		858,539
Germany	22,906	-	-	109,522		132,428
Ireland	107,530	-	-	-		107,530
Ecuador	3,277	-	-	93,592		96,869
Belgium	-	-	149	55,343		55,492
Others	180,725	81,007	1,645	584,344		847,721
Total	2,438,026	17,902,352	1,373,548	65,190,881		86,904,807
Impairment allowance for loans						(2,984,851)
Accrued interest						729,878
Total						84,649,834

(*)It corresponds mainly to the loan portfolio maintained by Inteligo Bank (domiciled in Panama) with Peruvian citizens.

	As of December 31, 2019
	Designated at fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost		Total
	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)
Peru	132,328	10,851,926	628,016	49,418,589		61,030,859
United States of America	682,443	353,120	159,579	1,004,076		2,199,218
Mexico	1,330	916,597	-	185		918,112
Cayman Islands	156,082	26,589	-	105,319		287,990
Canada	8,871	-	-	415,633		424,504
Luxembourg	319,938	17,647	-	34,346		371,931
Colombia	730	497,396	-	36,491		534,617
Chile	1	283,784	-	55,108		338,893
Panama	-	237,858	147	487,655	(*)	725,660
Brazil	106	653,409	-	187,119		840,634
United Kingdom	198,423	37,007	336,338	7,622		579,390
Germany	3,002	-	-	99,808		102,810
Ireland	117,682	-	-	878		118,560
Ecuador	606	-	-	91,449		92,055
Belgium	-	-	136	120,112		120,248
Others	150,771	134,696	1,506	337,525		624,498
Total	1,772,313	14,010,029	1,125,722	52,401,915		69,309,979
Impairment allowance for loans						(1,394,779)
Accrued interest						499,143
Total						68,414,343

(*)It corresponds mainly to the loan portfolio maintained by Inteligo Bank (domiciled in Panama) with Peruvian citizens.

(g)	Offsetting of financial assets and liabilities

The information contained in the tables below includes financial assets and liabilities that:

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

-	Are offset in the statement of financial position of the Group; or
-

Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

(g.1)	Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2020 and 2019, are presented below:

		Gross amounts of recognized financial liabilities and offset in the interim	Net amounts of financial assets presented in the interim	Related amounts not offset in the interim consolidated statement of financial position
	Gross amounts of recognized financial assets	consolidated statement of financial position	consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2020
Derivatives, Note 10(b)	395,249	-	395,249	(191,844)	(55,767)	147,638
Total	395,249	-	395,249	(191,844)	(55,767)	147,638
2019
Derivatives, Note 10(b)	220,776	-	220,776	(134,103)	(42,351)	44,322
Total	220,776	-	220,776	(134,103)	(42,351)	44,322

(g.2)	Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2020 and 2019, are presented below:

		Gross amounts of recognized financial assets and offset in the	Net amounts of financial liabilities presented in the	Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial liabilities	consolidated statement of financial position	consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees pledged, note 4(d)	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2020
Derivatives, Note 10(b)	271,326	-	271,326	(191,844)	(70,559)	8,923
Total	271,326	-	271,326	(191,844)	(70,559)	8,923
2019
Derivatives, Note 10(b)	222,305	-	222,305	(134,103)	(57,816)	30,386
Total	222,305	-	222,305	(134,103)	(57,816)	30,386

30.2	Market risk management

Market risk is the possibility of loss due to variations in the financial market conditions. The main variations to which the Group is exposed to are exchange rates, interest rates and prices. Said variations can affect the value of the Group’s financial assets and liabilities.

During the Covid-19 pandemic crisis, market risks were affected by increased market volatility, as well as changes related to government action. Regarding the Trading Book, the portfolios were affected since March 2020 by increased volatility in asset prices; however, since the Group's position in the Trading Book is relatively small, the impacts were not significant.

On the other hand, the Banking Book also had impacts by the pandemic and the government program "Reactiva Peru" promoted the placement of guaranted credits with funding through repurchase agreements, whose effect was that both Interbank's assets and liabilities are increased with maturity positions between one and three years. Likewise, this program had a significant positive impact on the liquidity level of the entire financial system. Even though these new positions were relevant, the rate risk indicators remained stable as the new positions which basically offset each other.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The Group separates its exposure to market risk into two blocks: (i) the one that arises from the fluctuation of the value of the trading investment portfolios, due to movements of market rates or prices (“Trading Book”) and; (ii) the one that arises from the changes in the structural positions (“Banking Book”) due to movements in interest rates, prices and exchange rates.

(a)	Trading Book -

In order to control and monitor the risks arising from the volatility of risk factors involved within each instrument, maximum exposure limits by currency, by type of investment and Value-at-Risk (“VaR”), which are controlled on a daily basis, have been established.

The main measurement technique used to measure and control market risk is VaR, which is a statistical measurement that quantifies the maximum loss expected for a period of time and a determined significance level under normal market conditions. The Group uses the VaR model for a period of one day, and a 99-percent confidence level. VaR is calculated by risk factor: interest rate, price or exchange rate and by type of investment: derivatives, fixed income and variable income.

VaR models are designed to measure the market risk within a normal market environment. Since VaR is based mainly on historical data to provide information and does not clearly predict future changes and modifications in risk factors, the probability of big market movements may be underestimated. VaR can also be under or overestimated due to the hypotheses made on the risk factors and the relation among these factors with the specific instruments. In order to determine the reliability of VaR models, the actual results are regularly monitored to prove the validity of the assumptions and parameters used in the calculation of VaR.

The Group includes within the VaR calculation the potential loss that may arise from the exposure to exchange rate risk. This risk is included in the VaR calculation because the exchange position is the result of the spot position plus the position in derivative products. Likewise, the total VaR includes the diversification effect that arises as a result of the interaction of the various market risk factors to which the Group is exposed.

The validity of the VaR calculation is proven through back-testing, which uses historical data to ensure that the model adequately estimates the potential losses. Additionally, the sensitivity of risk factors is calculated, which shows the potential portfolio losses in the event of certain fluctuations in factors. Said fluctuations include: interest rate shocks, exchange rate shocks and price shocks.

The VaR results of the Group’s portfolio by type of asset are presented below:

	2020	2019
	S/(000)	S/(000)
Equity investments	49,623	13,225
Debt investments	5,473	1,405
Derivatives and/or exchange position	6,549	3,942
Diversification effect	(15,785)	(4,434)
Consolidated VaR by type of asset (*)	45,860	14,138

The Group’s VaR results by type of risk are the following:

	2020	2019
	S/(000)	S/(000)
Exchange rate risk	7,251	10,655
Interest rate risk	2,648	1,126
Price risk	55,257	3,865
Diversification effect	(19,296)	(1,508)
Consolidated VaR by type of risk (*)	45,860	14,138

(*)	The total VaR is lower than the sum of its components due to the benefits of risk diversification.
(b)	Banking Book -

The portfolios which are not for trading are exposed to different financial risks, since they are sensitive to movements of the market rates, which can result in a negative effect on the value of the assets compared to its liabilities and; therefore, on its net value.

(i)	Interest rate risk

Interest rates fluctuate permanently on the market. These fluctuations affect the Group in two ways: first, through the change in the valuation of assets and liabilities; and secondly, affecting the cash flows at repricing. The variation in the valuation of assets and liabilities is increasingly sensitive as the term at which the asset or liability is repriced is extended. This process consists in the assessment of repricing periods. On the other hand, cash flows are affected when the instruments reach maturity, when they are invested or placed at new interest rates effective in the market.

Repricing gap

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

An analysis of the repricing gaps is performed in order to determine the impact of the interest rates movements. Said analysis consists of assigning the balances of the operations that will change the interest rate into different time gaps. Based on this analysis, the impact of the variation in the valuation of assets and liabilities on each gap is calculated.

(i.1)

The following table summarizes the Group’s exposure to interest rate risk. The Group’s financial instruments are presented at book value (including interest accrued), classified by the repricing period of the contract’s interest rate or maturity date, whichever occurs first:

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	As of December 31, 2020
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	14,634,893	194,871	131,924	406,131	-	3,397,663	18,765,482
Inter-bank funds	18,105	-	-	-	-	-	18,105
Investments at fair value through other comprehensive income (debt and equity)	881,907	228,550	310,640	2,751,911	13,980,484	1,373,548	19,527,040
Investments at amortized cost	-	56,368	-	1,151,355	1,499,575	-	2,707,298
Loans, net	3,169,078	4,399,328	9,685,594	19,731,211	5,136,520	(1,602,308)	40,519,423
Other assets	81,455	129,760	23,453	261,618	337	3,925,856	4,422,479
Total assets	18,785,438	5,008,877	10,151,611	24,302,226	20,616,916	7,094,759	85,959,827

Financial liabilities
Deposits and obligations	31,165,789	2,208,550	3,604,421	543,414	272,614	9,354,487	47,149,275
Due to banks and correspondents	313,610	651,621	932,139	6,886,860	876,647	-	9,660,877
Inter-bank funds	28,971	-	-	-	-	-	28,971
Bonds, notes and other obligations	18,904	875	84,299	2,309,141	5,365,532	-	7,778,751
Insurance contract liabilities	88,452	173,892	773,570	3,485,680	7,980,129	-	12,501,723
Other accounts payable, provisions and other liabilities	96,267	68,062	60,017	124,526	29,638	1,512,647	1,891,157
Equity	-	-	-	-	-	8,953,949	8,953,949
Total liabilities and equity	31,711,993	3,103,000	5,454,446	13,349,621	14,524,560	19,821,083	87,964,703

Off- balance sheet accounts
Derivatives held as assets	-	-	-	1,596,861	-	543,150	2,140,011
Derivatives held as liabilities	-	-	-	1,596,861	543,150	-	2,140,011
	-	-	-	-	(543,150)	543,150	-

Marginal gap	(12,926,555)	1,905,877	4,697,165	10,952,605	5,549,206	(12,183,174)	(2,004,876)
Cumulative gap	(12,926,555)	(11,020,678)	(6,323,513)	4,629,092	10,178,298	(2,004,876)	-

	As of December 31, 2019
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	7,078,876	428,176	905,866	11,199	-	2,704,758	11,128,875
Inter-bank funds	85,006	-	-	-	-	-	85,006
Investments at fair value through other comprehensive income (debt and equity)	232,135	528,116	1,141,759	2,010,649	10,275,814	1,125,722	15,314,195
Investments at amortized cost	-	46,211	-	1,158,805	1,001,970	-	2,206,986
Loans, net	5,293,216	4,562,929	8,171,518	14,764,175	4,815,523	(470,508)	37,136,853
Other assets	71,552	256,718	40,269	137,957	332	3,424,064	3,930,892
Total assets	12,760,785	5,822,150	10,259,412	18,082,785	16,093,639	6,784,036	69,802,807
Financial liabilities
Deposits and obligations	23,942,608	2,127,669	5,244,345	999,768	134,596	5,644,238	38,093,224
Due to banks and correspondents	328,668	593,866	1,746,238	437,037	873,828	-	3,979,637
Inter-bank funds	169,138	-	-	-	-	-	169,138
Bonds, notes and other obligations	332,180	171,939	686,713	2,955,175	2,744,283	-	6,890,290
Insurance contract liabilities	81,355	159,978	715,102	3,264,690	7,205,506	-	11,426,631
Other accounts payable, provisions and other liabilities	93,531	161,265	82,504	165,252	(3,512)	1,393,461	1,892,501
Equity	-	-	-	-	-	8,903,448	8,903,448
Total liabilities and equity	24,947,480	3,214,717	8,474,902	7,821,922	10,954,701	15,941,147	71,354,869
Off- balance sheet accounts
Derivatives held as assets	-	165,700	132,560	1,461,474	-	497,100	2,256,834
Derivatives held as liabilities	-	-	298,260	1,461,474	497,100	-	2,256,834
	-	165,700	(165,700)	-	(497,100)	497,100	-

Marginal gap	(12,186,695)	2,773,133	1,618,810	10,260,863	4,641,838	(8,660,011)	(1,552,062)
Cumulative gap	(12,186,695)	(9,413,562)	(7,794,752)	2,466,111	7,107,949	(1,552,062)	-

(i.2)	Sensitivity to changes in interest rates -

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The exposure to the interest rate is supervised by the GIR Committee and the ALCO Committee. The GIR Committee approves the various limits applicable to the financial instruments’ management. The ALCO Committee analyzes and monitors the results of the asset and liability management strategies and decisions implemented. Likewise, it defines the strategies and analyzes the sources of financing, as well as the coverage of the balance executed by the Bank. In particular, the latter could be considered to cover the exposure due to the variation in cash flows attributed to changes in variable market rates, to fix the cost of funds considering the global context of future movement of rates in the currencies under evaluation, to transform the cost of funds from foreign currency to the functional currency, among other casuistic as reviewed and approved by the Committee, considering the risk limits.

In this regard, the effect of movements in interest rates is analyzed on the basis of the Regulatory Model and takes into account: (i) the financial margin for the next 12 months or Earning at Risk (EaR) and (ii) the Equity Value at Risk (EVaR), as detailed below:

-	Earning at Risk indicator, calculated as a percentage of the equity
-	Cash, the legal limit of 5 percent and an early warning of 4 percent are set.
-	Value at Risk indicator, calculated as a percentage of the effective equity, establishes the internal limit of 15 percent and an early warning of 13 percent.

Thus, interest rate risk is managed and supervised by monitoring the aforementioned indicators, which allows Management to assess the potential effect of interest rates movements on the Group’s financial margin and thus manage the terms and the fixed and/or variable yields generated by the financial instruments held by the Group, including strategies on the derivative financial instruments designated as hedge accounting.

For its part, the GIR Committee oversees the approval levels of structural interest-rate risk capacity and appetite, which are detailed in the Bank's Risk Appetite Framework.

In the case of Interseguro and Inteligo Bank, their Boards establish limits, which are controlled by their respective Investment Risk Unit.

The table below presents the sensitivity to a possible change in interest rates, with all other variables kept constant, in the consolidated statement of income and in the consolidated statement of changes in equity, before Income Tax and non-controlling interest.

	As of December 31, 2020
Currency	Changes in basis points	Sensitivity of net income		Sensitivity of other net comprehensive income
		S/(000)		S/(000)
US Dollar	+/-25	+/-	6,182	+/-	141,881
US Dollar	+/-50	+/-	12,363	+/-	284,009
US Dollar	+/-75	+/-	18,541	+/-	426,629
US Dollar	+/-100	+/-	24,717	+/-	569,991
Sol	+/-50	-/+	25,111	-/+	408,975
Sol	+/-75	-/+	37,661	-/+	614,760
Sol	+/-100	-/+	50,207	-/+	821,425
Sol	+/-150	-/+	75,291	-/+	1,239,666

	As of December 31, 2019
Currency	Changes in basis points	Changes in basis points		Sensitivity of other net comprehensive income
		S/(000)		S/(000)
US Dollar	+/-25	+/-	3,489	+/-	98,418
US Dollar	+/-50	+/-	6,977	+/-	197,039
US Dollar	+/-75	+/-	10,464	+/-	296,072
US Dollar	+/-100	+/-	13,950	+/-	395,726
Sol	+/-50	-/+	17,240	-/+	436,439
Sol	+/-75	-/+	25,857	-/+	655,985
Sol	+/-100	-/+	34,473	-/+	876,509
Sol	+/-150	-/+	51,700	-/+	1,322,800

The interest rate sensitivities shown in the tables above are only illustrative and are based on simplified scenarios. The figures represent the effect of the pro-forma movements in the net interest income based on the projected scenarios yield curve and the Group’s current interest rate risk profile. However, this effect, does not include actions that would be taken by Management to mitigate the impact of this interest rate risk. In addition, the Group seeks proactively to change the interest rate risk profile to minimize losses and optimize net revenues. The above projections also assume that interest rate of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. The projections also include assumptions to facilitate calculations, such as that all positions are held to maturity.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

(i.3)	Sensitivity to price variation -

Shares classified as investments at fair value through other comprehensive income, for the years 2020 and 2019, are not considered as part of the investments for interest rate sensitivity calculation purposes. However, a calculation of sensitivity in market prices and the effect on expected unrealized gain or loss in the consolidated statement of other comprehensive income, before Income Tax and non-controlling interest, as of December 31, 2020 and 2019, is presented below:

	Changes in market price	2020	2019
Sensitivity to market price	%	S/(000)	S/(000)
Shares	+/-10	137,355	112,572
Shares	+/-25	343,387	281,431
Shares	+/-30	412,064	337,717

(ii)	Foreign exchange risk

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of December 31, 2020, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.618 per US$1 bid and S/3.624 per US$1 ask (S/3.311 and S/3.317 as of December 31, 2019, respectively). As of December 31, 2020, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.621 per US$1 (S/3.314 as of December 31, 2019).

The table below presents the detail of the Group’s position:

	As of December 31, 2020
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	7,232,836	10,959,492	573,154	18,765,482
Inter-bank funds	18,105	—	—	18,105
Financial investments	8,926,088	15,262,993	88,034	24,277,115
Loans, net	10,535,743	29,983,680	—	40,519,423
Due from customers on acceptances	16,320	—	—	16,320
Other accounts receivable and other assets, net	312,407	740,113	869	1,053,389
	27,041,499	56,946,278	662,057	84,649,834
Liabilities
Deposits and obligations	16,244,869	30,519,198	385,208	47,149,275
Inter-bank funds	28,971	—	—	28,971
Due to banks and correspondents	643,977	9,016,900	—	9,660,877
Bonds, notes and other obligations	6,887,363	891,388	—	7,778,751
Due from customers on acceptances	16,320	—	—	16,320
Insurance contract liabilities	4,905,233	7,596,490	—	12,501,723
Other accounts payable, provisions and other liabilities	530,180	1,440,976	32,631	2,003,787
	29,256,913	49,464,952	417,839	79,139,704
Forwards position, net	1,525,029	(1,369,873)	(155,156)	—
Currency swaps position, net	264,160	(264,160)	—	—
Cross currency swaps position, net	1,926,886	(1,926,886)	—	—
Options position, net	48	(48)	—	—
Monetary position, net	1,500,709	3,920,359	89,062	5,510,130

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	As of December 31, 2019
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	9,386,504	1,311,291	431,080	11,128,875
Inter-bank funds	—	85,006	—	85,006
Financial investments	6,948,954	12,111,165	12,599	19,072,718
Loans, net	10,919,233	26,217,620	—	37,136,853
Due from customers on acceptances	128,397	-	11,288	139,685
Other accounts receivable and other assets, net	245,402	604,456	1,348	851,206
	27,628,490	40,329,538	456,315	68,414,343
Liabilities
Deposits and obligations	13,840,447	23,888,049	364,728	38,093,224
Inter-bank funds	149,137	20,001	—	169,138
Due to banks and correspondents	830,122	3,149,515	—	3,979,637
Bonds, notes and other obligations	5,857,206	1,033,084	—	6,890,290
Due from customers on acceptances	128,397	—	11,288	139,685
Insurance contract liabilities	4,254,662	7,171,969	—	11,426,631
Other accounts payable, provisions and other liabilities	394,159	1,374,236	332	1,768,727
	25,454,130	36,636,854	376,348	62,467,332
Forwards position, net	(2,718,082)	2,776,866	(58,784)	—
Currency swaps position, net	138,676	(138,676)	—	—
Cross currency swaps position, net	1,763,518	(1,763,518)	—	—
Options position, net	(37)	37	—	—
Monetary position, net	1,358,435	4,567,393	21,183	5,947,011

As of December 31, 2020, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$634,242,000, equivalent to S/2,296,590,000 (US$683,214,000, equivalent to S/2,264,171,000 as of December 31, 2019); see Note 18.

The Group manages the exchange rate risk through the matching of its active and passive operations, supervising its global exchange position daily. The global exchange position of the Group is equivalent to long positions minus short positions in currencies other than the Sol. The global exchange position includes balance positions (spot) and the positions in derivatives, including the positions of derivatives that have been designated as accounting hedges with the purpose of covering the exposure due to the variation of the exchange rate; see Note10(b). Any depreciation/appreciation of the foreign currency would affect the consolidated statement of income. An imbalance in the monetary position would make the Group’s consolidated statement of financial position vulnerable to the fluctuation of the foreign currency (exchange rate “shock”).

The table below shows the analysis of variations of the US Dollar, the main foreign currency to which the Group has exposure as of December 31, 2020 and 2019. The analysis determines the effect of a reasonably possible variation of the exchange rate US Dollar to the Sol, considering all the other variables constant in the consolidated statement of other comprehensive income before Income Tax. A negative amount shows a potential net reduction in the consolidated statement of income, while a positive amount reflects a net potential increase:

Sensitivity analysis	Changes in currency rates	2020	2019
	%	S/(000)	S/(000)
Devaluation
US Dollar	5	(22,242)	(27,837)
US Dollar	10	(44,483)	(55,674)
US Dollar	15	(66,725)	(83,511)

Revaluation
US Dollar	5	22,242	27,837
US Dollar	10	44,483	55,674
US Dollar	15	66,725	83,511

30.3	Liquidity risk

Liquidity risk consists in the Group’s inability to comply with the maturity of its obligations, thus incurring in losses that significantly affect its equity position. This risk may arise as a result of various events such as: the unexpected decrease of funding sources, the inability to rapidly settle assets, among others.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

The Group has a set of indicators that are controlled and reported daily, which establish the minimum liquidity levels allowed for the short-term and reflect several risk aspects such as: concentration, stability, position by currency, main depositors, etc.

Likewise, the Group assesses medium-term and long-term liquidity through a structural analysis of its funds inflows and outflows in different maturity terms. This process allows to know, for each currency, the various funding sources, how liquidity needs increase and which terms are mismatched. Both for assets and liabilities, assumptions are considered for the operations that do not have determined maturity dates, such as revolving loans, savings and similar ones, as well as contingent liabilities, such as non-used letters of credit or lines of credit. Based on this information, the necessary decisions to maintain target liquidity levels are made.

In the case of Interbank, liquidity is managed by the Vice-Presidency of Capital Markets, which chairs the ALCO Committee, where positions, movements, indicators and limits on liquidity management are presented. Liquidity risk is supervised by the GIR Committee, defining the risk level that Interbank is willing to take and the corresponding indicators, limits and controls are reviewed. The Market Risk Division is in charge of tracking said indicators. Interbank takes short-term deposits and transforms them into longer-term loans. Therefore, its exposure to liquidity risk increases. Interbank maintains a set of deposits that are historically renewed or maintained, and which represent a stable funding source.

In the case of Interseguro, it is exposed to requirements other than their cash resources, mainly claims resulting from their short-term insurance contracts. The Board of Directors of the company establishes limits on the minimum proportion of the maturity funds available to meet these requirements and in a minimum level of lines of credit that must be available to cover claims at unexpected claim levels.

With regards to long-term insurance contracts, considering the types of products offered and the long-term contractual relationship with clients (the liquidity risk is not material) the emphasis is on sufficient availability of flow of assets, and the term matching of the latter with the liability obligations (mathematical technical reserves), for which there are sufficiency and adequacy indicators.

In the case of Inteligo Bank, the Board of Directors has established liquidity levels as to the minimum amount of available funds required to meet such requirements and the minimum level of inter-banking facilities and other loan mechanisms that should exist to cover unexpected withdrawals. Inteligo Bank holds a short-term asset portfolio comprised of loans and investments to ensure sufficient liquidity.

Inteligo Bank’s financial assets include unlisted equity investments, which generally are illiquid. In addition, Inteligo Bank holds investments in closed (unlisted) and open-ended investment funds, which may be subject to redemption restrictions such as “side pockets” and redemption limits. As a result, Inteligo Bank may not be able to settle some of its investments in these instruments in due time in order to meet its liquidity requirements.

The following table presents the Group’s undiscounted cash flows payable according to contractual terms agreed (including the payment of future interest):

	As of December 31,2020
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial liabilities by type -
Deposits and obligations	37,415,275	2,345,526	3,672,558	2,337,990	1,718,650	47,489,999
Inter-bank funds	28,971	-	-	-	-	28,971
Due to banks and correspondents	319,026	500,321	1,000,789	7,402,575	1,149,770	10,372,481
Bonds, notes and other obligations	57,703	42,939	227,599	5,432,266	3,388,314	9,148,821
Due from customers on acceptances	5,001	7,497	3,822	-	-	16,320
Insurance contract liabilities	88,453	173,892	773,570	3,485,680	15,529,113	20,050,708
Other accounts payable, provisions and other liabilities	653,979	82,903	135,793	188,089	671,697	1,732,461
Total non-derivative financial liabilities	38,568,408	3,153,078	5,814,131	18,846,600	22,457,544	88,839,761
Derivatives held for trading (*) -
Contractual amounts receivable (inflow)	327,800	364,140	1,406,563	3,803,005	2,212,074	8,113,582
Contractual amounts payable (outflow)	320,566	361,367	1,396,413	3,860,894	2,205,300	8,144,540
Total	7,234	2,773	10,150	(57,889)	6,774	(30,958)
Derivatives held as hedge (**) -
Contractual amounts receivable (inflow)	26,913	-	26,947	1,677,668	57,300	1,788,828
Contractual amounts payable (outflow)	35,742	-	44,453	1,582,390	18,482	1,681,067
Total	(8,829)	—	(17,506)	95,278	38,818	107,761

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	As of December 31,2019
	Up to 1 month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial liabilities by type -
Deposits and obligations	26,754,258	2,257,708	5,366,257	2,858,984	1,250,152	38,487,359
Inter-bank funds	169,138	-	-	-	-	169,138
Due to banks and correspondents	325,577	388,083	2,020,864	731,728	1,149,964	4,616,216
Bonds, notes and other obligations	33,465	191,676	883,923	4,015,510	3,132,301	8,256,875
Due from customers on acceptances	6,715	108,953	22,990	1,027	-	139,685
Insurance contract liabilities	81,355	159,989	715,321	3,269,653	15,037,698	19,264,016
Other accounts payable, provisions and other liabilities	559,595	54,007	132,015	211,386	589,419	1,546,422
Total non-derivative financial liabilities	27,930,103	3,160,416	9,141,370	11,088,288	21,159,534	72,479,711
Derivatives held for trading (*) -
Contractual amounts receivable (inflow)	560,750	264,648	933,967	4,932,149	2,795,731	9,487,245
Contractual amounts payable (outflow)	568,321	218,373	955,527	5,012,558	2,786,890	9,541,669
Total	(7,571)	46,275	(21,560)	(80,409)	8,841	(54,424)
Derivatives held as hedge (**) -
Contractual amounts receivable (inflow)	24,662	1,183	326,708	1,584,786	11,250	1,948,589
Contractual amounts payable (outflow)	35,795	1,621	353,888	1,653,450	27,723	2,072,477
Total	(11,133)	(438)	(27,180)	(68,664)	(16,473)	(123,888)
(*)	It includes contracts whose future flows agreed to be exchanged are settled on a net basis (non-delivery) and a gross basis (full-delivery).
(**)	It only includes contracts whose future flows agreed to be exchanged are settled on a net basis (non-delivery)

The table below shows maturity, by contractual term, of the contingent credits (indirect loans) granted by the Group as of the dates of the consolidated statement of financial position:

	2020	2019
	S/(000)	S/(000)
Contingent credits (indirect loans)
Up to 1 month	1,205,650	910,505
From 1 to 3 months	1,169,887	843,494
From 3 to 12 months	1,989,466	2,076,546
From 1 to 5 years	246,928	271,224
Over 5 years	-	208
Total	4,611,931	4,101,977

The Group estimates that not all of the contingent loans (indirect) or commitments will be used before the maturity date of the commitments.

The following table shows the changes in liabilities arising from financing activities according to IAS 7:

	2020
	Balance as of January 1	Dividends payable	Cash flow	Effect of movement in exchange rate	Others	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Inter-bank funds	169,138	-	(140,167)	-	-	28,971
Bonds, notes and other obligations	6,890,290	-	312,600	549,801	26,060	7,778,751
Lease liability related to right-of-use assets	341,836	-	(74,608)	5,081	(2,554)	269,755
Dividends payable	691	700,660	(700,430)	-	-	921
Total liabilities for financing activities	7,401,955	700,660	(602,605)	554,882	23,506	8,078,398

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	2019
	Balance as of January 1	Dividends payable	Cash flow	Effect of movement in exchange rate	Others	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Inter-bank funds	-	—	169,138	-	-	169,138
Bonds, notes and other obligations	6,496,778	—	576,947	33,731	(217,166)	6,890,290
Lease liability related to right-of-use assets	341,746	—	(83,438)	(849)	84,377	341,836
Dividends payable	283	658,117	(657,709)	-	-	691
Total liabilities for financing activities	6,838,807	658,117	4,938	32,882	(132,789)	7,401,955
30.4	Operational risk

Operational risk is the risk of loss arising from systems failure, human error, fraud or external events. When internal controls fail, operational risks can cause damage to reputation, have legal or regulatory implications, or lead to financial loss. The Group cannot expect to eliminate all operational risks, but through a control framework and by monitoring and responding to potential risks, the Group is able to manage these risks. Controls include mainly the segregation of duties, accesses, authorization and reconciliation procedures, staff training and assessment processes, including the review by Internal Audit.

The Group's Management has focused its attention on the implications of the Covid-19 pandemic on the development of its operations. In this regard, a number of measures were implemented that ensured the remote work of their workers within the optimal parameters of information technology and cybersecurity systems.

30.5	Insurance risk management

The risk under an insurance contract, in any of its various forms, is the possibility that the insured event occurs and; therefore, uncertainty is realized in the amount of the resulting claim. Given the nature of the insurance contract, this risk is aleatory and; therefore, unpredictable.

Regarding a portfolio of insurance contracts where the theory of large numbers and probabilities for pricing and provisions is applied, the main risk faced by the insurance business of the Group, managed by Interseguro, is that claims and/or payments of benefits covered by the policies exceed the book value of insurance liabilities. This could happen to the extent that the frequency and/or severity of claims and benefits are higher than estimated. The factors that are considered to perform the assessment of insurance risks are the following:

-Frequency and severity of claims;

-Sources of uncertainty in the calculation of payment of future claims;

-Mortality tables for different coverage plans in the life insurance segment;

-Changes in market rates of investments that directly affect the discount rates to calculate mathematical reserves; and

-Specific requirements established by the SBS according to insurance plans.

On the other hand, Interseguro has signed contracts of automatic reinsurance coverage mainly in credit life, retirement and life insurances that protect it from losses due to frequency and severity. The objective of this reinsurance negotiation is that the total net insurance losses do not affect the equity and liquidity of Interseguro. Interseguro’s policy is to sign contracts with companies with international rating determined by SBS rules. Annuities contracts do not have reinsurance coverage.

(a)	Life insurance contracts -

Interseguro has developed its insurance underwriting strategy in order to diversify the type of insurance risks accepted. Factors that aggravate the insurance risk include lack of risk diversification in terms of type and amount of risk and geographic location. The underwriting strategy aims to ensure that underwriting risks are well diversified in terms of type and amount of risk. Underwriting limits serve to implement the selection criteria for appropriate risk. As of December 31, 2020 and 2019, most of the insurance contracts entered into by Interseguro are located in the city of Lima.

The sufficiency of reserves is a principle of insurance management. Technical reserves for claims and premiums are estimated by Interseguro’s actuaries and reviewed by independent experts when deemed necessary.

Interseguro’s Management constantly monitors trends in claims, which allows it to perform estimates of claims incurred but not reported (IBNR) that are supported by recent information.

On the other hand, Interseguro is exposed to the risk that mortality and morbidity rates associated with customers do not reflect the actual mortality and morbidity and may cause the premium calculated for the coverage offered to be insufficient to cover claims. For this reason, Interseguro performs a careful risk selection or underwriting when issuing policies, because

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

by doing so it can classify the degree of risk presented by a proposed insured, analyzing characteristics such as gender, smoking condition, health condition, among others.

In the particular case of annuities, the risk assumed by Interseguro is that the real life expectancy of the insured population is greater than that estimated when determining income, which would mean a deficit of reserves to comply with the payment of pensions.

On the other hand, insurance products do not have particularly relevant terms or clauses that could have a significant impact or represent significant uncertainties over Interseguro’s cash flows.

(b)	Real estate risk management -

Real estate risk is defined as the possibility of losses due to changes or volatility of market prices of properties; see Note 7. Investment properties are held by Interseguro in order to manage its long term inflows and match its technical reserves. SBS Resolution No. 2840-2012, dated May 11, 2012, “Regulations on Real Estate Risk Management in Insurance Companies”, requires that insurance companies adequately identify, measure, control and report the real estate risk level they are exposed to.

Additionally, Interseguro has identified the following risks associated with its real estate portfolios:

-

The cost to develop a project may increase if there are delays in the planning process; however, Interseguro receives services from advisors in order to reduce the risks that may arise in the planning process.

-

A major lessee may become insolvent thus causing a significant loss in rental income and a reduction in the value of the associated property. To reduce this risk, Interseguro reviews the financial position of all prospective lessees and decides on the appropriate level of safety required, such as lease deposits or guarantees.

-	The fair values of the investment property could be affected by the cash flows generated by the tenants and/or lessees, as well as by the economic conditions of Peru and future expectations.

30.6	Capital management

The Group manages in an active manner a capital base in order to cover the risks inherent to its activities. Capital adequacy of the Group is monitored by using regulations and ratios established by the different regulators. See Note 16(f).

31.Fair value

(a)	Financial instruments measured at their fair value and fair value hierarchy

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position:

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	577,438	986,627	478,712	2,042,777
Debt instruments measured at fair value through other comprehensive income	10,247,432	7,654,920	—	17,902,352
Equity instruments measured at fair value through other comprehensive income	1,329,471	7,867	36,210	1,373,548
Derivatives receivable	—	395,249	—	395,249
	12,154,341	9,044,663	514,922	21,713,926
Accrued interest				251,140
Total financial assets				21,965,066
Financial liabilities
Derivatives payable	—	271,326	—	271,326

(*)	As of December 31, 2020 and 2019, correspond mainly to participations in mutual funds and investment funds.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

	As of December 31, 2019
	Level 1	Level 2	Level 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	682,341	381,844	487,352	1,551,537
Debt instruments measured at fair value through other comprehensive income	10,779,395	3,230,634	—	14,010,029
Equity instruments measured at fair value through other comprehensive income	1,119,620	6,102	—	1,125,722
Derivatives receivable	—	220,776	—	220,776
	12,581,356	3,839,356	487,352	16,908,064
Accrued interest				178,444
Total financial assets				17,086,508
Financial liabilities
Derivatives payable	—	222,305	—	222,305

(*)As of December 31, 2020 and 2019, correspond mainly to participations in mutual funds and investment funds.

Financial assets included in Level 1 are those measured on the basis of information that is available on the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity.

Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.).

Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

During the year 2020, there were transfers of certain financial instruments from Level 1 to Level 2 for the amount of S/4,116,507,000, because they stopped being actively traded during the year and, therefore, fair values were obtained by using observable market data. There were no transfers of financial instruments from Level 3 to Level 1 or Level 2 or viceversa.

During the year 2019, there were neither transfers of financial instruments from Level 3 to Level 1 or Level 2, nor from Level 1 to Level 2.

The table below presents a description of significant unobservable data used in valuation:

	Valuation technique	Significant unobservable inputs	Valuation	Sensitivity of inputs to fair value
Royalty Pharma	DCF Method	NAV	215.19	10 percent increase (decrease) in the NAVs would result in increase (decrease) in fair value by S/10,754,000.
Private equity funds	DCF Method	NAV	Depends on each investment	10 percent increase (decrease) in the NAVs would result in increase (decrease) in fair value by S/27,983,000.
ZipLine International Inc.	Equity method	-	According to credit risk	500 basis points increase (decrease) in the discount rate would result in increase(decrease) in fair value by S/1,811,000.

The Group determined the fair values of investments included in Level 3 mainly by using methods such as the discounted cash flow, comparable multiples and/or equity method. Starting in 2020, the Group performed changes in the determination of the estimates for the fair value of these investments considering the nature of themselves, as well as the underlying assets and the information to which it ihas access valuation date; concluding that the best valuation method for these investments is the use of the

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

net asset value (“NAV”). It should be noted that the change in this estimate did not have a significant impact with respect of the valuation as of December 31, 2019.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	2020	2019
	S/(000)	S/(000)
Initial balance as of January 1	487,352	407,957
Purchases	155,198	222,098
Sales	(272,711)	(150,575)
Gain recognized on the consolidated statement of income	145,083	7,872
Balance as of December 31	514,922	487,352
(b)	Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of December 31, 2020					As of December 31, 2019
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	—	18,765,482	—	18,765,482	18,765,482	—	11,128,875	—	11,128,875	11,128,875
Inter-bank funds	—	18,105	—	18,105	18,105	—	85,006	—	85,006	85,006
Investments at amortized cost	2,988,539	-	—	2,988,539	2,707,298	929,333	1,398,970	—	2,328,303	2,206,986
Loans, net	—	40,809,701	—	40,809,701	40,519,423	—	38,115,562	—	38,115,562	37,136,853
Due from customers on acceptances	—	16,320	—	16,320	16,320	—	139,685	—	139,685	139,685
Other accounts receivables and other assets, net	—	658,140	—	658,140	658,140	—	630,430	—	630,430	630,430
Total	2,988,539	60,267,748	—	63,256,287	62,684,768	929,333	51,498,528	—	52,427,861	51,327,835
Liabilities
Deposits and obligations	—	47,146,077	—	47,146,077	47,149,275	—	38,099,641	—	38,099,641	38,093,224
Inter-bank funds	—	28,971	—	28,971	28,971	—	169,138	—	169,138	169,138
Due to banks and correspondents	—	9,686,361	—	9,686,361	9,660,877	—	3,982,373	—	3,982,373	3,979,637
Bonds, notes and other obligations	6,856,829	1,405,383	—	8,262,212	7,778,751	5,073,917	2,044,630	—	7,118,547	6,890,290
Due from customers on acceptances	—	16,320	—	16,320	16,320	—	139,685	—	139,685	139,685
Insurance contract liabilities	—	12,501,723	—	12,501,723	12,501,723	—	11,426,631	—	11,426,631	11,426,631
Other accounts payable and other liabilities	—	1,732,461	—	1,732,461	1,732,461	—	1,546,422	—	1,546,422	1,546,422
Total	6,856,829	72,517,296	—	79,374,125	78,868,378	5,073,917	57,408,520	—	62,482,437	62,245,027

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i)

Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of December 31, 2020 and 2019, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii)

Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii)

Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

32.	Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held as trust are not included in the consolidated financial statements. These services give rise to the risk that the Group could eventually be held responsible of poor yielding of the assets under its management.

As of December 31, 2020 and 2019, the value of the managed off-balance sheet financial assets is as follows:

	2020	2019
	S/(000)	S/(000)
Investment funds	15,008,109	13,243,888
Mutual funds	5,980,724	5,049,034
Total	20,988,833	18,292,922

33.	Additional explanation for english translation

The accompanying financial statements are presented on the basis of the IFRS. In the event of any discrepancy, the Spanish language version prevails.

Translation of consolidated financial statements originally issued in Spanish – Note 33

Notes to the consolidated financial statements (continued)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undesigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.
Date: March 18,2021	By: /s/ Michela Casassa Ramat
Name: Michela Casassa Ramat Title: Chief Financial Officer